As filed with the Securities and Exchange Commission on May 20, 2004

Registration No. 333-113880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

LEADIS TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	77-0547089
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

474 Potrero Avenue, Suite A

Sunnyvale, CA 94085

(408) 387-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steve Ahn

President and Chief Executive Officer

Leadis Technology, Inc.

474 Potrero Avenue, Suite A

Sunnyvale, CA 94085

(408) 387-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric C. Jensen Vincent P. Pangrazio Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000	Steven E. Bochner Nora L. Gibson Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Common Stock, $0.001 par value	6,900,000	$14.00	$96,600,000	$12,239.22 (3)

(1)	Includes 900,000 shares that the Underwriters will have the option to purchase solely to cover over-allotment, if any.
(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) of the Securities Act.
(3)	$10,136.00 previously paid.

The Registrant Hereby Amends This Registration Statement On Such Date Or Dates As May Be Necessary To Delay Its Effective Date Until The Registrant Shall File A Further Amendment Which Specifically States That This Registration Statement Shall Thereafter Become Effective In Accordance With Section 8(a) Of The Securities Act Or Until The Registration Statement Shall Become Effective On Such Date As The Securities And Exchange Commission, Acting Pursuant To Said Section 8(a), May Determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 20, 2004.

6,000,000 Shares

Common Stock

This is the initial public offering of shares of common stock of Leadis Technology, Inc. All of the 6,000,000 shares of common stock are being sold by Leadis Technology.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $12.00 and $14.00. Application has been made for the quotation of our common stock on the Nasdaq National Market under the symbol “LDIS.”

See “ Risk Factors” on page 6 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Leadis Technology	$	$

To the extent that the underwriters sell more than 6,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 900,000 shares from Leadis Technology at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2004.

Goldman, Sachs & Co.	Merrill Lynch & Co.

Thomas Weisel Partners LLC	Needham & Company, Inc.

Prospectus dated                     , 2004.

Inside front cover artwork containing the Leadis logo, the heading “We design, develop and market display driver semiconductors that enable and enhance the features and capabilities of small panel displays used in mobile consumer electronics devices,” pictures of mobile handsets with Leadis semiconductors shown at enlarged size as well as examples of screen shots on mobile handset displays.

PROSPECTUS SUMMARY

This summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes appearing elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our consolidated financial statements and the related notes, before making an investment decision. Unless otherwise indicated, references in this prospectus to “Leadis Technology,” “Leadis,” the “Company,” “we,” “our” and “us” refer to Leadis Technology, Inc. and its subsidiaries, Leadis Technology Ltd., Leadis International Limited and Leadis Technology Korea, Inc.

Leadis Technology, Inc.

We design, develop and market mixed-signal semiconductors that enable and enhance the features and capabilities of small panel displays. Our core products are color display drivers with integrated controllers, which are critical components of displays used in mobile consumer electronics devices. A display driver interfaces with the host processor to generate the precise analog voltages and currents required to create the images on the display. The performance characteristics of a display driver are critical to the quality and visual appeal of the images and text generated on the display and the power efficiency of the mobile device. Our current focus is on the wireless handset market, where high performance display drivers allow handset manufacturers to provide value-added, differentiating display features to attract wireless service providers and consumers.

We were formed in 2000 and began commercially shipping our products in the third quarter of 2002. We generated $84.5 million in revenue and $12.8 million of net income in 2003 and $34.8 million in revenue and $4.7 million of net income in the first quarter of 2004, and have been profitable in each of the last six quarters. Prior to commencing volume shipments, we incurred net losses of approximately $0.1 million and $1.7 million in 2001 and 2002, respectively, and generated cumulative losses of $2.2 million from our inception through the end of 2002. We sell our products directly to display module manufacturers, which incorporate our drivers into their display module subassemblies for leading wireless handset manufacturers, with which we also seek to establish direct technical relationships. Our drivers are currently used by three of the top five global wireless handset manufacturers, including LG Electronics Inc., Nokia Corporation and Samsung Electronics Co., Ltd.

Consumers throughout the world are rapidly adopting mobile consumer electronics devices such as wireless handsets, personal digital assistants, mobile gaming devices and digital cameras. According to International Data Corporation, or IDC, there were 552 million wireless handsets sold globally in 2003, making wireless handsets the most widely adopted mobile devices today. By 2007, the number of wireless handsets sold globally is expected to grow to over 748 million annually. Growth in unit shipments of mobile devices is driven primarily by two factors: new users and the replacement of current devices by existing users. To attract new users and to cultivate the replacement cycle, mobile device manufacturers must continue to frequently introduce new products with innovative technologies and applications. While early wireless handset models were primarily used for voice communication, usage patterns are shifting rapidly to include visually oriented data- and content-driven applications. Such applications require color displays. According to IDC, 55% of wireless handsets shipped in 2003 were equipped with a color display, and that percentage is expected to climb to 90% in 2007. With an increasing number of mobile device models available to consumers, manufacturers have realized that the display has significant potential to immediately distinguish their devices from competing products.

Every mobile device display needs a display driver to function. While advances in materials used to manufacture displays have played an important role in display innovation, display drivers are the critical semiconductor components that enable the display’s functionality. Our proprietary display drivers are highly-integrated, customized, analog-intensive semiconductors. We believe our design engineering expertise, technology leadership, manufacturing process expertise, and library of functional building blocks enable us to create in relatively short time periods power-efficient, cost effective display drivers that enable displays with high-impact visual performance. In addition, we outsource all of our semiconductor fabrication, assembly and test, which enables us to focus on the design, development and marketing of our products. As a result, our products help our customers differentiate their products and introduce them into the market quickly.

Our independence and focus on small panel display drivers has allowed us to quickly penetrate the wireless handset market and provide technologically advanced products. As an example of our focus and innovation, we were the first company to commercialize single-chip display drivers for full color organic light-emitting diodes, or OLED, which is a new display technology that offers enhanced visual experience and performance characteristics as compared to alternative technologies. Our current product portfolio includes passive matrix OLED display drivers and color super twisted nematic liquid crystal display, or color STN, drivers. Color STN is a color display technology widely used in small panel displays. We are also developing drivers for other major display technologies.

Our objective is to be the leading provider of small panel display drivers by leveraging our advanced design engineering expertise, technology leadership, high voltage manufacturing process expertise, and library of proprietary functional building blocks. The principal elements of our strategy are to:

•	expand our product offering;

•	develop closer and deeper relationships with display module and mobile device manufacturers;

•	broaden our customer base;

•	maintain time-to-market leadership;

•	provide cost-competitive, value-added products to our customers; and

•	enter other small panel display markets.

While we believe we compete favorably in the markets we serve, we face a variety of challenges. We have a limited operating history as compared to many of our competitors that have longer operating histories, greater name recognition, more established customer relationships, more diversified product offerings and greater resources than we do. In addition, some of these competitors are divisions of larger organizations of which our primary customers are a part. While we have recently experienced significant growth, we must continue to develop our operational, accounting and management systems to manage any future growth, and we must continue to expand our product offerings and broaden our customer base to further grow our business.

We were incorporated in Delaware on May 15, 2000. Our principal executive offices are located at 474 Potrero Avenue, Suite A, Sunnyvale, California 94085, and our telephone number is (408) 387-8800. Our web site is leadis.com. The information on, or that can be accessed through, our web site is not part of this prospectus.

The Offering

Common stock offered by Leadis Technology	6,000,000 shares

Common stock to be outstanding after this offering	27,415,082 shares

Use of proceeds	We plan to use the net proceeds from this offering for general corporate purposes, including working capital, research and development, general and administrative expenses and capital expenditures.

Proposed Nasdaq National Market symbol.	LDIS

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of March 31, 2004 after giving effect to the conversion of all outstanding preferred stock into common stock upon the closing of this offering.

The number of shares of common stock to be outstanding after this offering excludes the following:

•	3,771,389 shares of common stock subject to outstanding options as of March 31, 2004 under our 2000 Stock Incentive Plan and our 2004 Equity Incentive Plan, with a weighted average exercise price of $0.73 per share;

•	417,060 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2004, with a weighted average exercise price of $1.42 per share;

•	3,220,175 shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan;

•	500,000 shares of common stock reserved for future issuance under our 2004 Employee Stock Purchase Plan; and

•	400,000 shares of common stock reserved for future issuance under our 2004 Non-Employee Directors’ Stock Option Plan.

Unless specifically stated otherwise, all information contained in this prospectus assumes:

•	a 3 for 2 split of our common stock and preferred stock expected to be approved by our stockholders and effected prior to the effective date of the registration statement of which this prospectus is a part;

•	the conversion of all our outstanding shares of preferred stock into common stock upon the closing of this offering; and

•	the underwriters do not exercise the option granted to them by us to purchase additional shares in the offering to cover over-allotments.

Summary Consolidated Financial Information

You should read the following summary consolidated financial information for Leadis together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of future results.

	For the Period from May 15, 2000 (Inception) to December 31, 2000	Years Ended December 31,			Three Months Ended March 31,
		2001	2002	2003	2003	2004
					(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$–	$770	$7,597	$84,456	$8,241	$34,763
Revenue from related party (1)	–	453	296	–	–	–

Total revenue	–	1,223	7,893	84,456	8,241	34,763

Cost of revenue	–	421	6,597	54,305	5,875	21,790
Cost of revenue from related party (1)	–	–	184	–	–	–
Research and development (2)	218	322	1,398	6,488	721	3,297
Selling, general and administrative (2)	157	711	1,493	3,376	639	1,353
Employee stock-based compensation	–	–	–	716	6	1,008

Total costs and expenses	375	1,454	9,672	64,885	7,241	27,448

Operating income (loss)	(375)	(231)	(1,779)	19,571	1,000	7,315
Interest and other income, net	12	46	119	59	17	436
Minority interest in net loss	1	42	–	–	–	–

Income (loss) before provision for income taxes	(362)	(143)	(1,660)	19,630	1,017	7,751
Provision for income taxes	–	–	–	6,870	356	3,082

Net income (loss)	$(362)	$(143)	$(1,660)	$12,760	$661	$4,669

Basic net income (loss) per share	$(0.20)	$(0.03)	$(0.28)	$0.62	$0.03	$0.23

Diluted net income (loss) per share	$(0.20)	$(0.03)	$(0.28)	$0.55	$0.03	$0.19

Weighted-average number of shares used in calculating basic net income (loss) per share	1,822	5,545	5,980	20,572	20,113	20,755

Weighted-average number of shares used in calculating diluted net income (loss) per share	1,822	5,545	5,980	23,130	22,505	24,197

Pro forma net income per common share (unaudited) (3):
Basic				$0.62		$0.23

Diluted				$0.55		$0.19

(1)	In 2001 and 2002, one of our customers held in excess of 5% of our capital stock and had a member of its management on our board of directors. Upon the sale and issuance of shares of our Series B redeemable convertible preferred stock in August 2002, this related party ceased to own in excess of 5% of our capital stock and no longer had a member of its management on our board of directors.
(2)	Amounts for 2003 and for the three months ended March 31, 2003 and 2004 exclude amortization of employee deferred stock-based compensation as follows, as these amounts have been aggregated and are reported separately as employee stock-based compensation:

	Year Ended December 31,	Three Months Ended March 31,
	2003	2003	2004
		(unaudited)
Research and development	$554	$5	$393
Selling, general and administrative	162	1	615

Total	$716	$6	$1,008

(3)	Pro forma basic and diluted net income per share is presented for 2003 and the three months ended March 31, 2004 to reflect per share data assuming the conversion of all of our preferred stock into common stock, which will occur upon the closing of this offering, as if the conversion had taken place at the beginning of 2003.

The consolidated balance sheet data on a pro forma basis reflects the automatic conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering. The consolidated balance sheet data on a pro forma as adjusted basis reflects the sale of 6,000,000 shares of common stock offered by us at an assumed initial public offering price of $13.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	March 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$28,917	$28,917	$99,957
Working capital	$32,360	$32,360	$103,400
Total assets	$68,973	$68,973	$140,013
Total debt	$–	$–	$–
Redeemable convertible preferred stock	$14,300	$–	$–
Total stockholders’ equity	$19,591	$33,891	$104,931

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information contained in this prospectus before deciding whether to invest in shares of our common stock. The consequences of any of the following risks could cause the trading price of our common stock to decline, and you might lose all or part of your investment.

Risks Related To Our Business

We depend on two customers for nearly all of our revenue and the loss of, or a significant reduction in orders from, either of them would significantly reduce our revenue and adversely impact our operating results.

We sell display drivers to display module manufacturers serving the wireless handset market. During the year ended December 31, 2003, our top two customers, Philips Mobile Display Systems, or Philips MDS, and Samsung OLED Co. Ltd. accounted for approximately 75.9% and 23.4% of our revenue, respectively. The loss of sales to either Philips MDS or Samsung OLED would have a significant negative impact on our business. As further discussed in a risk factor below, because our sales to these customers are made pursuant to standard purchase orders rather than contracts, orders may be cancelled or reduced more readily than if we had long-term purchase commitments with these customers. In the event of a cancellation or reduction of an order, we may not have enough time to reduce operating expenses to minimize the effect of the lost revenue on our business.

In addition, we believe that nearly all of our semiconductors sold to Philips MDS are used for products sold for use in Nokia wireless handsets, and nearly all of our semiconductors sold to Samsung OLED are used for products sold for use in Samsung wireless handsets. The loss by Philips MDS or Samsung OLED of sales to Nokia or Samsung, respectively, would also have an adverse effect on our business. Our market has a relatively small number of potential customers and we expect this market concentration to continue for the foreseeable future. Therefore, our operating results will likely continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that incorporate our drivers.

In 2001, Samsung SDI Co., or Samsung SDI, a major supplier of display modules, and NEC Corporation, or NEC, a major consumer electronics company, entered into a joint venture, Samsung OLED, for the research and development of OLED displays, which are intended primarily for use in wireless handsets. In April 2004, Samsung SDI purchased NEC’s interest in the joint venture. Samsung SDI now owns all of the OLED display business previously the subject of the joint venture. As a result of this transaction, our market is even further consolidated among a smaller number of potential customers. This continued consolidation will exacerbate the risks associated with our dependence on a small number of customers. In addition, the transaction may result in us competing more directly with Samsung, one of our significant customers.

We are dependent on sales of a small number of products, and the absence of continued market acceptance of these products could harm our business.

We derive a substantial portion of our revenue from a limited number of display driver models used in wireless handset displays, and we expect to continue to derive a substantial portion of our revenue from these or related products in the near term. We are particularly dependent on sales of two types of drivers, which constituted nearly all of our total revenue in 2003. In particular, one type of our drivers represented approximately 76.2% of our total revenue in 2003. Continued market acceptance of these products is critical to our future success.

Our limited operating history makes it difficult for us to accurately forecast revenue and appropriately plan our expenses.

We were formed in May 2000 and have only a limited operating history. In addition, most of our key products have been sold in significant quantities for only a short time and only to a limited number of customers. For example, we began commercial shipment of our first PM-OLED and color STN LCD drivers in the third quarter of 2002. We do not sell directly to wireless handset manufacturers, which gives us limited visibility into their order patterns and sales of their products. As a result of our limited operating history and limited visibility into wireless handset manufacturers’ demand, it is difficult to accurately forecast our future revenue and budget our operating expenses. We have limited historical financial data from which to predict our future revenue and expenses. Our limited operating experience, combined with the rapidly evolving nature of the wireless handset market and other factors that are beyond our control, limit our ability to accurately forecast revenue and expenses. Because most of our expenses are fixed in the short term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any shortfall in revenue.

We do not expect to sustain our recent revenue growth rate, so you should not rely on the results of recent periods as an indication of future revenue growth.

We have recently experienced significant revenue growth. Specifically, our annual revenue increased 970.0% from $7.9 million in 2002 to $84.5 million in 2003. We do not expect similar revenue growth rates in future periods. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future revenue growth or financial results.

We expect our quarterly financial results to fluctuate, which may lead to volatility in our stock price.

Our revenue and operating results have fluctuated from quarter to quarter in the past and are expected to continue to do so in the future. As a result, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance. Fluctuations in our revenue and operating results could negatively affect the trading price of our stock. In addition, our revenue and results of operations may, in the future, be below the expectations of analysts and investors, which could cause our stock price to decline. Factors that are likely to cause our revenue and operating results to fluctuate include the risk factors discussed throughout this section.

We have incurred operating losses in the past and may incur significant operating losses in the future.

We incurred net losses of approximately $0.1 million and $1.7 million for the years ended December 31, 2001 and 2002, respectively, and net income of approximately $12.8 million for the year ended December 31, 2003 and $4.7 million for the three months ended March 31, 2004. Despite realizing net income for the year ended December 31, 2003 and the three months ended March 31, 2004, we may incur losses in the future. Our business has a limited record of profitability and it may not continue to be profitable. Our ability to sustain or increase profitability on a quarterly or annual basis in the future depends in part on the rate of growth of our target markets, the continued acceptance of our customers’ products, the competitive position of our products, our ability to develop new products and our ability to manage expenses. We may not sustain or increase profitability on a quarterly or annual basis.

Our business is highly dependent on the wireless handset market, which is highly concentrated and characterized by short product life cycles, fluctuations in demand and seasonality, any of which could negatively impact our business or results of operations.

The wireless handset market is characterized by intense competition among a concentrated group of manufacturers, rapidly evolving technology, and changing consumer preferences. These factors result in the frequent introduction of new products, short product life cycles, continually evolving wireless handset specifications and significant price competition. If we, our customers or wireless handset manufacturers are unable to manage product transitions, our business and results of operations could be negatively affected.

We expect our business to be subject to seasonality and varying order patterns in the wireless handset market. In the wireless handset market, demand is typically stronger in the second half of the year than the first half of the year. However, in the past wireless handset manufacturers inaccurately forecasted consumer demand, which led to significant changes in orders to their component suppliers. We have experienced both increases and decreases in orders during our limited operating history within the same quarter and with limited advanced notice, and we expect such increases and decreases to occur in the future. For example, in the first quarter of 2004, we experienced a reduction in orders of our products from one of our customers. Our recent growth in revenue makes it difficult for us to assess the impact of seasonal factors on our business. If we, or our customers, are unable to increase production of new or existing products to meet any increases in demand due to seasonality or other factors, our revenue from such products would be adversely affected and this may damage our reputation with our customers and the wireless handset manufacturers. Conversely, if our customers or the wireless handset manufacturers overestimate consumer demand, they may reduce their orders or delay shipments of our products from amounts forecasted, and our revenue in a particular period could be adversely affected.

The average selling prices of our products could decrease rapidly, which may negatively impact our revenue and operating results.

We may experience substantial period-to-period fluctuations in future operating results if our average selling prices decline. We may reduce the average unit price of our products in response to competitive pricing pressures, new product introductions by us or our competitors and other factors. The wireless handset market is extremely cost sensitive, which may result in declining average selling prices of the components comprising wireless handsets. We expect that these factors will create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes and corresponding production cost reductions, or we fail to develop and introduce new products and enhancements on a timely basis, our revenue and operating results will suffer.

If we fail to accurately forecast customer demand, we may have excess or insufficient inventory, which may increase our operating costs and harm our business.

To ensure availability of our products for our customers, in some cases we start the manufacturing of our products based on forecasts provided by these customers in advance of receiving purchase orders. However, these forecasts do not represent binding purchase commitments, and we do not recognize revenue from these products until they are shipped to the customer. In addition, our customers are display module manufacturers who in turn sell their modules to wireless handset manufacturers, which causes us to have limited visibility into ultimate product demand, making forecasting more difficult. As a result, we incur inventory and manufacturing costs in advance of anticipated revenue. Because demand for our products may not materialize, manufacturing based on forecasts subjects us to risks of high inventory carrying costs and increased obsolescence and may increase our costs. If we overestimate customer demand for our drivers or if purchase orders are cancelled or shipments delayed, we may end up with excess inventory that we cannot sell, which would harm our financial results. Similarly, if we underestimate demand, we may not have sufficient product inventory and may lose market share and damage customer relationships, which also could harm our business. These inventory risks are exacerbated because our products are customized, which hampers our ability to sell excess inventory to the general market.

Our customer orders are subject to cancellation, reduction or delay in delivery schedules, which may result in lower than anticipated revenue.

Our sales are generally made pursuant to standard purchase orders rather than long-term purchase commitments. These purchase orders may be cancelled or modified or the shipment dates delayed by the customer. Although we have not in the past experienced significant cancellations of orders, we may in the future experience such cancellations. We have in the past experienced, and may in the future experience, delays in scheduled shipment dates, which have on occasion resulted, and may in the future result, in our recognizing revenue in a later period than anticipated. We have also experienced reductions to previously placed purchase orders. Any cancellation, modification or delay in shipments in the future may result in lower than anticipated revenue.

We face significant competition and may be unsuccessful in competing against current and future competitors.

The markets for semiconductors generally, and small flat panel display drivers in particular, are intensely competitive, and we expect competition to increase and intensify in the future. Increased competition may result in price pressure, reduced profitability and loss of market share, any of which could seriously harm our revenue and operating results. The major independent semiconductor suppliers with which we may compete include NEC, Novatek Microelectronics Corp., Ltd., Renesas Technology Corp., and Solomon Systech Limited. Additionally, many mobile device display module manufacturers are affiliated with vertically integrated electronics companies. Some of these companies also have semiconductor design and manufacturing resources for developing display drivers. Captive semiconductor suppliers with which we may compete include Philips Semiconductor (a division of Philips Electronics, N.V.), Samsung Electronics Co., Ltd., Seiko Epson Corporation, Sharp Electronics Corporation and Toshiba Corporation.

Many of our competitors and potential competitors have longer operating histories, greater name recognition, complementary product offerings, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. In addition, in the event of a manufacturing capacity shortage, these competitors may by able to obtain wafer fabrication capacity when we are unable to do so. Any of these factors could cause us to be at a competitive disadvantage to our existing and potential new competitors.

We face competition from businesses related to our customers, which could harm our business.

Our direct customers are display module manufacturers serving the wireless handset market. Our primary customers, Philips MDS and Samsung OLED, are divisions within corporate organizations that have other divisions that design, manufacture and sell display drivers that compete with our products. To the extent either of our primary customers chooses to replace our products with internally developed products, our business will be harmed.

We rely on third-party contractors to manufacture, assemble and test our products and our failure to secure sufficient capacity or a significant increase in wafer pricing could limit our growth and adversely affect our operating results.

We rely on third-party contractors to manufacture, assemble and test our drivers. We currently do not have long-term supply contracts with any of our third-party contractors. As a result, none of our third-party contractors is obligated to perform services or supply products to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. Moreover, none of our third-party foundry or assembly and test contractors has provided contractual assurances to us that adequate capacity will be available to us to meet future demand for our products. We provide our foundry contractors with monthly rolling forecasts of our production requirements; however, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. Our foundry contractors use raw materials in the manufacture of wafers used to manufacture our products. To the extent our foundry contractors experience shortages of these wafers, we may be unable to obtain capacity as required. In addition, the price of our wafers will fluctuate based on changes in available industry capacity. Our foundry, assembly and test contractors may allocate capacity to the production of other companies’ products while reducing deliveries to us on short notice or increasing the prices they charge us. These foundry, assembly and test contractors may reallocate capacity to other customers that are larger and better financed than us or that have long-term agreements or relationships with these foundries or assembly and test contractors, which would decrease the capacity available to us.

There are significant risks associated with our reliance on contractors, including:

•	inability to increase production and achieve acceptable yields on a timely basis;

•	reduced control over delivery schedules and product quality;

•	increased exposure to potential misappropriation of our intellectual property;

•	limited warranties on wafers or products supplied to us;

•	shortages of materials that foundries use to manufacture our products;

•	failure to qualify a selected supplier;

•	labor shortages or labor strikes;

•	natural disasters, particularly earthquakes, or disease outbreaks, such as the recent outbreak of SARS, affecting countries in which we conduct our business or in which our products are manufactured, assembled, or tested;

•	political instability in countries where the contractors are located; and

•	actions taken by our contractors that breach our agreements.

Our manufacturing, assembly and test processes are complex, involving significant customization and refinement. We are therefore restricted, in terms of time and cost, in our ability to use alternate third-party contractors in the event of capacity constraints. If we are unable to obtain capacity as required or obtain alternative sources of capacity on favorable terms, our revenue and profitability would likely decline.

If our foundry contractors fail to achieve satisfactory yields or quality, our revenue and operating results could decrease, and our relationships with our customers and our reputation may be harmed.

The manufacturing process of our display drivers is technically challenging. Minor deviations in the manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. When our products are qualified with our foundries, minimum acceptable yields are established. We are required to purchase all wafers that meet these minimum acceptable yields. Manufacturing yields for our new products tend to be lower initially and increase as we achieve full production. Because our products tend to have short product life cycles, we may not reach higher manufacturing yields in a sufficiently short period of time. Poor yields from our foundries or defects, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems, resulting in potential loss of revenue and lower profitability.

Use of our customized manufacturing process by our foundry contractors in connection with their manufacturing of our competitors’ products could harm our business.

The manufacturing process of our small panel display drivers is technically challenging. In an effort to increase yields and reduce manufacturing times, we have developed with our foundry contractors a customized version of the manufacturing process used for the fabrication of our drivers. While we have expended significant resources on the customization of this process, the process is not proprietary to us, and may be used by our foundry partners in the fabrication of semiconductors for their other customers. Any use of this customized manufacturing process for the manufacturing of our competitors’ products could harm our competitive position.

If we are unable to timely develop new and enhanced products that achieve market acceptance, our operating results and competitive position could be harmed.

Our future success will depend on our ability to develop new drivers and product enhancements that achieve timely and cost-effective market acceptance. The development of our drivers is highly complex, and we occasionally have experienced, and in the future may experience, delays in the development and introduction of new products and product enhancements. In addition, because we sell our products directly to display module manufacturers, we have limited visibility into the specification requirements of the wireless handset manufacturers, making it more difficult for us to influence or predict future technology requirements. Once a display module manufacturer or wireless handset manufacturer designs a competitor’s product into its product offering, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers typically involves significant cost, time, effort and risk for the customer. In addition, failure by our display manufacturer customers to successfully sell to wireless handset manufacturers could also harm our business.

Successful product development and market acceptance of our products depend on a number of factors, including:

•	accurate prediction of changing requirements of customers within the mobile device and small panel display markets;

•	timely completion and introduction of new designs;

•	timely qualification and certification of our drivers for use in our customers’ products;

•	commercial acceptance and commercial production of the products into which our drivers are incorporated;

•	availability, quality, price, performance, power use and size of our products as compared to competing products and technologies;

•	our customer service and support capabilities and responsiveness;

•	successful development of our relationships with existing and potential customers;

•	wireless service providers’ demand for handsets incorporating our products; and

•	changes in technology, industry standards or end-user preferences.

We cannot assure you that products we recently developed or may develop in the future will achieve market acceptance. If these drivers fail to achieve market acceptance, or if we fail to develop new products that achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected.

Our products are complex and may require modifications to resolve undetected errors or failures, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Our small panel display drivers are highly complex and may contain undetected errors or failures when first introduced or as new revisions are released. If we deliver products with errors or defects, we may incur additional development, repair or replacement costs, and our credibility and the market acceptance of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or our customers. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

Our small panel display drivers comprise only part of a complex display subassembly manufactured by our display module customers. As a result, our drivers must operate according to specifications with the other components in the subassembly. For example, in the subassembly our drivers are attached to the display glass and must interoperate with the glass efficiently. If other components of the subassembly system fail to operate efficiently with our drivers, we may be required to incur additional development time and costs optimizing the interoperability of our drivers with the other components.

If we are unable to comply with evolving customer specifications and requirements, customers may choose other products instead of our own.

Our products are incorporated in display modules, which must comply with wireless handset manufacturers’ continually evolving specifications. Our ability to compete in the future will depend on our ability to comply with these specifications. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant specifications. If our products are not in compliance with prevailing specifications for a significant period of time, we could miss opportunities to have customers choose our drivers over those of our competitors early in the customer’s design process, which is known as a design win. Loss of design wins could harm our business because display module manufacturers and wireless handset manufacturers typically do not change display drivers once a display module is designed. In addition, loss of a design win may make it more difficult to obtain future design wins with the manufacturer. We may not be successful in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances requires substantial time and expense and may not be successful, which would harm our competitive position.

The semiconductor industry is highly cyclical, and our operating results may be negatively impacted by downturns in the general semiconductor industry.

Our business is impacted by the cyclical nature of the semiconductor industry. The semiconductor industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles of both semiconductor companies and their customers and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns could significantly harm our sales, reduce our profitability or result in losses for a prolonged period of time. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions and other factors.

We rely on the services of our key personnel, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed.

We rely upon the continued service and performance of a relatively small number of key technical and senior management personnel. If we lose any of our key technical or senior management personnel, or are unable to fill key positions, our business could be harmed. As a result, our future success depends on our retention of key employees, such as Steve Ahn, our Chief Executive Officer, Ken Lee, our Chief Technology Officer, Victor Lee, our Chief Financial Officer, and Daniel Hauck, our Vice President of Worldwide Sales. We rely on these individuals for the management of our company, development of our business strategy and management of our strategic relationships. Any of these employees could leave our company with little or no prior notice and would be free to work with a competitor. We do not have “key person” life insurance policies covering any of our employees. Additionally, there is a limited number of qualified technical personnel with significant experience in the design, development, manufacture, and sale of small panel display drivers, and we may face challenges hiring and retaining these types of employees.

Our ability to compete will be harmed if we are unable to adequately protect our intellectual property.

We rely primarily on a combination of trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of March 31, 2004, we had four U.S. patent applications pending. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. Although we are not currently a party to legal action alleging our infringement of third-party intellectual property rights, in the future we may receive letters from various industry participants alleging infringement of patents, trade secrets or other intellectual property rights. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	pay damages to the party claiming infringement;

•	attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all; and

•	attempt to redesign those products that contain the allegedly infringing intellectual property.

In the future, the outcome of a dispute may be that we would need to develop non-infringing technology or enter into royalty or licensing agreements. We may also initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. We have agreed to indemnify certain customers for certain claims of infringement arising out of the sale of our products.

We have significant international activities and customers, and plan to continue such efforts, which subjects us to additional business risks including increased logistical complexity, political instability and currency fluctuations.

All of our revenue for 2001, 2002 and 2003 was attributable to customers located outside of the United States. We anticipate that all or substantially all of our revenue will continue to be represented by sales to customers in Asia. We are incorporated and headquartered in the United States, and we have international subsidiaries in Korea, the Cayman Islands and Hong Kong. We have engineering, sales and operations personnel in Korea and sales and operations personnel in Taiwan and Hong Kong. Our international operations are subject to a number of risks, including:

•	increased complexity and costs of managing international operations;

•	protectionist laws and business practices that favor local competition in some countries;

•	multiple, conflicting and changing laws, regulations and tax schemes;

•	potentially longer and more difficult collection periods;

•	political and economic instability; and

•	difficulty in hiring qualified management, technical sales and applications engineers.

In 2003, approximately 76.1% of our sales to international customers and all purchases of components from international suppliers were denominated in U.S. dollars, and the remaining 23.9% of our sales were denominated in Korean won. An increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for our international customers to purchase, thus rendering the prices of our products less competitive.

Our inability to effectively manage growth in our operations may prevent us from successfully expanding our business.

In recent periods, we have significantly increased the scope of our operations and expanded our workforce. This growth has placed, and any future growth of our operations will continue to place, a significant strain on our management personnel, systems and resources. We anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We plan to fund the cost of these systems from current cash balances and funds generated from operations.

We are currently in the process of implementing enterprise resource planning software. If this software does not function as expected or takes significantly longer to implement than anticipated, our revenue and operating results could be materially and adversely affected. We also will need to continue to expand, train, manage and motivate our workforce, manage multiple suppliers and greater levels of inventories. All of these endeavors will require substantial management effort, and we anticipate that we will require additional management personnel and internal processes to manage these efforts and to plan for the succession from time to time of certain persons who have been key management and technical personnel. If we are unable to effectively manage our expanding operations, our business could be materially and adversely affected.

Any disruption to our operations or the operations of our foundry, assembly and test contractors resulting from earthquakes or other natural disasters could cause significant delays in the production or shipment of our products.

Our corporate headquarters are located in California. In addition, a substantial portion of our engineering operations and the third party contractors that manufacture, assemble and test our drivers are located in the Pacific Rim. The risk of losses due to an earthquake in California and the Pacific Rim is significant due to the proximity to major earthquake fault lines. The occurrence of earthquakes or other natural disasters could result in disruption of our operations and the operations of our foundry, assembly and test contractors.

We may need to raise additional capital, which might not be available or which, if available, may be on terms that are not favorable to us.

We believe our existing cash balances, our bank credit facility and cash expected to be generated from our operations, will be sufficient to meet our working capital, capital expenditures, and other needs for at least the next twelve months. In the future, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we issue equity securities to raise additional funds, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we borrow money, we may incur significant interest charges, which could harm our profitability. Holders of debt would also have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, operating results and financial condition.

We may undertake acquisitions to expand our business that may pose risks to our business and dilute the ownership of our existing stockholders.

As part of our growth and product diversification strategy, we will continue to evaluate opportunities to acquire other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. Acquisitions that we may potentially make in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

•	problems integrating the acquired operations, technologies or products with our existing business and products;

•	diversion of management’s time and attention from our core business;

•	need for financial resources above our planned investment levels;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack prior experience;

•	potential loss of key employees of the acquired company; and

•	potential requirement to amortize intangible assets.

Future acquisitions also could cause us to incur debt or contingent liabilities or cause us to issue equity securities that would reduce the ownership percentages of existing stockholders.

RISKS RELATED TO THIS OFFERING

Our stock price will fluctuate after this offering, which could result in substantial losses for investors and significant costs related to litigation.

Although the initial public offering price will be determined based on several factors, the market price for our common stock will vary from the initial public offering price after trading commences. This could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

•	quarterly variations in operating results;

•	changes in financial estimates by securities analysts;

•	announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;

•	publicity about our company, our products and services, our competitors or the semiconductor market in general;

•	announcements by wireless handset manufacturers;

•	additions or departures of key personnel;

•	any future sales of our common stock or other securities; and

•	stock market price and volume fluctuations of publicly-traded companies in general and semiconductor companies in particular.

Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may be the target of similar litigation in the future. Securities litigation could result in significant costs and divert management’s attention and resources, which could seriously harm our business and operating results.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering there has been no public market for our common stock. We cannot be certain that an active trading market for our common stock will develop or be sustained following this offering. Further, we cannot be certain that the market price of our common stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiation among us and the underwriters based upon several factors and may not be indicative of future market prices for our common stock.

Future sales of our common stock could lower the market price of our common stock.

After this offering, we will have outstanding 27,415,082 shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options and warrants. Of these shares, the shares being offered in this offering will be freely tradable under federal and state securities laws. Each of our officers and directors and substantially all of our stockholders have entered into the lock-up agreements described in “Underwriting.”

All but 369,844 of the 21,415,082 outstanding shares of our common stock that are not being sold in this offering, will be eligible for sale in the public market 180 days after the date of this prospectus under Rules 144, 144(k) and 701, subject in some cases to volume and other limitations. In addition, of the 3,771,389 shares issuable upon exercise of options to purchase our common stock outstanding as of March 31, 2004, approximately 1,948,165 shares will be vested and eligible for sale upon exercise 180 days after the date of this prospectus. For a further description of the eligibility of shares for sale into the public market following this offering, see “Shares Eligible for Future Sale.”

A number of our current securityholders have registration rights relating to our common stock. If we propose to register any of our securities under the Securities Act of 1933 either for our own account or for the accounts of other securityholders after this offering, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock in the registered offering. In addition, holders of registration rights may require us on not more than two occasions at any time beginning approximately six months from the date of the closing of this offering, to file a registration statement under the Securities Act of 1933 with respect to their shares of common stock. Further, the holders of registration rights may require us to register their shares on Form S-3 if and when we become eligible to use this form.

In the future, we may also issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions, and in follow-on offerings to raise additional capital. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales could reduce the market price of our common stock.

New stockholders will incur substantial and immediate dilution as a result of this offering.

The initial public offering price is expected to be substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur substantial and immediate dilution. In addition, we have issued options to acquire common stock at prices significantly below the initial offering price. To the extent such options are ultimately exercised, there will be further dilution to investors in this offering.

Our principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

Upon completion of this offering, our executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately 64.0% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval of our stockholders, including the election and removal of directors and the approval of mergers or other business combinations. This concentration of control could be disadvantageous to other stockholders whose interests are different from those of our officers, directors and principal stockholders.

Our management’s broad discretion in the use of proceeds from this offering may result in application of the net proceeds in a manner not favored by investors.

Presently, we intend to use the proceeds from our sale of common stock in this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the proceeds to expand our business through strategic alliances and acquisitions. We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. As a result, investors in this offering will be relying on management’s judgment with only limited information about its specific intentions regarding the use of proceeds.

Being a public company will increase our administrative costs.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, have required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the Securities and Exchange Commission, the Nasdaq National Market has proposed revisions to its requirements for companies that are listed on the Nasdaq National Market. We expect these new rules and regulations to increase our legal and financial compliance costs, and to make some activities more time consuming and/or costly. For example, in anticipation of becoming a public company we have added an additional independent director, created several board committees, adopted additional internal controls and disclosure controls and procedures, retained a transfer agent and a financial printer, adopted an insider trading policy and will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements could be impaired and any failure to maintain our internal controls and provide accurate financial statements would cause our stock price to decrease substantially.

We are in the process of instituting changes to our internal procedures to satisfy the requirements of the Sarbanes-Oxley Act of 2002, when and as such requirements become applicable to us. Implementing these changes may require specific compliance training of our directors, officers and personnel and a significant period of time. We are continuing to evaluate and, where appropriate, enhance, our written policies and procedures and internal controls. If we fail to maintain the adequacy of our internal controls as such standards are modified, supplemented or amended from time to time, we may not be able to provide accurate financial statements and comply with the Sarbanes-Oxley Act of 2002. Any failure to maintain the adequacy of our internal controls and provide accurate financial statements would cause the trading price of our common stock to decrease substantially.

Anti-takeover provisions of our charter documents and Delaware law could prevent or delay transactions resulting in a change in control.

Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

•	establish a classified board of directors, so that not all members of our board may be elected at one time;

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains statistical data that we obtained from industry publications and reports generated by International Data Corporation, a third-party research company. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 6,000,000 shares of common stock in this offering will be approximately $71,040,000 million and $81,921,000 million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to obtain additional capital and to create a public market for our common stock.

We plan to use the net proceeds from this offering for general corporate purposes, including working capital, research and development expenses, general and administrative expenses and capital expenditures. We have not yet identified the amounts we plan to spend on each of these areas or the timing of expenditures. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending these uses, we plan to invest the net proceeds in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors. None of our outstanding capital stock is entitled to any dividends.

COMPANY INFORMATION

We were incorporated in Delaware on May 15, 2000. Our principal executive offices are located at 474 Potrero Avenue, Suite A, Sunnyvale, California 94085, and our telephone number is (408) 387-8800. Our web site is leadis.com. The information on, or that can be accessed through, our web site is not part of this prospectus.

“Leadis,” “Leadis Technology” and the Leadis logo are trademarks of Leadis Technology, Inc. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2004:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion into common stock of all outstanding shares of preferred stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to reflect the conversion into common stock of all outstanding shares of preferred stock upon the closing of this offering, a 3 for 2 split of our common stock and preferred stock expected to be approved by our stockholders and effected prior to the effective date of the registration statement of which this prospectus is a part and the sale in this offering of 6,000,000 shares at an assumed initial public offering price of $13.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information in this table is based on shares outstanding as of March 31, 2004 and excludes:

•	3,771,389 shares of common stock subject to outstanding options as of March 31, 2004 under our 2000 Stock Incentive Plan and our 2004 Equity Incentive Plan, with a weighted average exercise price of $0.73 per share;

•	417,060 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2004, with a weighted average exercise price of $1.42 per share;

•	3,220,175 shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan;

•	500,000 shares of common stock reserved for future issuance under our 2004 Employee Stock Purchase Plan; and

•	400,000 shares of common stock reserved for future issuance under our 2004 Non-Employee Directors’ Stock Option Plan.

You should read the information below in conjunction with the consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	March 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$28,917	$28,917	$99,957

Long-term debt obligations, less current portion	$–	$–	$–
Mandatorily redeemable convertible preferred stock, $0.001 par value; 14,492,692 shares authorized, 12,310,223 shares issued and outstanding (actual); 14,492,692 shares authorized, no shares issued and outstanding (pro forma); 5,000,000 shares authorized, no shares issued and outstanding (pro forma as adjusted)	14,300	–	–
Stockholders’ equity:
Common stock and additional paid in capital, $0.001 par value; 60,000,000 shares authorized, 9,104,859 shares issued and outstanding (actual); 60,000,000 shares authorized, 21,415,082 shares issued and outstanding (pro forma); shares authorized, 120,000,000 shares issued and outstanding (pro forma as adjusted)	10,959	25,259	96,299
Deferred stock-based compensation	(6,718)	(6,718)	(6,718)
Accumulated other comprehensive income	86	86	86
Retained earnings	15,264	15,264	15,264

Total stockholders’ equity	19,591	33,891	104,931

Total capitalization	$33,891	$33,891	$104,931

DILUTION

Our historical net tangible book value as of March 31, 2004 was approximately $19.3 million, or $2.12 per share of common stock. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of shares of our common stock. The pro forma net tangible book value of our common stock as of March 31, 2004 was $1.58 per share. Pro forma net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of shares of our common stock plus the number of shares issuable upon conversion of all of our outstanding shares of preferred stock and dividends accrued thereon through March 31, 2004 into common stock as if such conversion had occurred on March 31, 2004.

After giving effect to the sale of common stock offered in this offering at the assumed initial public offering price of $13.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted pro forma net tangible book value as of March 31, 2004 would have been approximately $104.7 million, or $3.82 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.24 per share to existing stockholders and an immediate dilution of $9.18 per share to new investors purchasing our common stock in this offering.

The following table illustrates the per share dilution to the new investors:

Assumed initial public offering price per share		$13.00
Pro forma net tangible book value per share as of March 31, 2004	$1.58
Increase in net tangible book value per share attributable to this offering	2.24

As adjusted net tangible book value per share after offering		3.82

Dilution per share to new investors in this offering		$9.18

The following table summarizes, on an as adjusted basis as of March 31, 2004, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $13.00 per share:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	21,415,082	78.1%	$16,529,827	17.5%	$0.77
New investors	6,000,000	21.9	78,000,000	82.5%	$13.00

Total	27,415,082	100.0%	$94,529,827	100.0%

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to 6,900,000, or approximately 24.4% of the total number of shares of our common stock outstanding after this offering.

The existing stockholders amounts in the table above have been calculated on a pro forma basis, which includes shares outstanding as of March 31, 2004, and excludes:

•	3,771,389 shares of common stock subject to outstanding options as of March 31, 2004 under our 2000 Stock Incentive Plan and our 2004 Equity Incentive Plan, with a weighted average exercise price of $0.73 per share;

•	417,060 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2004, with a weighted average exercise price of $1.42 per share; and

•	3,220,175 shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan;

•	500,000 shares of common stock reserved for future issuance under our 2004 Employee Stock Purchase Plan; and

•	400,000 shares of common stock reserved for future issuance under our 2004 Non-Employee Directors’ Stock Option Plan.

After this offering and assuming the exercise in full of all of the foregoing options and warrants, our pro forma net tangible book value per share as of March 31, 2004 would have been $3.42 per share, representing an immediate increase in net tangible book value of $1.84 per share to existing stockholders and an immediate dilution in net tangible book value of $9.58 per share to new investors.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

You should read the following selected consolidated financial and operating information for Leadis together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

The selected consolidated balance sheet data as of December 31, 2002 and December 31, 2003 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2003 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2000 and December 31, 2001 and the selected consolidated statements of operations data for the period from our inception on May 15, 2000 to December 31, 2000 have been derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2003 and March 31, 2004, and the consolidated balance sheet data as of March 31, 2004, are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in future periods.

	For the Period from May 15, 2000 (Inception) to December 31, 2000	Years Ended December 31,			Three Months Ended March 31,
		2001	2002	2003	2003	2004
					(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$–	$770	$7,597	$84,456	$8,241	$34,763
Revenue from related party (1)	–	453	296	–	–	–

Total revenue	–	1,223	7,893	84,456	8,241	34,763

Cost of revenue	–	421	6,597	54,305	5,875	21,790
Cost of revenue from related party (1)	–	–	184	–	–	–
Research and development (2)	218	322	1,398	6,488	721	3,297
Selling, general and administrative (2)	157	711	1,493	3,376	639	1,353
Employee stock-based compensation	–	–	–	716	6	1,008

Total costs and expenses	375	1,454	9,672	64,885	7,241	27,448

Operating income (loss)	(375)	(231)	(1,779)	19,571	1,000	7,315
Interest and other income, net	12	46	119	59	17	436
Minority interest in net loss	1	42	–	–	–	–

Income (loss) before provision for income taxes	(362)	(143)	(1,660)	19,630	1,017	7,751
Provision for income taxes	–	–	–	6,870	356	3,082

Net income (loss)	$(362)	$(143)	$(1,660)	$12,760	$661	$4,669

Basic net income (loss) per share	$(0.20)	$(0.03)	$(0.28)	$0.62	$0.03	$0.23

Diluted net income (loss) per share	$(0.20)	$(0.03)	$(0.28)	$0.55	$0.03	$0.19

Weighted-average number of shares used in calculating basic net income (loss) per share	1,822	5,545	5,980	20,572	20,113	20,755

Weighted-average number of shares used in calculating diluted net income (loss) per share	1,822	5,545	5,980	23,130	22,505	24,197

Pro forma net income per common share (unaudited) (3):
Basic				$0.62		$0.23

Diluted				$0.55		$0.19

(1)	In 2001 and 2002, one of our customers held in excess of 5% of our capital stock and had a member of its management on our board of directors. Upon the sale and issuance of shares of our Series B redeemable convertible preferred stock in August 2002, this related party ceased to own in excess of 5% of our capital stock and no longer had a member of its management on our board of directors.

(2)	Amounts for 2003 and for the three months ended March 31, 2003 and 2004 exclude amortization of employee deferred stock-based compensation as follows, as these amounts have been aggregated and are reported separately as employee stock-based compensation:

	Year Ended December 31,	Three Months Ended March 31,
	2003	2003	2004
		(unaudited)
Research and development	$554	$5	$393
Selling, general and administrative	162	1	615

Total	$716	$6	$1,008

(3)	Pro forma basic and diluted net income per share is presented for 2003 to reflect per share data assuming the conversion of all of our preferred stock into common stock, which will occur upon the closing of this offering, as if the conversion had taken place at the beginning of 2003.

	December 31,				March 31,
	2000	2001	2002	2003	2004
					(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,726	$585	$8,685	$22,956	$28,917
Working capital	$1,652	$946	$12,138	$26,470	$32,360
Total assets	$1,916	$2,127	$16,501	$61,652	$68,973
Total debt	$13	$10	$–	$–	$–
Redeemable convertible preferred stock	$200	$200	$13,250	$14,300	$14,300
Total stockholders’ equity (deficit)	$1,750	$1,427	$(147)	$13,607	$19,591

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We design, develop and market mixed-signal semiconductors that enable and enhance the features and capabilities of small panel displays. Our core products are color display drivers with integrated controllers, which are critical components in displays used in mobile consumer electronics devices. We began operations in 2000 and began commercially shipping our products in the third quarter of 2002. We generated $7.9 million of revenue in 2002, $84.5 million of revenue in 2003, and $34.8 million of revenue in the three months ended March 31, 2004. We have been profitable for each of the past six quarters and generated net income of $12.8 million in 2003 and $4.7 million in the three months ended March 31, 2004. We outsource all of our semiconductor fabrication, assembly and test, which enables us to focus on design, development and marketing of our products and reduce the capital intensity of our business.

We sell our semiconductor products directly to display module manufacturers, which incorporate our products into their display module subassemblies for leading wireless handset manufacturers. We currently generate all of our revenue from customers in Asia. Virtually all of our 2003 revenue was from two customers, with Philips MDS representing 75.9% and Samsung OLED representing 23.4% of revenue in 2003. Our sales are generally made pursuant to standard purchase orders that may be cancelled or the shipment dates delayed by the customer. In 2003, approximately 76.1% of our sales invoices were denominated in U.S. dollars, and approximately 23.9% of our sales invoices were denominated in Korean won.

We expect our business to be subject to seasonality and varying order patterns in the wireless handset market. In the wireless handset market, demand is typically stronger in the second half of the year than the first half of the year. However, in the past, wireless handset manufacturers inaccurately forecasted consumer demand, which led to significant changes in orders to their component suppliers. We have experienced both increases and decreases in orders during our limited operating history within the same quarter and with limited advanced notice, and we expect such increases and decreases to occur in the future. For example, in the first quarter of 2004, we experienced a reduction in orders of our products from one of our customers.

Cost of revenue consists primarily of the costs of purchasing fabricated silicon wafers. Because we do not have long-term fixed-price supply contracts with our foundry contractors, our wafer costs could fluctuate with the cyclical demand for semiconductors and availability of foundry capacity. In addition, after we purchase wafers from foundries, we also have the yield risk related to manufacturing these wafers into finished products. Cost of revenue also includes costs associated with assembly, test and shipping of our products, costs of personnel and equipment associated with manufacturing support and quality assurance, and occupancy costs. Cost of revenue as a percent of revenue has varied from quarter to quarter based on seasonality, the mix of product technologies, foundry capacity and average selling prices. We expect this fluctuation to continue in the future.

Research and development expenses consist primarily of compensation and related costs for personnel, as well as costs related to development testing, evaluation, masking revisions, occupancy costs and depreciation on research and development equipment. All research and development costs are expensed as incurred. We believe that a significant amount of research and development expenses will be required for us to remain competitive in the future, and we expect to continue to increase our spending on research and development in absolute dollars in the future as our revenue grows.

Selling, general and administrative expenses consist primarily of compensation and related costs of personnel in general management, finance and information technology, as well as outside legal and accounting costs. We anticipate that our selling, general and administrative expenses will increase in absolute dollars and as a percent of revenue as we expand our sales force, hire additional administrative personnel and incur additional costs required of a publicly traded company.

In connection with grants of stock options during 2003, we recorded an aggregate of $4.3 million in deferred stock-based compensation within stockholders’ equity, due to the difference between the exercise price and the estimated fair value of common stock on the date of grant. We make stock option grants to our employees and consultants to supplement cash compensation to provide an additional incentive to employees. The compensation expense is amortized on an accelerated basis over the vesting period of the option grants, which is generally four years. As of December 31, 2003, we had an aggregate of $3.6 million of deferred stock-based compensation remaining to be amortized. We report employee stock-based compensation separately, rather than including it in each expense classification, as we believe this allows for more meaningful comparison of operating expenses between periods and more consistent comparison of our financial results with other companies.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. On an ongoing basis we re-evaluate our judgments and estimates including those related to uncollectible accounts receivable, inventories, intangible assets, income taxes, warranty obligations and contingencies. We base our estimates and judgments on our historical experience and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and material effects on our operating results and financial position may result.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition.    We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition.” SAB No. 104 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) is based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Inventory Reserve.    We state our inventories at the lower of cost (computed on a first-in, first-out basis) or market. We record inventory reserves for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those expected by management, additional inventory reserve may be required. We currently establish a 5% reserve for all inventory to cover our estimates of potentially excess and obsolete inventory resulting from early terminations of products, engineering changes that make a product obsolete earlier than planned and changes in forecasts of future customer demand. This level of reserve is reviewed each period to ensure that it reflects changes in our actual experience. Once inventory is written down, a new accounting basis has been established and accordingly, it is not written back up in future periods. Additionally, we specifically reserve for lower of cost or market if pricing trends or forecasts indicate that the carrying value of our inventory exceeds its estimated selling price. Our inventory reserve requirements may change in future periods based on actual experience, the life cycles of our products or market conditions.

Warranty Accrual.    We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality assessment, our warranty obligation may be affected by future product failure rates, material usage and service delivery costs incurred in correcting a product failure. We regularly monitor product returns and maintain a reserve for warranty expenses based upon our historical experience and any specifically identified failures. As we sell new products to our customers, we must exercise considerable judgment in estimating the expected failure rates. This estimation process is based on historical experience of similar products as well as various other assumptions that we believe are reasonable under the circumstances. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

From time to time, we may be subject to additional costs related to warranty claims from our customers. If this occurs in a future period, we would make significant judgments and estimates to establish the related warranty liability, based on historical experience, communication with our customers, and various assumptions based on the circumstances. This additional warranty would be recorded in the determination of net income in the period in which the additional cost was identified.

Accounting for Income Taxes.    We account for income taxes under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 109, “Accounting for Income Taxes.” Under this method, we determine deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenue, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in the financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, hence giving rise to a deferred tax asset. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income or tax strategies and to the extent we believe it is more likely than not that our deferred tax assets will not be recovered, we must establish a valuation allowance. We established a full valuation allowance against our deferred tax assets at December 31, 2002. This valuation allowance was reversed based on profitability in 2003 and anticipated future profitability.

Accounts Receivable.    We perform ongoing credit evaluations of each of our customers and adjust credit limits based upon payment history and the customer’s current credit worthiness, as determined by our review of their current credit information. We regularly monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues we have identified. While our credit losses have historically been within our expectations and the allowance established, we might not continue to experience the same credit loss rates that we have in the past. Our accounts receivable are concentrated with two significant customers. Therefore, a significant change in the liquidity or financial position of any one customer could make it more difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts.

Stock-Based Compensation.    We account for stock-based employee compensation arrangements in accordance with provisions of Accounting Principals Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and Financial Accounting Standards Board, or FASB, Interpretation, or FIN, No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” Under APB Opinion No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of our stock and the amount an employee must pay to acquire the stock. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment. We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force, or EITF, No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.”

We amortize deferred stock-based compensation on the graded vesting method over the vesting periods of the stock options, which is generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method. Our stock-based compensation expense for stock options granted through December 31, 2003, was $0.7 million in 2003 and is expected to be $1.9 million, $1.0 million, $0.5 million and $0.2 million, for the years ending December 31, 2004 through December 31, 2007, respectively.

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of total revenue:

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	34.4	85.9	64.3	71.3	62.7
Research and development	26.4	17.7	7.7	8.7	9.5
Selling, general and administrative	58.1	18.9	4.0	7.8	3.9
Employee stock-based compensation	0.0	0.0	0.9	0.1	2.9

Total costs and expenses	118.9	122.5	76.9	87.9	79.0

Operating income (loss)	(18.9)	(22.5)	23.1	12.1	21.0
Interest and other income, net	3.8	1.5	0.1	0.2	1.3

Income (loss) before taxes	(15.1)	(21.0)	23.2	12.3	22.3
Minority interest in net loss	3.4	–	–	–	–
Provision for income taxes	–	–	8.1	4.3	8.9

Net income (loss)	(11.7)%	(21.0)%	15.1%	8.0%	13.4%

Comparison of Three Months Ended March 31, 2004 and March 31, 2003

Total Revenue.    Total revenue was $34.8 million in the three months ended March 31, 2004 and $8.2 million in the three months ended March 31, 2003, an increase of 321.8%. Volume shipments significantly increased in the first quarter of 2004 as compared to the first quarter of 2003, as wireless handset models using our display drivers experienced higher sales and our products were included in more wireless handset designs. Total revenue for the three months ended March 31, 2004 decreased 13.5% from $40.2 million in the three months ended December 31, 2003, due to seasonally lower demand in the wireless handset market. We expect revenue to increase in the second quarter of 2004 as compared to the first quarter due primarily to seasonality and secondarily to increased product demand.

Cost of Revenue.    Cost of revenue was $21.7 million in the three months ended March 31, 2004 and $5.9 million in the three months ended March 31, 2003, an increase of 270.1%. The significant increase was the result of the revenue increase. As a percent of total revenue, cost of revenue declined to 62.5% in the three months ended March 31, 2004 as compared to 71.3% in the three months ended March 31, 2003. The decline as a percent of revenue was due primarily to better manufacturing yields realized by our subcontractor suppliers due to maturity in the manufacturing processes, as well as fixed costs being spread over a higher revenue base. Cost of revenue in the three months ended March 31, 2004 decreased 12.0% from $24.7 million in the three months ended December 31, 2003, primarily due to lower revenue. Cost of revenue as a percent of total revenue increased slightly reflecting declining average selling prices for our products. In future periods, average selling prices may fluctuate from quarter to quarter due to changes in our product mix and the timing of new product introductions.

Research and Development.    Research and development expenses were $3.3 million, or 9.5% of revenue, in the three months ended March 31, 2004, and $0.7 million, or 8.7% of revenue, in the three months ended March 31, 2003. Approximately 80% of the increase was due to higher costs for test wafers and mask sets related to new products and related process technologies. The remainder of the increase was due to headcount increases to support additional product development activities. Research and development expenses were $3.1 million, or 7.8% of revenue, in the three months ended December 31, 2003. The increase in the three months ended March 31, 2004 was primarily due to higher costs for test wafers and mask sets for new products under development.

Selling, General and Administrative.    Selling, general and administrative expenses were $1.4 million, or 3.9% of revenue, in the three months ended March 31, 2004, and $0.6 million, or 7.8% of revenue, in the three months ended March 31, 2003. Approximately $0.5 million of the increase was due to additional headcount to support our growing revenue base. The remaining $0.3 million of the increase was due to various expenses resulting from the additional headcount, including travel, facilities and depreciation, each of which increased by less than $0.1 million. Selling, general and administrative expenses were $1.1 million, or 2.6% of revenue, in the three months ended December 31, 2003. The increase in the three months ended March 31, 2004 includes $0.3 million of expenses related to headcount additions to support business growth and expansion of our sales efforts. The remainder of selling, general and administrative expenses was approximately the same in these periods.

Employee Stock-Based Compensation.    Employee stock-based compensation was $1.1 million, or 3.1% of revenue, in the three months ended March 31, 2004, and $6,000, or 0.1% of revenue, in the three months ended March 31, 2003. Options granted during 2003 and the first quarter of 2004 were considered compensatory because the fair market value of our stock determined for financial reporting purposes was greater than the fair value determined by the board of directors on the date of grant of the options. We are amortizing deferred stock-based compensation over the vesting period of the related options. This deferred stock-based compensation will be amortized on an accelerated basis as follows: $3.4 million during the remainder of 2004; $2.1 million in 2005; $1.0 million in 2006;

$0.2 million in 2007; and $3,000 in 2008. Employee stock-based compensation was $0.4 million in the three months ended December 31, 2003. The substantial increase was due to stock option grants in the last month of 2003 and the first quarter of 2004. The fair value of our stock determined for financial reporting purposes increased significantly in the last quarter of 2003 and the first quarter of 2004 relative to the fair value determined by the board of directors on the date of grant of these options.

Interest and Other Income, Net.    Interest and other income, net was $0.4 million in the three months ended March 31, 2004 and $17,000 in the three months ended March 31, 2003. Most of the increase was due to foreign currency transaction gains on U.S. dollar-denominated balances in our Korean subsidiary, as the Korean won increased in value relative to the U.S. dollar. Interest income also increased slightly, reflecting higher average cash balances in the first three months of 2004 compared to the first three months of 2003. Interest and other income, net was a loss of $0.1 million in the three months ended December 31, 2003, with foreign currency transaction losses in Korea offset by interest income.

Provision for Income Taxes.    Provision for income taxes was $3.1 million in the three months ended March 31, 2004 and $0.4 million in the three months ended March 31, 2003, representing effective tax rates of 39.8% and 35.0%, respectively. We incurred employee stock-based compensation expense of $1.1 million in the three months ended March 31, 2004. These expenses are not deductible for income tax purposes. In future years, a larger portion of our revenue may be derived from sales in countries with lower tax rates, which may result in our effective tax rate decreasing.

Comparison of Fiscal Years Ended December 31, 2003 and December 31, 2002

Total Revenue.    Total revenue was $84.5 million in 2003 and $7.9 million in 2002, an increase of 970.0%. Our products entered commercial production in the third quarter of 2002, with revenue increasing substantially throughout 2003 primarily as a result of high volume shipments to our two key customers. Revenue from sales to a related party was $0.3 million in 2002. There was no revenue from sales to related parties in 2003 as the customer ceased to be a related party during 2002.

Total revenue includes contract development revenue of $0.5 million in 2003 and $0.8 million in 2002. This was revenue received for development work completed at the customer’s request and to the customer’s specifications. We do not separately track contract development costs from our overall research and development efforts. Accordingly, costs related to these contracts are included in research and development expense. We expect these contracts to comprise a small percent of our total revenue in the future.

Cost of Revenue.    Cost of revenue was $54.3 million, or 64.3% of revenue, in 2003, and $6.8 million, or 85.9% of revenue, in 2002. The significant increase in cost of revenue was related to our revenue increase resulting from the commencement of commercial shipments. Cost of revenue declined as a percent of revenue in 2003, as manufacturing yields improved and fixed costs, such as mask cost, were spread over a larger revenue base. Cost of revenue from related party, which was comprised solely of costs of product sales, was $0.2 million in 2002.

Research and Development.    Research and development expenses were $6.5 million, or 7.7% of revenue, in 2003, and $1.4 million, or 17.7% of revenue, in 2002. Approximately $3.0 million of the increase was due to engineering costs associated with the development of new products and related process technologies, as our new product development efforts increased substantially. An additional $2.1 million of the increase was due to additional headcount to support increased product development efforts. Our research and development expenses as a percent of revenue decreased as a result of our growing revenue base, use of mature manufacturing technologies and lower operating expenses for our research and development activities located primarily in Korea.

Selling, General and Administrative.    Selling, general and administrative expenses were $3.4 million, or 4.0% of revenue, in 2003, and $1.5 million, or 18.9% of revenue, in 2002. Approximately $1.3 million of the increase was due to headcount increases to support our significant revenue growth and the expansion of our infrastructure to support a larger and more complex operation. Approximately $0.5 million of the increase was for allowance for doubtful accounts recorded during the year as a result of increased sales during 2003. Selling, general and administrative expenses decreased as a percent of revenue, as a result of the significant increase in revenue.

Employee Stock-Based Compensation.    Employee stock-based compensation was $0.7 million in 2003. Options granted during 2003 were considered compensatory because the fair market value of our stock determined for financial reporting purposes was greater than the fair value determined by the board of directors on the date of grant of the options. We did not incur any employee stock-based compensation charges in 2002 because the fair value of our stock determined for financial reporting purposes was equal to the fair market value determined by the board of directors on the date of grant for all employee options issued in 2002 and earlier years. We are amortizing deferred stock-based compensation over the vesting period of the related options.

Interest and Other Income, Net.    Interest and other income, net was $0.1 million in both 2003 and 2002. In 2003, higher interest income of $0.2 million resulted from higher average cash balances. This was partially offset by foreign exchange losses of $0.1 million on U.S. dollar-denominated transactions in Korea where the functional currency is the Korean won. Interest and other income, net of $0.1 million in 2002 consists almost entirely of interest income.

Provision for Income Taxes.    Provision for income taxes was $6.9 million in 2003 and none in 2002, representing effective tax rates of 35.0% and 0.0% in 2003 and 2002, respectively. We incurred taxable losses in 2002, however we fully reserved for the tax benefits due to uncertainty about future profitability. In 2003, these reserves were released as we concluded it was more likely than not that our deferred tax assets would be fully recovered due to the significant improvement in operating results. In future years, a larger portion of our revenue may be derived from sales in countries with lower tax rates, which may result in our effective tax rate decreasing.

Comparison of Fiscal Years Ended December 31, 2002 and December 31, 2001

Total Revenue.    Total revenue was $7.9 million in 2002 and $1.2 million in 2001, an increase of 545.4%. In the third quarter of 2002, we recognized our initial revenue from commercial sales of products, which resulted in the large revenue increase in that year. Revenue from a related party was $0.3 million in 2002 and $0.5 million in 2001.

Cost of Revenue.    Cost of revenue was $6.8 million, or 85.9% of revenue, in 2002, and $0.4 million, or 34.4% of revenue, in 2001. The increase in cost of revenue reflects the significant increase in sales in 2002. Cost of revenue increased as a percent of revenue in 2002 due to low yields in the early stages of our first commercial production. These lower yields are typical in the early production stages of new products, with subsequent yield improvements generated through process technology improvements. Cost of revenue from related party was $0.2 million in 2002 and none in 2001. In 2002, the revenue was generated from commercial product sales, while in 2001 the revenue was from contract development. The related costs in 2001 were included in research and development expenses and not tracked separately from other research and development activities.

Research and Development.    Research and development expenses were $1.4 million, or 17.7% of revenue, in 2002, and $0.3 million, or 26.4% of revenue, in 2001. Approximately $0.8 million of the increase was due to higher wafer processing and mask costs associated with product development. Approximately $0.3 million of the increase was due to additional engineering headcount to support increases in research and development activities. Research and development expenses decreased as a percent of revenue in 2002, as we commenced commercial product sales.

Selling, General and Administrative.    Selling, general and administrative expenses were $1.5 million, or 18.9% of revenue, in 2002, and $0.7 million, or 58.1% of revenue, in 2001. Approximately $0.5 million of the increase in selling, general and administrative expenses in 2002 was due to headcount additions in the U.S. and Korea that were required to support the overall increase in our activities and commencement of commercial shipments during 2002. Professional fees increased by approximately $0.2 million, reflecting our initial audit and legal fees related to our Series B preferred stock financing. Selling, general and administrative expenses decreased as a percent of revenue as we ramped our initial commercial product sales.

Interest and Other Income, Net.    Interest and other income, net was $0.1 million in 2002 and $0.0 million in 2001, with higher average cash balances in 2002 generating more interest income as compared to 2001. Interest and other income, net was comprised almost entirely of interest income in both 2002 and 2001.

Provision for Income Taxes.    We recorded no provision (benefit) for income taxes in 2002 and 2001. We incurred taxable losses in 2002 and 2001, however we fully reserved for the tax benefits due to uncertainty about future profitability.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the five quarters ended March 31, 2004. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three Months Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004
	(in thousands, except per share data)
Statements of Operations Data:
Revenue	$8,241	$13,780	$22,257	$40,178	$34,763
Cost of revenue	5,875	10,405	13,319	24,706	21,790
Research and development	721	853	1,784	3,130	3,297
Selling, general and administrative	639	728	954	1,055	1,353
Employee stock-based compensation	6	157	203	350	1,008
Total costs and expenses	7,241	12,143	16,260	29,241	27,448
Operating income	1,000	1,637	5,997	10,937	7,315
Net income	661	1,088	3,971	7,040	4,669

Basic net income per share	$0.03	$0.05	$0.19	$0.34	$0.23
Diluted net income per share	$0.03	$0.05	$0.17	$0.30	$0.19
Weighted-average number of shares used in calculating basic net income per share	20,113	20,498	20,592	20,647	20,755
Weighted-average number of shares used in calculating diluted net income per share	22,505	23,298	23,717	23,826	24,197

As a Percent of Revenue
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	71.3	75.5	59.9	61.5	62.7
Research and development	8.7	6.2	8.0	7.8	9.5
Selling, general and administrative	7.8	5.3	4.3	2.6	3.9
Employee stock-based compensation	0.1	1.1	0.9	0.9	2.9
Total costs and expenses	87.9	88.1	73.1	72.8	79.0
Operating income	12.1	11.9	26.9	27.2	21.0
Net income	8.0	7.9	17.8	17.5	13.4

Revenue.    Our industry typically experiences seasonal sales patterns that result in quarterly fluctuations in revenue. Despite this seasonality, we experienced significant quarterly increases in revenue during each quarter of 2003. In particular, revenue increased 80.5% from the third quarter of 2003 to the fourth quarter of 2003, reflecting seasonal sales patterns as well as increased product demand. Revenue declined 13.5% in the three months ended March 31, 2004 compared to the three months ended December 31, 2003, which is consistent with the trend of seasonality in our industry. We currently expect our revenue to increase in the second quarter of 2004 as compared to the first quarter of 2004, due largely to seasonality in the wireless handset market and to expanding market penetration by high-end wireless handsets using our products.

Cost of Revenue.    Cost of revenue increased in each quarter of 2003 and decreased in the first quarter of 2004. Cost of revenue decreased as a percent of revenue in the second half of 2003 as compared to the first half of 2003 as manufacturing yields improved and our fixed costs were spread over a larger revenue base. Cost of revenue increased slightly as a percent of revenue in the first quarter of 2004 as compared to the fourth quarter of 2003 due primarily to price declines.

Research and Development.    Research and development expenses increased in each quarter presented, primarily due to an increase in mask costs and process engineering efforts at our foundry suppliers related to new products and related process technologies development. In addition, our research and development headcount increased over the periods presented to support expanded research and development efforts.

Selling, General and Administrative.    Selling, general and administrative expenses increased in each quarter presented, primarily as a result of additional headcount.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through sales of equity securities and, more recently, through cash generated from operations. We have received a total of $16.3 million from private offerings of our equity securities and stock option exercises. Cash and cash equivalents at March 31, 2004 were $28.9 million.

Net cash provided by operating activities was $4.7 million for the three months ended March 31, 2004, compared to $1.7 million for the three months ended March 31, 2003. The increase is primarily due to a $4.0 million increase in net income in the three months ended March 31, 2004. Accounts receivable decreased $3.1 million for the three months ended March 31, 2004, compared to an increase of $2.8 million for the three months ended March 31, 2003. These changes correspond with the decrease and increase in revenue in the respective quarters as compared to the immediately prior quarter.

Inventory increased $5.6 million in the three months ended March 31, 2004 and $2.4 million in the three months ended March 31, 2003. In both periods the inventory build was primarily in anticipation of increasing sales volume in the following quarter. In the first quarter of 2004, we also experienced inventory increases due to delays in scheduled shipment dates and reductions in future orders from a customer after we had placed purchase orders with our subcontractor suppliers. We anticipate the majority of the inventory build-up in the first quarter will be sold during the second quarter of 2004.

Accounts payable and accrued liabilities increased $2.4 million in the three months ended March 31, 2004 and $5.7 million in the three months ended March 31, 2003. In both periods, the increase reflects increased inventory purchasing activity. In the first quarter of 2004, our inventory build exceeded the increase in accounts payable, as a portion of this inventory build was paid for during the quarter.

Net cash provided by operating activities for the year ended December 31, 2003 was $13.9 million compared to net cash used in operating activities of $3.3 million for the year ended December 31, 2002 and $0.3 million of net cash used in operating activities for the year ended December 31, 2001. In 2003, sources of net cash provided were net income of $12.8 million, which reflects adjustments for non-cash charges of $0.9 million related primarily to stock-based compensation. Additional sources of cash included increases in payables and liabilities of $26.1 million and increases in taxes payable of $4.3 million. These sources of cash were offset by increases in receivables of $24.0 million and inventory of $5.7 million. The large increases in current asset and liability accounts reflect our significant revenue growth in 2003. In 2002, the primary uses of cash were our net loss of $1.7 million and receivables increases of $4.2 million as we commenced commercial shipments in the third quarter of 2002. These uses of cash were offset by $2.7 million of increases in payables and liabilities. In 2001, the primary uses of net cash were our net loss of $0.1 million, receivables increases of $0.4 million and inventory increases of $0.3 million. These uses of cash were offset by $0.3 million of deferred revenue increases.

Net cash provided by investing activities was $1.4 million for the three months ended March 31, 2004, while net cash used in investing activities was $0.5 million for the three months ended March 31, 2003. In both periods, the change was primarily due to restricted cash related to a letter of credit. This letter of credit expired in March 2004, therefore the investment is no longer restricted. In 2003, we increased this letter of credit due to increases in our activity with the vendor. We do not currently expect to establish a new letter of credit with any of our customers; however, we may be required to do so in the future as part of customary business relationships with subcontractor suppliers. We utilized $0.1 million in the three months ended March 31, 2004 for the purchase of general office equipment and software.

Net cash used in investing activities was $0.7 million for the year ended December 31, 2003, $1.6 million for the year ended December 31, 2002 and $0.8 million for the year ended December 31, 2001. In 2003, we added $0.7 million of fixed assets, which consisted primarily of office furniture and computer equipment required for additional headcount, and implementation of a new computer system. Uses of cash in 2002 included $1.4 million of investments in restricted cash to secure a letter of credit and $0.2 million of property and equipment acquisitions. Uses of cash in 2001 included $0.5 million for the acquisition of the 10% of ProDigi Technology, Inc. not already owned, $0.2 million of property and equipment acquisitions and $0.1 million of investments in restricted cash to secure a letter of credit.

Net cash provided by financing activities was $0.2 million for the three months ended March 31, 2004 and $1.1 million for the three months ended March 31, 2003. In 2004, a stockholder note for $0.1 million was repaid, and we received proceeds of $0.1 million from stock option exercises. In 2003, the increase was almost entirely due to proceeds from sales of our Series B redeemable convertible preferred stock.

Net cash provided by financing activities was $1.1 million for the year ended December 31, 2003, $13.1 million for the year ended December 31, 2002 and $0.0 million for the year ended December 31, 2001. In 2003 and 2002, the increases were almost entirely due to proceeds from sales of our Series B redeemable convertible preferred stock, and secondarily from stock option exercises.

We believe that our cash balance and cash generated from operations, along with our available line of credit, will be sufficient to fund our operations for at least the next twelve months. Significant growth in demand for our products or unfavorable financial results could result in the need for additional cash to fund our ongoing business activities. If needed, we would seek to obtain equity or debt financing, or we may draw on our existing line of credit, to fund our ongoing business activities. We cannot assure you that equity or debt financing will be available when needed or, if available, that the financing will be on terms satisfactory to us and not dilutive to our then-current stockholders.

Contractual Obligations

We depend entirely upon subcontractors to manufacture our silicon wafers and provide assembly and test services. Due to lengthy subcontractor lead times, we must order these materials and services from these subcontractors well in advance of required delivery dates, and we are obligated to pay for the materials and services in accordance with their payment terms. We expect to receive and pay for these materials and services within the next three months.

The following sets forth our commitments to settle contractual obligations in cash as of December 31, 2003 (in thousands):

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating Lease Obligations	$452	$193	$259	$–	$–
Purchase Obligations	23,017	23,017	–	–	–

Total	$23,469	$23,210	$259	–	–

In August 2003, we entered into a loan and security agreement with a financial institution pursuant to which we may borrow up to 75% of eligible accounts receivable invoiced out of the United States, up to a maximum of $5.0 million. Based on current eligible accounts receivable, we currently may borrow up to the full $5.0 million. Substantially all of our assets are pledged as security against borrowings outstanding under the line. The interest rate on borrowings under the line of credit is 0.5% above the prime rate. We are subject to an annual facility fee of 0.4% of the amount of the line, plus an annual commitment fee of 0.1% of the average unused credit line. The line of credit contains financial covenants related to certain balance sheet ratios and profitability, as well as other non-financial covenants. As of March 31, 2004, we were in compliance with these covenants. The line of credit expires in August 2004 and is renewable annually. There were no borrowings outstanding against this line of credit at March 31, 2004.

Quantitative and Qualitative Disclosure Regarding Market Risk

Interest Rate Risk.    The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio and we do not believe that a 10% change in interest rates will have a significant impact on our interest income. As of March 31, 2004, all of our investments were in money market accounts.

Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments, primarily certain borrowings under our bank credit facility. The advances under this facility bear a variable interest rate based on the prime rate. The risk associated with fluctuating interest expense is limited to this debt instrument and we do not believe that a 10% change in the prime rate would have a significant impact on our interest expense.

Foreign Currency Exchange Risk.    We engage in international operations and transact business in various foreign countries, primarily Korea, Singapore and Taiwan. Activities with our manufacturing partners located in Singapore and Taiwan are denominated in U.S. dollars. Approximately 76.1% of our 2003 sales invoices were denominated in the U.S. dollar, with the remaining 23.9% denominated in the Korean won. Therefore, our foreign currency exchange risk is primarily associated with our Korean sales activities. Our receivables are generally outstanding for 60 to 90 days. If the exchange rate of the Korean won to the U.S. dollar changes by 10% during any 60 to 90 day period, this could impact our quarterly consolidated statement of operations by approximately 2% to 3%. We record intercompany transactions related to sales of products from the U.S. parent company to our Korean subsidiary, and for activities performed in Korea on behalf of the U.S. parent. These transactions are recorded in U.S. dollars. These intercompany balances are reimbursed within 90 days. Our Korean subsidiary carries foreign currency exchange risk on these U.S. dollar denominated transactions. We do not currently employ any foreign currency hedge programs to minimize this exchange rate risk. To date, the foreign currency transactions and exposure to exchange rate volatility have not been significant. We cannot assure you that foreign currency risk will not cause a material impact to our financial position, results of operations or cash flow in the future.

Recent Accounting Pronouncements

In November 2002, FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Our adoption of FIN No. 45 did not have a material effect on our consolidated financial statements.

In January 2003, FASB issued FIN No. 46, “Consolidation of Variable Interest Entities,” an Interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” or FIN No. 46-R, to address certain FIN No. 46 implementation issues. The effective dates and impact of FIN No. 46 and FIN No. 46-R are as follows: (i) Special-purpose entities, or SPEs, created prior to February 1, 2003. The Company must apply either the provisions of FIN No. 46 or early adopt the provisions of FIN No. 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN No. 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN No. 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on our consolidated financial position, consolidated results of operations, or liquidity. We believe that the adoption of FIN No. 46-R will not have a material impact on our consolidated financial statements.

In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. To date, the impact of the effective provisions of SFAS No. 150 has not had a material impact on our results of operations, financial position or cash flows. While the effective date of certain elements of SFAS No. 150 has been deferred, the adoption of SFAS No. 150 when finalized is not expected to have a material impact on our financial position, results of operations or cash flows.

On December 17, 2003, the Securities and Exchange Commission, or SEC, issued SAB No. 104, “Revenue Recognition,” which supercedes SAB No. 101, “Revenue Recognition in Financial Statements.” SAB No. 104’s primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables, or EITF 00-21. Additionally, SAB No. 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers, or FAQ, issued with SAB No. 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. There was no impact to the consolidated financial statements related to SAB No. 104 for the fiscal year ended December 31, 2003.

In March 2004, the FASB approved EITF Issue 03-6 “Participating Securities and the Two-Class Method under FAS 128.” EITF Issue 03-6 supersedes the guidance in Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” and requires the use of the two-class method of participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity’s common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of Opinion 25 and SFAS 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported earnings per share. We expect that the adoption of EITF Issue 03-6 will not have a material impact on our earnings per share in future periods.

BUSINESS

We design, develop and market mixed-signal semiconductors that enable and enhance the features and capabilities of small panel displays. Our core products are color display drivers with integrated controllers, which are critical components of displays used in mobile consumer electronics devices. A display driver interfaces with the host processor to generate the precise analog voltages and currents required to create the images on the display. The performance characteristics of a display driver are critical to the quality and visual appeal of the images and text generated on the display and the power efficiency of the mobile device. Our current focus is on the wireless handset market, where high performance display drivers allow handset manufacturers to provide value-added, differentiating display features to attract wireless service providers and consumers.

Our proprietary display drivers are highly integrated, customized, analog-intensive semiconductors. We believe our competitive advantages include our design engineering expertise, our technology leadership, our high voltage complimentary metal oxide semiconductor, or CMOS, manufacturing process expertise, and our library of functional building blocks. In addition, we outsource all of our semiconductor fabrication, assembly and test, which enables us to focus on the design and development of our products. These advantages allow us to create in relatively short time periods power efficient, small form factor, cost effective display drivers that enable high-impact visual performance displays. As a result, we believe our products provide our customers with critical time-to-market and product differentiation advantages.

Our independence and focus on small panel display drivers has allowed us to quickly penetrate the wireless handset market and provide technologically advanced products. We currently offer display drivers based on the following two principal technologies:

•	Color super twisted nematic liquid crystal displays, or color STN LCDs. LCDs are displays based on the optical properties of liquid crystal that can be changed by applying voltage. STN LCD is a widely used technology for small panel displays.

•	Passive matrix organic light-emitting diode, or PM-OLED, displays. As an example of our focus and innovation, we were the first company to commercialize single-chip display drivers for full color OLED displays. OLED is a new display technology that offers enhanced visual experience and performance characteristics as compared to alternative technologies, such as LCD. OLED is a matrix of diodes which emit light when an electric current is applied.

We are also developing, or plan to develop, display drivers for other display technologies, including:

•	Monochrome STN displays, which are currently used primarily for low-end wireless handsets.

•	Amorphous thin film transistor liquid crystal displays, or TFT LCD. TFT is an emerging display technology for high-end mobile devices and is comprised of a matrix of transistors embedded on a thin film of silicon that changes the transparency of the LCD when voltage is applied.

•	Low-temperature polysilicon TFT displays, or LTPS TFT, which are currently used in digital still cameras and high-end mobile devices.

•	Active matrix OLED displays, or AM-OLED, which are expected to be an attractive display solution for the main display of mobile devices due to the excellent picture quality, lower power consumption and longer lifetime.

We were incorporated in 2000 and began commercially shipping our products in the third quarter of 2002. We generated $84.5 million in revenue and $12.8 million of net income in 2003 and $34.8 million in revenue and $4.7 million of net income in the first quarter of 2004, and have been profitable in each of the last six quarters. We sell our products directly to display module manufacturers, which incorporate our drivers into their display module subassemblies for leading wireless handset manufacturers, with which we also seek to establish direct technical relationships. Our drivers are currently used by three of the top five global wireless handset manufacturers, including LG Electronics Inc., Nokia Corporation and Samsung Electronics Co., Ltd.

Industry Background

Proliferation of Mobile Consumer Electronics Devices

Consumers throughout the world are rapidly adopting mobile consumer electronics devices such as wireless handsets, personal digital assistants, mobile gaming devices and digital cameras. Advances in component technology are driving down the cost of these products and expanding their functionality. Improved communications infrastructure, advanced data and audiovisual services and frequent introduction of new applications are resulting in increasing worldwide popularity of wireless communications. According to International Data Corporation, or IDC, there were 552 million wireless handsets sold globally in 2003, making wireless handsets the most widely adopted mobile devices today. By 2007, the number of wireless handsets sold globally is expected to grow to over 748 million annually.

While early wireless handset models were primarily used for voice communication, usage patterns are shifting rapidly to include visually oriented data- and content-driven applications. These applications include text messaging, e-mail, Internet access, digital photography, personal productivity, streaming video, screen savers, polyphonic ring tones and gaming. For example, according to IDC, shipments of handsets with camera functionality are expected to rise from 57 million in 2003 to 298 million in 2007. To attract consumers, wireless service providers are expanding the selection of services and applications they offer. We believe wireless handset manufacturers are focused on ensuring their devices are capable of taking full advantage of the content and services that are available.

Growth in unit shipments of mobile devices is driven primarily by two factors: new users and the replacement of current devices by existing users. To attract new users and to cultivate the replacement cycle, mobile device manufacturers must continue to frequently introduce mobile consumer devices with innovative technologies and applications. IDC estimates that more than 30% of existing wireless handset owners upgrade their devices each year and replacement phones represent more than 60% of all wireless handset shipments each year. The move to next-generation wireless networks, such as 2.5G and 3G, is expected to enable new applications and uses for mobile devices that will further drive and accelerate demand.

With an increasing number of mobile device models available to consumers, manufacturers have realized that the display plays a significant role in differentiating a device from competing models. If the display is able to present the device’s communications features, graphics, content and applications in a compelling and appealing manner, we believe consumers are more likely to purchase the device.

Trends in the Consumer Electronics Display Market

Early mobile devices were equipped with simple, small monochrome displays with limited functionality. As the cost of color displays decreased and quality improved, consumers began rapidly adopting mobile devices with color displays. This trend continues to be driven by competition among wireless handset manufacturers and the proliferation of applications with rich visual content that require color display functionality. According to IDC, 55% of wireless handsets shipped in 2003 were equipped with a color display, and that percentage is expected to climb to 90% in 2007. In addition to the transition from monochrome to color, new and more advanced display technologies, such as color OLEDs and improved LCDs, continue to be introduced.

Displays are differentiated by size, resolution, number of colors, brightness, color sharpness, contrast and response time. However, mobile device manufacturers need to balance display performance with cost, reliability and power consumption. The balance struck among these characteristics typically determines the type of display that is optimal for a given device.

Since form factor also plays an important role in which device consumers elect to purchase, many wireless handset manufacturers are now offering both open face and flip phone models. Most flip phones are equipped with dual displays, which is further increasing the demand for high performance color displays. While a subdisplay on the cover of a flip phone is typically smaller than the main display, it is usually the first noticeable feature of the device. As a result, we believe wireless handset manufacturers are increasingly focused on equipping their devices with innovative subdisplays that differentiate their products and attract potential customers. Today, OLED technology is used for subdisplays while color STN LCD and TFT LCD technologies are used for main displays. However, we anticipate that in the future OLED technology will also be increasingly used in main displays.

Every mobile device display needs a display driver to function. While advances in materials used to manufacture displays have played an important role in display innovation, display drivers are the critical semiconductor components that enable the display functionality. Materials used to manufacture displays cannot achieve their full potential without continued advancements in display driver technology. As a result, mobile device and display module manufacturers are increasingly dependent on display driver semiconductor designers and manufacturers to develop new products that can enable further advances in display performance.

Challenges for Consumer Electronics Display Driver Providers

As a key component in every display module, the driver communicates with the host processor to obtain the graphic data and generate precise analog voltages and currents to create the images on the display. There are two classes of flat panel displays in use today, large panel and small panel. Large panel displays are typically used in laptop personal computers, flat panel monitors, digital televisions and other larger electronic equipment. Small panel displays are found in wireless handsets, personal digital assistants, mobile gaming devices, digital cameras and other mobile consumer electronics devices. In addition, small panel displays are increasingly penetrating other markets, such as the automotive, industrial and medical markets, in applications such as navigation systems, entertainment and advertising displays, instrumentation panels, consumer appliances and personal accessory products.

The large panel display driver market is characterized by standardization, which has led to commoditization and limited technical differentiation. In a large panel display there is no requirement for high levels of integration. A large panel display module typically includes multiple high voltage row and column drivers and a number of discrete low voltage components such as timing controllers, image scalers and power converters. The small panel display market for mobile devices, on the other hand, is characterized by a lack of standards and varying technical requirements and specifications for each mobile device model. Furthermore, due to small size requirements and stringent power consumption constraints, the technical design challenges and required level of integration are significantly greater for display drivers in small panel displays than in large panel displays. To meet the demands of mobile device and small panel display module manufacturers, display driver designers are faced with the following challenges:

•	Short design times. Mobile device manufacturers introduce new models as often as every six months to keep pace with rapid changes in consumer preferences and take advantage of newly available technologies. Where production of display modules is outsourced, there is increasing pressure on display driver designers to provide appropriate drivers to display module manufacturers in time to meet mobile device testing and market introduction schedules.

•	High performance requirements. The need of mobile device manufacturers to differentiate their products from those of their competitors is driving continuous improvements in the performance of displays. As a result, display driver designers need to provide drivers that enable various display sizes with increasingly improving resolution, contrast, grayscale, color uniformity, operating temperature range and other value-added features. Additionally, display drivers rely on the mobile device’s battery for power to generate analog voltages and currents to activate the display. Given the importance of battery life to consumers, mobile device manufacturers demand the lowest possible power consumption by the display driver. As the complexity of mobile consumer electronics device applications and richness of content increase, the quality of images required to be generated and the speed at which they need to be displayed also increase.

•	Need for high integration. The small form factor of mobile device displays requires that only one highly integrated single-chip driver be used for each display. These single-chip display drivers must integrate analog and digital as well as high and low voltage functional building blocks and are complex to design. The design of mixed-signal, multi-voltage semiconductor devices requires highly skilled design engineers with an advanced understanding of display materials and operation.

•	Custom design requirements. There are no industry standards in the small panel display market. Mobile device manufacturers typically define customized interfaces between the display driver and the host processor. The glass panels used by different display module manufacturers also have unique characteristics that need to be well understood by driver designers. Additionally, each mobile device has its own display functionality and performance specifications that display drivers must meet. As a result, display driver designers need to work closely with device manufacturers and their display module outsourcing partners to develop drivers that meet their stringent system requirements and fit into their technology roadmaps.

•	Need for manufacturing process expertise. To be able to generate and control analog voltages and currents, display drivers have to be manufactured using customized high voltage manufacturing processes. While these processes can be implemented using standard CMOS manufacturing facilities and equipment, driver designers must possess high voltage process expertise to enable manufacturability of highly power efficient, small die size devices with acceptable yields.

•	Cost sensitivity. To be successful in the mobile device market, display module manufacturers must be price competitive. As a result, to attract display module customers, display driver suppliers must be able to shrink the die size of their products, leverage existing product design expertise and increase operating efficiencies to cost-effectively develop products with desired features and performance.

Changes in the Supply Chain Present Attractive Opportunities for Independent Display Driver Providers

Mobile device manufacturers are increasingly relying on subcontractors for development of critical components and subassemblies. Among such subcontractors are display module providers, some of which are affiliated with vertically integrated electronics companies. While some of these companies also have semiconductor design and manufacturing resources for developing display drivers, we believe independent display driver providers are becoming an increasingly important part of the supply chain. As the technical demands of mobile device manufacturers evolve and new developments in display technologies emerge, independent driver providers can observe and quickly respond to these trends while avoiding the inherent customer conflicts of captive business models.

The Leadis Solution

We design, develop and market semiconductors that enable and enhance the features and capabilities of small panel mobile device displays. Our core products are proprietary, highly integrated, color display drivers used in display modules for wireless handsets.

We provide display drivers for color STN LCD and PM-OLED displays. During 2003, we shipped approximately 28 million drivers. We are developing additional products, such as LTPS and amorphous TFT LCD display drivers, to address other segments of the LCD display market. With this product portfolio, we believe we will be able to address the needs of all major small panel display module manufacturers.

Our analog-intensive, mixed-signal, multi-voltage semiconductor products provide our customers the following benefits:

•	Rapid time-to-market. Our broad library of functional building blocks enables us to quickly design a custom product for a customer. We believe we can typically design and prepare for the production of a display driver faster than our competitors. Our design engineers are highly skilled in display driver design, with an average driver design experience of over ten years. We can also use our product development expertise, our functional building blocks and our independence to develop standard products to address the needs of emerging handset manufacturers and mobile device manufacturing subcontractors that do not require customized drivers.

•	High performance and value-added features. Our products provide a high level of performance, creating a high quality visual experience while minimizing power consumption at competitive prices. We focus on designing display drivers that enhance the clarity of the display by generating clear colors, enhancing contrast for better visibility in various lighting and temperature conditions, and improving color uniformity across display modules by compensating for display material variations. Our drivers generate high quality grayscale, which helps expand the variety of possible color combinations. Our drivers are also tunable, which allows our customers to improve display performance without the need for us to redesign the driver. Our drivers also minimize the color interference through enhanced voltage accuracy. In addition, we develop features such as powersave mode to reduce the power consumption of displays enabled by our products.

•	Highly integrated solutions. Our experienced team of analog, digital and mixed-signal design engineers is highly skilled in integrating a variety of multi-voltage, analog and digital functional building blocks into our single-chip drivers. The performance, cost and level of integration of display drivers are highly dependent on the manufacturing process technology, and we are closely involved in helping our manufacturing partners develop a customized high voltage process for our products. Our process design engineers are highly skilled in customizing CMOS manufacturing processes to our high voltage process needs. As a result, we are able to provide our customers with the highly integrated solutions they require.

•	Customized products. We design many of our products based on our customers’ specifications. We work closely with mobile device manufacturers and their display suppliers to understand their needs and product roadmaps. We also help them develop new products and take advantage of new materials and display features. We design our products to easily communicate with the host processor and to easily integrate with the rest of the device.

The Leadis Strategy

Our objective is to be the leading provider of small panel display driver technologies by using our advanced design engineering expertise, technology leadership, high voltage manufacturing process expertise, and library of functional building blocks. The principal elements of our strategy are to:

•	Expand our product offering. Today we offer products for color STN LCD and PM-OLED displays. In the future, we intend to introduce products targeted at monochrome STN LCD, color TFT LCD and color AM-OLED displays. With this product portfolio, we believe we will be able to address the needs of all major small panel display technology manufacturers. We continue to closely monitor developments in the small panel display market and are actively helping our customers define the future direction of their display designs and capabilities. We will maintain a strong focus on research and development to achieve these objectives.

•	Develop closer and deeper relationships with display module and mobile device manufacturers. To facilitate broader adoption of our technology, we will continue to develop our relationships with both mobile device manufacturers as well as their display module suppliers. We believe our exclusive focus on display drivers and our independence provides competitive advantages in terms of visibility into industry trends and ability to serve a variety of customers.

•	Broaden our customer base. We currently sell the majority of our products to two major display module manufacturers, Philips MDS and Samsung OLED. In turn, these mobile display module manufacturers supply modules incorporating our drivers to LG Electronics Inc., Nokia Corporation and Samsung Electronics Co., Ltd. We believe Philips MDS and Samsung OLED also supply these manufacturers with display modules incorporating display drivers of our competitors. According to IDC, these three wireless handset manufacturers were estimated to have a cumulative 48% share of the wireless handset market in 2003. We are actively working with other display module manufacturers and mobile device manufacturers on new designs and intend to continue expanding our working relationships with existing customers and cultivating new customers.

•	Maintain time-to-market leadership. We intend to continue taking advantage of our experience in the display driver industry and leveraging our proprietary functional building blocks to provide our customers with tailored solutions in a timely manner. We intend to build and maintain processes that allow us to provide our customers with time-to-market advantage.

•	Provide cost-competitive, value-added products to customers. We plan to leverage our fabless business model and operations in lower-cost regions to maintain an efficient cost structure. We intend to take advantage of our existing design and manufacturing expertise to shorten our design times and reduce the die size of our products, which also helps us maintain an efficient cost structure. We believe this will allow us to provide customers with cost-competitive, value-added products faster than our competitors.

•	Enter other small panel display markets. While we have initially focused exclusively on the wireless handset display market, our design capabilities and display driver technologies are applicable to other small panel display markets. We intend to broaden our focus over time to include other small panel display markets, such as personal digital assistants, mobile gaming devices, digital cameras, navigation systems, entertainment and advertising displays, instrumentation panels, consumer appliances and personal accessory products. In addition to leveraging our internally developed designs and technology, we may consider strategic relationships, licenses and acquisitions to further our expansion into other small panel display markets.

Technology

Displays are typically comprised of grids of transparent wires arranged in rows and columns that control an array of pixels. Display drivers are required to transform digital data from the host processor into precise analog voltages and currents that activate the pixels on the display through the control wires. Performance of the drivers is measured by the following criteria:

•	Resolution. Resolution refers to the number of pixels in a display in the horizontal and vertical dimensions, which determines the level of fine detail images can have. The number of outputs of a driver correlates with the resolution of a display. For example, a color display screen with 96 x 64 pixels has 96 red, green, and blue, or RGB, columns, or 288 columns, and 64 rows. Therefore, the driver needs to drive 288 column outputs and 64 row outputs.

•	Grayscale. The quality of a color display depends on the grayscale, or the number of shades of a color that can be shown by the display. Drivers should be able to calibrate the voltages and currents needed to generate the correct grayscale to match the physical characteristics of the material used to manufacture the display.

•	Color depth. The number of grayscales available with red, green and blue colors determines the number of colors displayable on a screen, also known as color depth. For example, a 4-bit grayscale per color, or 12-bit grayscale, driver is capable of generating 16 different shades for each color. As such, a 4-bit RGB display can show 16 x 16 x 16, or 4,096, total colors. This color depth is usually referred to as 4k colors.

•	Contrast. For clearer, sharper images, displays must have enough contrast between pixels that are on and off. The contrast of a display is related to the material used to manufacture the display and the driving scheme of the display driver.

•	Uniformity. A display should show a uniform color when all the pixels on the display are driven with identical input voltages and currents. Achieving a high level of uniformity requires the driver to generate precise voltages and currents.

•	Crosstalk. Interference between the control wires and transistors in a display can result in unwanted patterns on the display called crosstalk. Accurate driving voltages and currents and a better driving scheme can reduce crosstalk.

•	Temperature sensitivity. The performance of an LCD is highly dependent upon the temperature in which it operates. Since displays for mobile devices have to work in a wide range of temperatures, drivers must sense the operating temperature and automatically adjust the output levels to compensate for any variation in temperature.

•	Driving scheme and matrix type. Displays are typically comprised of grids of transparent control wires arranged in rows and columns that control an array of pixels to generate an image. The driving scheme is the method by which a display driver converts digital data into analog signals that the control wires use to activate the pixels. Driving schemes are either active matrix or passive matrix. In passive matrix displays, pixels without transistors are located at the junction of each row and column control wire. Because there are no transistors on a passive matrix display, a complicated driving scheme is required to avoid interference between pixels. In contrast, active matrix displays have a dedicated transistor at each pixel, which requires a less complicated driving scheme. Nonetheless, active matrix displays are more expensive than passive matrix displays as a result of having transistors on the display. STN LCD and PM-OLED displays utilize a passive matrix driving scheme, while TFT and AM-OLED displays utilize an active matrix driving scheme.

Our display drivers are incorporated, or are expected to be incorporated, in a number of flat panel display technologies used in today’s mobile devices, including the following:

•	Monochrome STN (Monochrome Super Twisted Nematic). Monochrome STN is a passive matrix LCD technology that was the dominant display technology for wireless handsets until the introduction of color displays. Monochrome STN displays are currently used primarily for low-end wireless handsets. We are currently providing sample monochrome STN driver products to customers.

•	Color STN (Color Super Twisted Nematic). Color STN is a passive matrix LCD technology with a color filter. Color STN is a low-power, low-cost solution that is widely used in color displays available in the market today. We have been shipping color STN driver products commercially since September 2002.

•	TFT (Amorphous Thin Film Transistor). TFT is an active matrix LCD technology currently widely used for notebook computers and large scale flat panel monitors. It is emerging as a display solution for high-end mobile devices. We are currently providing sample TFT driver products to customers.

•	LTPS TFT (Low Temperature Polysilicon Thin Film Transistor). LTPS TFT is a high-end active matrix LCD technology employing polysilicon TFT for better screen performance and integration of certain driver functional building blocks on the display. It is used today in digital still cameras and high-end mobile devices. We are currently providing sample LTPS TFT driver products to customers.

•	PM-OLED (Passive Matrix Organic Light Emitting Diode). PM-OLED is a rapidly emerging technology for use in mobile device displays. An OLED display is a light-emitting device, so it does not require a backlight or a color filter. OLED technology also has fast response time and is an ideal solution for displaying motion pictures on mobile devices. Today, OLED technology is primarily used in flip phone subdisplays. It is expected to also penetrate the main display market. We have been shipping PM-OLED driver products commercially since August 2002.

•	AM-OLED (Active Matrix Organic Light Emitting Diode). AM-OLED is an OLED display built on a TFT panel, which allows low-power operation and prolonged material life. AM-OLED is expected to be an attractive display solution for the main display of mobile devices due to the excellent picture quality, lower power consumption and longer lifetime. We intend to develop driver products using this technology for a customer.

Products

We commercially ship five different display drivers. We are developing several new products and continue to introduce newer versions of our existing products.

Current Product Offering

Technology	Product	Resolution	Color Depth	Date of First Commercial Shipment

Color STN	LDS171	98 RGB x 68	4k	Q3 2002

	LDS172	132 RGB x 132	4k	Q1 2003

OLED	LDS506	96 RGB x 64	256	Q1 2003

	LDS511	96 x 64	Monochrome	Q3 2003

	LDS512	96 RGB x 64	65k	Q1 2004

LDS171.    We began shipping the LDS171 display driver in the third quarter of 2002. The LDS171 is a color STN LCD driver with 98 x 68 resolution, which offers 4k color and contrast adjustment using non-volatile memory, which maintains data without a power supply. It balances screen performance quality with low power consumption, which were critical for our initial design win with a major customer. This product is used in main displays.

LDS172.    We began shipping the LDS172 display driver in the first quarter of 2003. The LDS172 is a follow-on product to the LDS171 with higher 132 x 132 resolution as required by a key customer. It offers 4k color, contrast adjustment using non-volatile memory, and two instruction sets. This product is used in main displays.

LDS506.    We began shipping the LDS506 display driver, an upgrade to our first OLED driver, in the first quarter of 2003. It is used for subdisplays and is the industry’s first commercially available full-color single chip OLED driver. It offers 256 colors with 288 (96 x RGB) column outputs and 64 row outputs. It is used in over ten commercially available wireless handset designs today.

LDS511.    We began shipping the LDS511 display driver, a monochrome driver for OLED displays, in the third quarter of 2003. It is intended for use in single color displays or displays with multiple colors in different areas (area color panel). This product is used in subdisplays. It offers 96 x 64 resolution, outputs for static icons, low power operation for icons and various screen saver functions.

LDS512.    We began shipping the LDS512 display driver, our second-generation OLED driver following the LDS506, in the first quarter of 2004. It has 96 x 64 resolution, 65k colors, outputs for static icons, low power operation for icons and various screen saver functions. This product is used in subdisplays.

Products Under Development

Technology	Product	Resolution	Color Depth	Status

Color STN	LDS174	98 RGB x 70	4k	Qualification

	LDS175	132 RGB x 132	4k	Qualification

	LDS183	128 RGB x 128	65k	Sample expected Q2 2004

Monochrome STN	LDS162	96 x 68	Monochrome	Qualification

TFT	LDS271	176 RGB x 240	262k	Qualification

	LDS274	176 RGB x 240	65k/262k	Qualification

LTPS TFT	LDS312	240 RGB x 320	262k	Qualification

OLED	LDS514	96 RGB x 64	65k	Qualification

	LDS516	96 RGB x 96	65k	Qualification

	LDS518	128 x 64	Monochrome	Sample expected Q2 2004

We are currently developing the products listed on the table above, including newer versions of existing products and new products for the amorphous TFT and LTPS TFT displays. We also intend to develop an AM-OLED product. We cannot assure you that any product under development will be introduced timely or achieve market acceptance.

Sales and Marketing

Our direct customers are display module manufacturers, who in turn sell their display modules to wireless handset manufacturers. We focus our sales and marketing strategy on establishing business and technology relationships with both major display module manufacturers and wireless handset manufacturers to be able to work closely with them on future driver solutions that align with their product roadmaps. Our design engineers collaborate with display module design engineers to create display drivers that comply with the specifications of the wireless handset manufacturers and provide a high level of performance at competitive prices. Our end market is highly concentrated among a few significant wireless handset manufacturers. As a result, our focused customer approach has enabled us to grow rapidly without incurring major sales and marketing expenses.

We sell our products through our direct sales force located in the United States, Korea and Hong Kong, and through an independent distributor in Taiwan. We anticipate having independent representatives and distributors in Japan, Korea and Hong Kong in the future. We also utilize application engineers to provide technical support and assistance to potential and existing customers in designing, testing and qualifying display modules that incorporate our products.

Customers

In 2003, Philips MDS and Samsung OLED, both of which are located in Asia, accounted for 75.9% and 23.4% of our revenue, respectively. We expect these two major display module manufacturers to account for a substantial portion of our revenue through December 31, 2004. In turn, these mobile display module manufacturers supply modules incorporating our drivers to LG Electronics Inc., Nokia Corporation and Samsung Electronics Co., Ltd. We have recently started shipping products to other display module manufacturers, which in turn are selling display modules to other major and emerging wireless handset manufacturers. Please refer to Note 11—Operating Segment and Geographic Information in our audited financials included in this prospectus for additional information regarding sales by geographic region.

Samsung OLED was formed in 2001 as a joint venture between Samsung SDI and NEC Corporation for the research and development of OLED displays. In April 2004, Samsung SDI purchased the interest held by NEC Corporation in the joint venture, and now owns all of the OLED display business previously the subject of the joint venture. As a result of this transaction, our market became even further consolidated among a smaller number of potential customers, exacerbating the risks associated with our dependence on a small number of customers.

Manufacturing

We outsource the manufacturing, assembly and testing of our products to third parties. Our foundry suppliers fabricate our products using a customized, high-voltage version of their mature and stable CMOS process technology with feature sizes of 0.25 micron and higher. Our principal foundry suppliers are United Microelectronics Corporation in Taiwan and Chartered Semiconductor Manufacturing in Singapore. We also plan to use other foundry suppliers. Our fabless manufacturing model significantly reduces our capital requirements and allows us to focus our resources on the design, development and marketing of our products. In addition, we benefit from our suppliers’ manufacturing expertise, and from the flexibility to select those vendors that we believe offer the best capability and value. Our foundry suppliers use raw materials in the manufacture of silicon wafers used to fabricate our products. To the extent our foundry suppliers experience shortages of these silicon wafers, we may be unable to meet our customer’s demand requirements.

Following processing, our wafers are shipped from the foundries to assembly and testing contractors, where they are electrically tested and assembled onto tape carrier packages for certain devices. We develop and control all product test programs used by our subcontractors. These test programs are developed based on product specifications, thereby maintaining our control over the performance of our devices. We currently rely primarily on Chipbond Technology Corporation and International Semiconductor Technology Ltd. in Taiwan to assemble and test our products. Our assembly and test contractors use semiconductor packaging in the assembly and test of our products. To the extent these contractors are unable to secure sufficient quantities of this packaging, we may be unable to meet our customers’ product demand requirements. Our testing contractors ship our products directly to our customers.

Research and Development

We conduct our semiconductor design and development activities primarily in Korea. This allows us to access a pool of experienced display driver engineers and maintain geographic proximity to our customers while helping us to lower our operating costs. We believe that our continued commitment to research and development and timely introduction of new and enhanced display drivers is integral to maintaining our competitive position. We expect to continue to allocate significant resources to these efforts. Our total expenditures for research and development were $0.3 million for 2001, $1.4 million for 2002 and $6.5 million for 2003, and $3.3 million for the first quarter of 2004.

Intellectual Property

Our success and future growth will depend on our ability to protect our intellectual property. We rely primarily on copyright, trademark, trade secret laws, contractual provisions, and licenses to protect our intellectual property. We also attempt to protect our trade secrets and proprietary information through agreements with our customers, suppliers, employees and consultants.

As of March 31, 2004, we had four U.S. patent applications pending. These patent applications cover color STN driving scheme, OLED screen performance and OLED power reduction. We cannot assure you that any patents will be issued to us as a result of these applications. We expect to file additional patent applications covering our intellectual property.

While we intend to protect our intellectual property rights vigorously, we cannot assure you that these efforts will be successful. Despite our precautions, a third party may copy or otherwise obtain and use our products, technology or processes without authorization, or may independently develop similar technology. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign jurisdictions. We cannot assure you that the measures we have implemented to prevent misappropriation or infringement of our intellectual property will be successful.

Competition

The markets for semiconductors generally, and small flat panel display drivers in particular, are intensely competitive. We believe that the principal competitive factors in our markets include design times, display performance, level of integration, design customization, manufacturing expertise and cost.

We believe our solutions compete favorably against our competitors in each of these factors. Based upon feedback from our customers, we believe that we can typically design and prepare for the production of a display driver faster than our competitors based upon our broad library of proprietary functional building blocks. We believe our products enable a high level of display performance, creating a high-impact visual experience. We design our products to be highly integrated and power efficient. In addition, we work with mobile device manufacturers and their display suppliers to understand their needs and product roadmaps. We design our products to meet stringent system requirements and to be easily integrated into the device.

Many mobile device display module manufacturers are affiliated with vertically integrated electronics companies. Some of these companies also have semiconductor design and manufacturing resources for developing display drivers. We typically compete with these captive semiconductor suppliers as well as independent semiconductor suppliers. Captive semiconductor suppliers with which we may compete include Philips Semiconductor (a division of Philips Electronics, N.V.), Samsung Electronics Co., Ltd., Seiko Epson Corporation, Sharp Electronics Corporation and Toshiba Corporation. The major independent semiconductor suppliers with which we may compete include NEC Corporation, Novatek Microelectronics Corp., Ltd., Renesas Technology Corp., and Solomon Systech Limited. Many of our current and potential competitors have longer operating histories, greater name recognition, complementary product offerings, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us.

Employees

As of March 31, 2004, we had 67 employees, including 34 in research and development, 11 in sales and marketing, 11 in operations, and 11 in general and administrative functions. By region, 10 of our employees were located in the United States, 50 in Korea, 6 in Taiwan, and 1 in Hong Kong. None of our employees is covered by a collective bargaining agreement. We believe we have good relations with our employees.

Facilities

Our executive and administrative headquarters occupy approximately 4,750 square feet of a facility located in Sunnyvale, California, under a sublease that expires in June 2006. In addition, we lease approximately 14,367 square feet in a facility in Korea under two leases, one that expires in June 2005 and one that expires in March 2006. This facility houses our primary engineering operations. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate our foreseeable expansion of operations.

Legal Proceedings

From time to time we may be subject to legal proceedings and claims in the ordinary course of business. As of the date of this prospectus, we are not involved in any legal proceedings.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our executive officers and directors as of March 31, 2004:

Name	Age	Position
Sung Tae (“Steve”) Ahn, Ph.D.	49	President, Chief Executive Officer and Director
Victor Lee	47	Chief Financial Officer and Secretary
Keunmyung (“Ken”) Lee, Ph.D.	46	Executive Vice President, Chief Technology Officer and Director
Daniel Hauck	48	Vice President of Worldwide Sales
Kenneth Goldman (1) (2)	54	Director
James Plummer, Ph.D. (1) (3)	59	Director
Arati Prabhakar, Ph.D. (1) (2) (3)	45	Director
Lip-Bu Tan (2) (3)	44	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Sung Tae (“Steve”) Ahn founded Leadis in May 2000 and has been our President, Chief Executive Officer and a member of our board of directors since our formation. From 1992 until founding Leadis, Dr. Ahn held several positions at Samsung Electronics Co., Ltd., a major electronics company, including General Manager of the LCD driver business, Director of the non-volatile memory division and Senior Manager of the process technology team. From 1989 to 1992, Dr. Ahn was a research engineer at Sharp Corporation, a major electronics company. From 1988 to 1989, Dr. Ahn was a member of the research staff at National Semiconductor Inc., a semiconductor manufacturer. Dr. Ahn holds a B.S. in Metallurgical Engineering from Seoul National University, an M.S. in Materials Science from Korea Advanced Institute of Science and Technology, and an M.S. in Electrical Engineering and a Ph.D. in Materials Science and Engineering from Stanford University.

Victor Lee joined Leadis in December 2002 as our Chief Financial Officer and Secretary. From February 2001 until December 2002, Mr. Lee was engaged as an independent consultant. From December 1999 to January 2001, Mr. Lee served as the Chief Financial Officer and Secretary of SINA Corporation, an Internet portal network company. From September 1998 to August 1999, Mr. Lee was the Vice President and Acting Chief Financial Officer of VLSI Technology, Inc., a semiconductor manufacturer, and was the Vice President, Corporate Controller of VLSI Technology from 1997 to 1998. From 1989 to 1997, Mr. Lee was a finance director at Advanced Micro Devices Inc., a semiconductor manufacturer. Mr. Lee holds a B.S. in Industrial Engineering and Operations Research and an M.B.A. from the University of California, Berkeley.

Keunmyung (“Ken”) Lee joined Leadis in August 2000 as our Chief Technology Officer and Vice President, has been a member of our board of directors since August 2002 and has been our Executive Vice President since January 2004. From 1985 until joining Leadis, Dr. Lee held various positions at Hewlett-Packard Company, a technology, personal computing and service company, including principal project engineer and manager. From 1994 through 1999, Dr. Lee served on the technical committee of the Institute of Electrical and Electronics Engineers, Inc., Conference on Electrical Performance of Electronics Packages. Dr. Lee holds a B.S. in Electronics Engineering from Seoul National University, and an M.S. and a Ph.D. in Electrical Engineering and Computer Science from the University of California, Berkeley.

Daniel Hauck joined Leadis in January 2004 as our Vice President of Worldwide Sales. Prior to joining Leadis, Mr. Hauck was both President and Vice President of Worldwide Sales of Amphion Semiconductor, Ltd., a semiconductor company, from February 2002 to January 2004. From August 2000 to January 2002, Mr. Hauck served as Vice President of Worldwide Sales at BOPS, Inc., a semiconductor intellectual property company. From February 1998 to July 2000, Mr. Hauck served as Vice President, Worldwide Sales of NeoMagic Corporation, an applications processors company. From 1986 to 1998, Mr. Hauck held various positions in business development and sales, including certain executive positions, at Cirrus Logic Inc., a semiconductor company. Mr. Hauck holds a Bachelor of Electronic Engineering Technology from Ohio Institute of Technology.

Kenneth Goldman has been a member of our board of directors since January 2004. Since August 2000, Mr. Goldman has served as Senior Vice President, Finance and Administration and Chief Financial Officer at Siebel Systems, Inc., a software company. From July 1996 to July 2000, Mr. Goldman served as Senior Vice President of Finance and Chief Financial Officer of Excite@Home, Inc., an Internet service provider. From 1992 to 1996, Mr. Goldman served as Senior Vice President of Finance and Chief Financial Officer of Sybase, Inc., a software company. From December 1999 to December 2003, Mr. Goldman served as an advisory council member of the Financial Accounting Standards Board Advisory Council. Mr. Goldman currently serves on the board of directors of Juniper Networks, Inc., a networking equipment company. Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from Harvard Business School.

James Plummer has been a member of our board of directors since January 2001. Dr. Plummer has been Dean of the School of Engineering at Stanford University since September 1999 and a Professor of Electrical Engineering at Stanford University since 1978. Dr. Plummer is a member of the board of directors of International Rectifier Corporation, a semiconductor manufacturer. He also serves on the technical advisory boards of several semiconductor companies. Dr. Plummer holds a B.S. in Electrical Engineering from the University of California, Los Angeles, and an M.S. in Electrical Engineering and a Ph.D. in Electrical Engineering from Stanford University.

Arati Prabhakar has been a member of our board of directors since August 2002. Since February 2001, Dr. Prabhakar has been a venture partner of Presidio Management Group VIII, L.L.C., the general partner of U.S. Venture Partners VIII, L.P. From October 1998 to April 2000, Dr. Prabhakar was Vice President and then President at Interval Research Corporation, an information technology research organization. From May 1997 to June 1998, Dr. Prabhakar was Senior Vice President and Chief Technology Officer at Raychem Corporation, a manufacturer of components and now a division of Tyco Electronics. In 1993, President Clinton appointed Dr. Prabhakar as Director of the National Institute of Standards and Technology, where she served until 1997. Dr. Prabhakar holds a B.S. in Electrical Engineering from Texas Tech University, and an M.S. in Electrical Engineering and a Ph.D. in Applied Physics from the California Institute of Technology.

Lip-Bu Tan has been a member of our board of directors since August 2002. In 1987 Mr. Tan founded Walden International, a venture capital firm, and has been Chairman of Walden International since that time. Mr. Tan currently serves on the board of directors of Cadence Design Systems, Inc., a semiconductor design tool developer, Centillium Communications, Inc., a semiconductor company, Creative Technology Ltd., a provider of digital entertainment products, Flextronics International Ltd., an electronics manufacturing company, Integrated Silicon Solution Inc., a semiconductor manufacturer, SINA Corporation, an Internet portal network company, and Semiconductor Manufacturing International Corporation, a semiconductor foundry company, as well as a number of private companies. Mr. Tan holds a B.S. from Nanyang University in Singapore, an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology, and an M.B.A. from the University of San Francisco.

Board Composition

Upon the completion of this offering we will have an authorized board of directors comprised of six members. We believe we are compliant with the independence criteria for boards of directors under applicable law, and we will continue to evaluate our compliance with these criteria over time. To the extent we determine necessary, we will seek to appoint additional independent directors. In accordance with the terms of our amended and restated certificate of incorporation and bylaws the board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The members of the classes will be as follows:

•	Class I, whose term will expire at the annual meeting of the stockholders to be held in 2005, will be comprised of Lip-Bu Tan and James Plummer;

•	Class II, whose term will expire at the annual meeting of the stockholders to be held in 2006, will be comprised of Arati Prabhakar and Ken Lee; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2007, will be comprised of Kenneth Goldman and Steve Ahn.

Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in the control or management of Leadis.

Our directors may be removed only for cause by the affirmative vote of the holders of a majority of our voting stock.

Board Committees

The board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee currently consists of Kenneth Goldman as chairperson, James Plummer and Arati Prabhakar. Kenneth Goldman is our audit committee financial expert as currently defined under applicable Securities and Exchange Commission rules. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and Securities and Exchange Commission rules and regulations. We intend to continue to evaluate the requirements applicable to us and we will comply with future requirements to the extent they become applicable to us. The functions of our audit committee include:

•	selecting and engaging our independent auditors;

•	meeting with our management periodically to consider the adequacy of our internal controls, the objectivity of our financial reporting, and our accounting policies and practices;

•	meeting with our independent auditors and with internal financial personnel regarding these matters;

•	reviewing our financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with auditors; and

•	reviewing our financial plans and reporting recommendations to our full board of directors for approval and to authorize action.

Both our independent auditors and internal financial personnel will regularly meet privately with our audit committee and have unrestricted access to this committee.

Compensation Committee

Our compensation committee currently consists of Arati Prabhakar as chairperson, Kenneth Goldman and Lip-Bu Tan. The functions of our compensation committee include:

•	reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors and executive officers and the establishment and administration of our employee benefit plans;

•	exercising administrative authority under our stock plans and employee benefit plans; and

•	advising and consulting with our officers regarding managerial personnel.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Lip-Bu Tan as chairperson, James Plummer and Arati Prabhakar. The functions of our nominating and corporate governance committee include:

•	reviewing and recommending nominees for election as directors;

•	assessing the performance of the board of directors;

•	developing guidelines for the composition of the board of directors; and

•	reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as members of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Director Compensation

In the past we have not provided cash compensation to any director for his or her service as a director. Following the completion of this offering, we intend to provide cash compensation at a rate of $25,000 per year, payable quarterly, to each non-employee director. We also intend to pay the chairperson of the audit committee a fee of $5,000 per year, payable quarterly, and we intend to pay to the chairpersons of other committees a fee of $2,500 per year, payable quarterly. In addition, we will reimburse our non-employee directors for all reasonable expenses incurred in attending meetings of the board of directors and its committees.

Our 2004 Non-Employee Directors’ Stock Option Plan, which will become effective upon the completion of this offering, provides for the automatic grant of options to purchase shares of common stock to our non-employee directors. Prior to adopting our 2004 Non-Employee Directors’ Stock Option Plan, we granted options to certain of our non-employee directors, as follows: on February 13, 2001, we granted to James Plummer an option to purchase 90,000 shares of our common stock at an exercise price of $0.10 per share; on March 6, 2003, we granted to James Plummer an additional option to purchase 37,500 shares of our common stock at an exercise price of $0.12 per share; on March 5,

2004, we granted to James Plummer an additional option to purchase 15,000 shares of our common stock at an exercise price of $4.50 per share; on January 14, 2004, we granted to Kenneth Goldman an option to purchase 52,500 shares of our common stock at an exercise price of $0.50 per share; and on May 18, 2004, we granted each of James Plummer, Kenneth Goldman, Arati Prabhakar and Lip-Bu Tan an option to purchase 5,000 shares of our common stock at an exercise price of $12.00 per share. In each such option grant, the per share exercise price is subject to adjustment in the event of a change in our capital structure, such as a stock split.

Immediately upon the completion of this offering, each non-employee director who has not received option grants for an aggregate of more than 10,000 shares prior to this offering will receive an option grant to purchase 10,000 shares of common stock under the 2004 Non-Employee Directors’ Stock Option Plan. As a result, upon the completion of this offering both Arati Prabhakar and Lip-Bu Tan will be granted options to purchase 10,000 shares of common stock. These grants will vest in 12 equal monthly installments from the date of grant and will have an exercise price equal to the per share price to the public in this offering. Following the completion of this offering, each new non-employee director will receive an initial option grant to purchase 40,000 shares of common stock, and each non-employee director will receive an annual option grant to purchase 10,000 shares of common stock starting at the annual meeting of stockholders to be held in 2005. The initial grants will vest in 48 equal monthly installments, and the annual grants will vest in 12 equal monthly installments from the date of grant, subject in each case to the recipient’s continued service as a director. Please refer to the section entitled “Benefit Plans—2004 Non-Employee Directors’ Stock Option Plan” below for a further description of our 2004 Non-Employee Directors’ Stock Option Plan.

Executive Compensation

The following table shows the compensation awarded or paid to, or earned by, our chief executive officer and our three other most highly compensated executive officers for the year ended December 31, 2003, whose total annual salary and bonus exceeded $100,000. We refer to these executive officers in this prospectus as our “named executive officers.”

Summary Compensation Table

			Long-Term Compensation Awards	All Other Compensation ($)
	Annual Compensation		Securities Underlying Options (#)
Name and Principal Position	Salary ($)	Bonus ($)
Steve Ahn President and Chief Executive Officer	187,949	107,522	300,000	29,445	(1)
Victor Lee Chief Financial Officer and Secretary	170,000	14,669	37,500	–
Ken Lee Executive Vice President and Chief Technology Officer	200,000	44,663	60,000	–
Daniel Hauck (2) Vice President of Worldwide Sales	–	–	–	–

(1)	Includes amounts paid for meal allowance, in accordance with our standard benefits for employees in Korea, and the use of a company-owned car, as well as amounts paid to maintain an apartment in California.

(2)	Daniel Hauck joined Leadis in January 2004.

Stock Option Grants in 2003

We have granted and will continue to grant options to our executive officers and employees under our benefit plans. The exercise price per share of each option granted was equal to the fair market value of the underlying common stock as determined by our board of directors on the date of the grant.

The following table contains information regarding grants of stock options to our named executive officers during the year ended December 31, 2003. We have never granted any stock appreciation rights.

	Option Grants in 2003				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms (1)
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees (%) (2)	Exercise Price Per Share ($)	Expiration Date (mm/dd/yyyy)	5% ($)	10% ($)
Steve Ahn	300,000	21.2	0.37	12/04/2013	6,242,689	10,005,596

Victor Lee	37,500	2.6	0.33	12/04/2013	781,586	1,251,949

Ken Lee	60,000	4.2	0.33	12/04/2013	1,250,538	2,003,119

Daniel Hauck (3)	–	–	–	–	–	–

(1)	Potential realizable values are computed by (i) multiplying the number of shares of common stock subject to a given option by an assumed initial offering price of $13.00 per share, (ii) assuming that the aggregate stock value derived from that calculation compounds at the annual rate of 5% or 10% as shown in the table for the entire ten-year term of the option, and (iii) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not reflect our estimate or projection of future stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock and the date on which the options are exercised.

(2)	Based on an aggregate of 1,418,100 shares subject to options granted to our employees, including the named executive officers, in 2003.

(3)	Daniel Hauck joined Leadis in January 2004.

Aggregated Option Exercises in 2003 and 2003 Year End Option Values

The following table sets forth the number of shares of common stock subject to vested and unvested stock options held as of December 31, 2003 by each of our named executive officers. All of the unexercised options listed on the table are exercisable at any time but, if exercised, the shares issued pursuant to the options are subject to a lapsing right of repurchase by us until the shares are fully vested. Because there was no public market for our common stock as of December 31, 2003, amounts described in the following table under the heading “Value of Unexercised In-the-Money Options at December 31, 2003” are determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $13.00 per share, which is the mid-point of the range listed on the cover of this prospectus, and the per share option exercise price.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2003 (#)		Value of Unexercised In-the-Money Options at December 31, 2003 ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Steve Ahn	–	–	300,000	–	3,790,000	–
Victor Lee	300,000 37,500	– –	– –	– –	– –	– –
Ken Lee	–	–	210,000	–	2,674,000	–
Daniel Hauck (1)	–	–	–	–	–	–

(1)	Daniel Hauck joined Leadis in January 2004.

Employment Agreements

Each of our named executive officers has entered into an employment agreement with us. These employment agreements provide for initial base salaries of $200,000, $170,000, $200,000 and $200,000, for Steve Ahn, Victor Lee, Ken Lee and Daniel Hauck, respectively, which are subject to increase upon review by our compensation committee and our board of directors, as well as other customary benefits and terms. The current salaries for Steve Ahn, Victor Lee, Ken Lee and Daniel Hauck are $250,000, $200,000, $230,000 and $200,000, respectively. Additionally, Steve Ahn, Victor Lee, Ken Lee and Daniel Hauck are eligible for annual bonuses of up to $185,000, $60,000, $100,000 and $50,000, respectively. Our board of directors also has the discretion to award additional bonus compensation to our named executive officers.

Each employment agreement is terminable by either us or the executive officer at any time. In addition, these agreements provide for certain severance benefits and vesting acceleration as described below and as described under “Change of Control Provisions.”

Under Steve Ahn’s employment agreement, if his employment is terminated by us without cause on or before August 2006, we would be obligated to pay severance equal to six months of salary and continued medical benefits for six months, and Steve Ahn would be entitled to six months of accelerated vesting of his outstanding options and unvested stock holdings.

Under Victor Lee’s employment agreement, if his employment is terminated by us without cause at any time, we would be obligated to pay severance equal to three months of salary and continued medical benefits for three months, and Victor Lee would be entitled to three months of accelerated vesting of his outstanding options and unvested stock holdings.

Under Ken Lee’s employment agreement, if his employment is terminated by us without cause on or before August 2006, we would be obligated to pay severance equal to six months of salary and continued medical benefits for six months, and Ken Lee would be entitled to six months of accelerated vesting of his outstanding options and unvested stock holdings.

Under Daniel Hauck’s employment agreement, if his employment is terminated by us without cause at any time, we would be obligated to pay severance equal to three months of salary and continued medical benefits for three months, and Daniel Hauck would be entitled to three months of accelerated vesting of his outstanding options and unvested stock holdings.

Change of Control Provisions

Our named executive officers are entitled to the following vesting acceleration and severance benefits in the event of a change of control:

•	If Steve Ahn’s employment is terminated following a change of control, he will receive accelerated vesting of his outstanding options and unvested stock holdings equal to the greater of: (i) six months of vesting; or (ii) 50% of the then-unvested options and shares.

•	If Victor Lee’s employment is terminated following a change of control, he will receive severance payments equal to six months of salary and two years of vesting of his then-unvested options and shares.

•	If Ken Lee’s employment is terminated following a change of control, he will receive accelerated vesting of his outstanding options or unvested stock holdings equal to the greater of: (i) six months of vesting; or (ii) 50% of the then-unvested options and shares.

•	If Daniel Hauck’s employment is terminated following a change of control, he will receive severance payments equal to six months of salary and two years of vesting of his then-unvested options and shares.

Except as otherwise described above, all options to purchase common stock issued to our named executive officers may be subject to accelerated vesting upon a change of control as described in the “Benefit Plans—2000 Stock Incentive Plan” and “Benefit Plans—2004 Equity Incentive Plan” sections below.

Benefit Plans

2000 Stock Incentive Plan

Our board of directors adopted our 2000 Stock Incentive Plan in June 2000, and our stockholders approved our 2000 Stock Incentive Plan in August 2000. The 2000 Stock Incentive Plan terminates on the earlier of: (i) August 28, 2010; or (ii) the date on which all shares available under the 2000 Stock Incentive Plan have been issued. In addition, our board of directors may terminate the 2000 Stock Incentive Plan at any time. The 2000 Stock Incentive Plan provides for the grant of incentive stock options, as defined under section 422 of the Internal Revenue Code, and nonstatutory stock options as well as the sale of restricted stock to employees, officers, directors and consultants of ours and our subsidiaries.

Share Reserve.    An aggregate of 1,516,001 shares of our common stock are reserved for issuance under the 2000 Stock Incentive Plan. As of March 31, 2004, options covering an aggregate of 1,516,001 shares were outstanding under the 2000 Stock Incentive Plan. There are no shares available for future issuance under the 2000 Stock Incentive Plan.

Shares subject to stock options under the 2000 Stock Incentive Plan that have expired or otherwise terminated without having been exercised in full do not become available for the grant of awards under the 2000 Stock Incentive Plan. Similarly, unvested shares issued under the 2000 Stock Incentive Plan that are subsequently repurchased by us do not become available for the grant of awards under the 2000 Stock Incentive Plan. Shares issued under the 2000 Stock Incentive Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

Administration.    Our board of directors administers the 2000 Stock Incentive Plan. Subject to the terms of the 2000 Stock Incentive Plan, the board of directors determines the recipients, the number of stock options to be granted and the terms and conditions of the stock options. Subject to the limitations set forth below, the board of directors also determines the exercise price of the options granted.

Stock Options.    Incentive and nonstatutory stock options are granted pursuant to stock option agreements. The board of directors determines the vesting terms and exercise price for a stock option, within the terms and conditions of the 2000 Stock Incentive Plan and applicable law.

The term of stock options granted under the 2000 Stock Incentive Plan may not exceed 10 years. If an optionee’s service relationship with us ceases for any reason other than for cause or death of the optionee, vested shares generally may be exercised for a period of thirty days following the date of the cessation of services, and any unvested option terminates immediately. If an optionee’s service relationship with us terminates due to the optionee’s death, vested shares may be exercised for a period of six months (or more, as determined by the board of directors) following the date of cessation of services, and any unvested option terminates immediately.

Acceptable consideration for the purchase of common stock issued pursuant to options under the 2000 Stock Incentive Plan include cash, check, or, at the discretion of the committee, common stock, or a cashless exercise program approved by the committee. Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory stock option that provides otherwise.

Stock Issuance Program.    Common stock issued under the 2000 Stock Incentive Plan is issued pursuant to Stock Issuance Agreements at a price per share that cannot be less than 85% of the fair market value of the common stock on the date of issuance, or 110% of the fair market value on the date of issuance if the purchaser is a holder of 10% or more of our outstanding securities on the date of issuance. Acceptable consideration for the purchase of common stock issued pursuant to Stock Issuance Agreements includes cash or services previously rendered to us or our subsidiaries. The board of directors determines the vesting of stock issued under the 2000 Stock Incentive Plan.

Changes to Capital Structure.    In the event that there is a specified type of change in the capital structure, such as a stock split, the number of shares and exercise price or strike price, if applicable, of all outstanding awards granted under the 2000 Stock Incentive Plan will be appropriately adjusted.

Changes in Control.    The 2000 Stock Incentive Plan provides that in the event we undergo a change in control, all outstanding awards granted under the 2000 Stock Incentive Plan may be assumed, converted or replaced by the successor corporation, or may be substituted for or replaced by the successor corporation. In the event the successor corporation refuses to assume or substitute the awards, all the outstanding awards will expire on the closing of the change in control as determined by the board of directors. The board of directors may in its discretion provide for the acceleration of the vesting of any or all awards outstanding upon a change in control. The 2000 Stock Incentive Plan defines a change in control as: (i) a dissolution or liquidation; (ii) a sale or disposition of more than 50%

of our issued and outstanding voting stock; (iii) a merger or consolidation in which we are not the surviving entity immediately after the transaction; (iv) a merger in which we are the surviving corporation after which our stockholders cease to own an equity interest in the surviving corporation; or (v) a sale or disposition of all or substantially all of our assets.

2004 Equity Incentive Plan

Our board of directors adopted our 2004 Equity Incentive Plan in March 2004, and our stockholders approved the 2004 Equity Incentive Plan in April 2004. The 2004 Equity Incentive Plan is an amendment and restatement of our 2002 Equity Incentive Plan. Options granted under the 2002 Equity Incentive Plan prior to its amendment and restatement will continue to be subject to the terms and conditions as set forth in the agreements evidencing such options and the terms of the 2002 Equity Incentive Plan. The 2004 Equity Incentive Plan will terminate on March 15, 2014, unless sooner terminated by the board of directors. The 2004 Equity Incentive Plan provides for the grant of incentive stock options, as defined under section 422 of the Internal Revenue Code, nonstatutory stock options, restricted stock awards, stock appreciation rights, phantom stock rights and other forms of equity compensation, which may be granted to employees, including officers, directors and consultants of ours and our subsidiaries.

Share Reserve.    No more than 6,000,000 shares of common stock may be issued under the 2004 Equity Incentive Plan, which amount will be increased annually on December 31 of each year, from 2004 until 2013, by 5% of the number of fully-diluted shares of common stock outstanding on such date. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on such dates. As of March 31, 2004, options covering an aggregate of 2,255,388 shares of common stock were outstanding under the 2004 Equity Incentive Plan (such options being subject to the terms of the 2002 Equity Incentive Plan prior to its amendment and restatement).

The following types of shares issued under the 2004 Equity Incentive Plan may again become available for the grant of new awards under the 2004 Equity Incentive Plan: restricted stock that is repurchased prior to becoming fully vested; shares withheld for taxes; shares used to pay the exercise price of an option in a net exercise; and shares tendered to the company to pay the exercise price of an option. In addition, shares subject to stock options that have expired or otherwise terminated without having been exercised in full may again become available for the grant of new awards under the 2004 Equity Incentive Plan. Shares issued under the 2004 Equity Incentive Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

Administration.    Our board of directors administers the 2004 Equity Incentive Plan. The board of directors has delegated authority to administer the 2004 Equity Incentive Plan to our compensation committee. Subject to the terms of the 2004 Equity Incentive Plan, our board of directors or its authorized committee, referred to as the plan administrator, determines recipients, grant dates, the numbers and types of equity awards to be granted and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, phantom stock and the strike price for stock appreciation rights.

Stock Options.    Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2004 Equity Incentive Plan and applicable law, provided that the exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2004 Equity Incentive Plan vest at the rate specified by the plan administrator.

Generally, the plan administrator determines the term of stock options granted under the 2004 Equity Incentive Plan, up to a term of ten years. Unless the terms of an optionee’s stock option agreement provides otherwise, if an optionee’s service relationship with us, or any affiliate or ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months in the event of disability, or 18 months in the event of death, after the date such service relationship ends. If an optionee’s relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. For options granted under the 2002 Equity Incentive Plan prior to its amendment and restatement, options are exercisable as set forth above, but generally are not exercisable after 12 months in the event of death.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash, common stock previously owned by the optionee, a deferred payment arrangement, a broker assisted cashless exercise and other legal consideration approved by the plan administrator.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Option Grants.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or of any of our affiliates unless the following conditions are satisfied: (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are purchased through a restricted stock award agreement. The purchase price for restricted stock awards must be at least the par value of the stock. The purchase price for a restricted stock award may be payable in cash, a deferred payment arrangement, the recipient’s past services performed for us, or any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements. The plan administrator determines the strike price for a stock appreciation right. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the difference between the per share fair market value of the common stock on the date of exercise over the exercise price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2004 Equity Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2004 Equity Incentive Plan. If an awardee’s service relationship with us, or any affiliate of ours, ceases, then the awardee, or his or her beneficiary, may exercise any vested stock appreciation right after the date such service relationship ends for the period of time provided in the stock appreciation right agreement. Different post-termination exercise periods may be provided in the stock appreciation right agreement for specific types of terminations such as death or disability.

Phantom Stock Awards.    Phantom stock awards are granted pursuant to phantom stock award agreements. A phantom stock award may require the payment of at least the par value of the stock. Payment of any purchase price may be made in any form permitted under applicable law, however we will settle a payment due to a recipient of a phantom stock award by cash or by delivery of shares of common stock, or a combination of these two methods as deemed appropriate by the plan administrator. Rights to acquire shares under a phantom stock agreement may not be transferred other than by will or by the laws of descent and distribution. Except as otherwise provided in the applicable award agreement, shares of phantom stock that have not vested will be forfeited upon the participant’s termination of continuous service for any reason.

Other Equity Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with such awards. Unless otherwise specifically provided for in the award agreement, such awards may not be transferred other than by will or by the laws of descent and distribution.

Changes to Capital Structure.    In the event that there is a specified type of change in the capital structure of the company, such as a stock split, the number of shares reserved under the 2004 Equity Incentive Plan and the number of shares and exercise price or strike price, if applicable, of all outstanding awards will be appropriately adjusted.

Changes in Control.    In the event of specified corporate transactions, all outstanding options and stock appreciation rights under the 2004 Equity Incentive Plan either will be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute such awards, the vesting provisions of such equity awards will be accelerated and such equity awards will be terminated if not exercised prior to the effective date of the corporate transaction; however, options granted under the 2002 Equity Incentive Plan prior to its amendment and restatement do not provide for acceleration of vesting on a change in control if the surviving or acquiring entity does not assume, continue or substitute such awards. Other forms of equity awards such as restricted stock awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity. If such repurchase or forfeiture rights are not assigned, then such equity awards will become fully vested. Following specified change in control transactions, the vesting and exercisability of specified equity awards generally will be accelerated only if the awardee’s award agreement so specifies.

2004 Non-Employee Directors’ Stock Option Plan

Our board of directors adopted our 2004 Non-Employee Directors’ Stock Option Plan in March 2004, and our stockholders approved the 2004 Non-Employee Directors’ Stock Option Plan in April 2004. The 2004 Non-Employee Directors’ Stock Option Plan will become effective upon the closing of this offering. The 2004 Non-Employee Directors’ Stock Option Plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors.

Share Reserve.    The aggregate number of shares of common stock that may be issued pursuant to options granted under the 2004 Non-Employee Directors’ Stock Option Plan is 400,000 shares, which amount will be increased annually on December 31 of each year, from 2004 and until 2013, by the number of shares of common stock subject to options granted during that calendar year. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on such dates. If any option expires or terminates for any reason, in whole or in part, without having been exercised in full, the shares of common stock not acquired under such option will revert to and again become available for issuance under the 2004 Non-Employee Director Stock Option Plan. As of the date hereof, no shares of common stock have been issued under the 2004 Non-Employee Directors’ Stock Option Plan.

Administration.    Our board of directors will administer the 2004 Non-Employee Directors’ Stock Option Plan. The exercise price of the options granted under the 2004 Non-Employee Directors’ Stock Option Plan will be equal to the fair market value of the common stock on the date of grant. No option granted under the 2004 Non-Employee Directors’ Stock Option Plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the 2004 Non-Employee Directors’ Stock Option Plan are generally not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. An optionee whose service relationship with us or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or an affiliate, ceases for any reason, such optionee may exercise vested options for the term provided in the option agreement, that term being three months generally, or 12 months in the event of disability and 18 months in the event of death.

Automatic Grants.    Pursuant to the terms of the 2004 Non-Employee Directors’ Stock Option Plan, any individual who first becomes a non-employee director after this offering will automatically be granted an initial grant of 40,000 shares of common stock upon election to the board of directors. Initial grants vest in 48 equal monthly installments from the date of grant. In addition, upon the closing of this offering, any non-employee director who has not received option grants for an aggregate of more than 10,000 shares prior to this offering, will automatically be granted an option to purchase 10,000 shares of common stock. As a result, upon the completion of this offering both Arati Prabhakar and Lip-Bu Tan will be granted options to purchase 10,000 shares of common stock. These grants will vest in 12 equal monthly installments from the grant date. See “Management—Directors Compensation.” Thereafter, any person who is a non-employee director on the date of an annual meeting of our stockholders will automatically be granted an annual grant of 10,000 shares of common stock on such date; provided, however, that each non-employee director’s first annual grant will be increased or decreased pro rata if more or less than 12 months has passed since the date of the last stock option grant to such non-employee director. Annual grants will vest in 12 equal monthly installments from the date of grant.

Changes to Capital Structure.    In the event that there is a specified type of change in the capital structure of the company, such as a stock split, the number of shares reserved under the 2004 Non-Employee Directors’ Stock Option Plan and the number of shares and exercise price of all outstanding nonstatutory stock options will be appropriately adjusted.

Changes in Control.    In the event of specified corporate transactions, all outstanding options under the 2004 Non-Employee Directors’ Stock Option Plan will be assumed, continued or substituted by any surviving entity. If the surviving or acquiring entity elects not to assume, continue or substitute such options, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of such corporate transaction. In the event of specified changes of control, the vesting and exercisability of outstanding options under the 2004 Non-Employee Directors’ Stock Option Plan granted to non-employee directors whose service has not terminated prior to such change in control, other than as a condition of such change in control, shall be accelerated in full.

2004 Employee Stock Purchase Plan

Our board of directors adopted our 2004 Employee Stock Purchase Plan in March 2004, and our stockholders approved the 2004 Employee Stock Purchase Plan in April 2004. The 2004 Employee Stock Purchase Plan will become effective upon the closing of this offering.

Share Reserve.    The 2004 Employee Stock Purchase Plan authorizes the issuance of 500,000 shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our affiliates, which amount will be increased on December 31 of each year, from 2004 until 2013, by the lesser of 1.5% of the fully-diluted number of shares of common stock outstanding on that date or 500,000 shares. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on each date. The 2004 Employee Stock Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of common stock have been purchased under the 2004 Employee Stock Purchase Plan.

Administration.    Our board of directors will administer the 2004 Employee Stock Purchase Plan, but such administration may be delegated to a committee of the board of directors. The 2004 Employee Stock Purchase Plan provides a means by which employees may purchase our common stock. The 2004 Employee Stock Purchase Plan is implemented by offerings of rights to eligible employees. Under the 2004 Employee Stock Purchase Plan, we may specify offerings with duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering under the 2004 Employee Stock Purchase Plan will begin on the effective date of this offering and will be approximately 14 months in duration. Unless otherwise determined by the board of directors, common stock will be purchased for accounts of employees participating in the 2004 Employee Stock Purchase Plan at a price per share equal to the lower of: (i) 85% of the fair market value of a share of our common stock on the first date of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase. Generally, all regular employees, including executive officers, employed by us or by any of our affiliates may participate in the 2004 Employee Stock Purchase Plan and may contribute, normally through payroll deductions, up to 20% of their earnings for the purchase of common stock under the Employee Stock Purchase Plan.

Limitations.    Employees may have to satisfy one or more of the following service requirements before he or she may participate in the plan, as determined by our board of directors: (i) customarily employed for at least 20 hours per week, (ii) customarily employed for at least five months per calendar year, or (iii) continuous employment with us or one of our affiliates for a period of time not to exceed two years. Eligible employees may be granted rights only if the rights, together with any other rights granted under the 2004 Employee Stock Purchase Plan, do not permit such employee’s rights to purchase our stock to accrue at a rate that exceeds $25,000 of the fair market value of such stock for each calendar year in which such rights are outstanding. No employee shall be eligible for the grant of any rights under the 2004 Employee Stock Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes to Capital Structure.    In the event that there is a specified type of change in the capital structure of the company, such as a stock split, the number of shares reserved under the 2004 Employee Stock Purchase Plan and the number of shares and purchase price of all outstanding purchase rights will be appropriately adjusted.

Changes in Control.    In the event of specified corporate transactions, any then outstanding rights to purchase our stock under the 2004 Employee Stock Purchase Plan will be assumed, continued or substituted for by the surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten days prior to such corporate transaction and such purchase rights will terminate immediately thereafter.

Limitations on Directors’ and Executive Officers’ Liability and Indemnification Agreements

As permitted by Delaware law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director’s liability under federal securities laws. Our certificate of incorporation that will become effective upon the completion of this offering also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Delaware law, our bylaws also provide that:

•	we will indemnify our directors and executive officers, and may indemnify our other employees and agents, to the fullest extent permitted by law;

•	we may advance expenses to our directors, officers, employees and other agents in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our bylaws are not exclusive.

We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained such insurance.

In addition to the indemnification provided for in our certificate of incorporation and bylaws, we have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. There is no pending litigation or proceeding involving any of our directors or executive officers to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since our inception to which we have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest other than the employment agreements which are described elsewhere.

Preferred Stock Issuances

From our inception through March 31, 2004, we sold shares of our preferred stock in private financings as follows:

•	1,914,921 shares of our Series A preferred stock at a price of $1.00 per share in November 2000;

•	12,010,223 shares of our Series B redeemable convertible preferred stock at a price of $1.174 per share on various dates between August 2002 and March 2003.

The investors in these financings included the following named executive officers, directors, holders of more than 5% of our securities and the immediate family members and affiliated entities of each:

	Series A Preferred (1)	Series B Preferred (2)
Directors and Executive Officers
Steve Ahn	45,450	–
Victor Lee	–	42,589
Lip-Bu Tan (3)	–	5,110,733

5% Stockholders
Entities affiliated with U.S. Venture Partners VIII, L.P. (4)	–	5,110,733
Entities affiliated with Walden International (3).	–	5,110,733
Jihee Kim	454,549	298,126

(1)	On November 14, 2003, each outstanding share of Series A preferred stock automatically converted into one share of common stock pursuant to the terms of our amended and restated certificate of incorporation. Shares listed under this column heading currently represent outstanding shares of common stock.

(2)	Each outstanding share of Series B redeemable convertible preferred stock will automatically convert into one share of our common stock immediately upon the closing of this offering.

(3)	Represents the shares owned by the following entities:
•	4,800,333 shares held by Pacven Walden Ventures V, L.P.;
•	11,770 shares held by Pacven Walden Ventures V Associates Fund, L.P.;
•	110,622 shares held by Pacven Walden Ventures Parallel V-A, C.V.;
•	110,622 shares held by Pacven Walden Ventures Parallel V-B, C.V.; and
•	77,386 shares held by Pacven Walden Ventures V-QP Associates Fund, L.P.

Lip-Bu Tan is the sole director of Pacven Walden Management V, Co., Ltd., which is the general partner of each of the above-named entities. Lip-Bu Tan shares voting and investment power with respect to the shares held by the entities described above with other members of the Investment Committee of Pacven Walden Management Co., Ltd., which is the sole voting shareholder of Pacven Walden Management V Co., Ltd. The other members of the Investment Committee are Nancy Lee, Andrew Kau, and Tzu-Hwa Hsu. Each member of the Investment Committee disclaims beneficial ownership of the shares in which he or she has no pecuniary interest.

(4)	Represents the shares owned by the following entities:
•	5,001,876 shares held by U.S. Venture Partners VIII, L.P.;
•	46,860 shares held by USVP Entrepreneur Partners VIII-A, L.P.;
•	25,141 shares held by USVP Entrepreneur Partners VIII-B, L.P.; and
•	36,856 shares held by USVP VIII Affiliates Fund, L.P.

Arati Prabhakar, a member of our board of directors, is a venture partner of Presidio Management Group VIII, L.L.C., which is the general partner of each of the above-named entities. As a venture partner, Dr. Prabhakar assists Presidio Management Group VIII, L.L.C. in evaluating potential investment opportunities and advising portfolio companies on business matters. Dr. Prabhakar has no voting or investment power with respect to the shares held by the entities described above. Dr. Prabhakar disclaims any beneficial ownership of these shares. The natural persons with voting or investment power with respect to these shares are Irwin Federman, Winston Fu, Steven M. Krausz, David Liddle, Stuart G. Phillips, Jonathan D. Root, Magdelena Yesil, and Philip M. Young, each of whom disclaims beneficial ownership of the shares as to which he or she has no pecuniary interest.

Stock Option Grants to Directors

Prior to adopting our 2004 Non-Employee Directors’ Stock Option Plan, we granted options to certain of our non-employee directors, as follows: on February 13, 2001, we granted to James Plummer an option to purchase 90,000 shares of our common stock at an exercise price of $0.10 per share; on March 6, 2003, we granted to James Plummer an additional option to purchase 37,500 shares of our common stock at an exercise price of $0.12 per share; on March 5, 2004, we granted to James Plummer an additional option to purchase 15,000 shares of our common stock at an exercise price of $4.50 per share; on January 14, 2004, we granted to Kenneth Goldman an option to purchase 52,500 shares of our common stock at an exercise price of $0.50 per share; and on May 18, 2004, we granted each of James Plummer, Kenneth Goldman, Arati Prabhakar and Lip-Bu Tan an option to purchase 5,000 shares of our common stock at an exercise price of $12.00 per share. In each such option grant, the per share exercise price is subject to adjustment in the event of a change in our capital structure, such as a stock split.

Immediately upon the completion of this offering, each non-employee director who has not received option grants for an aggregate of more than 10,000 shares prior to this offering will receive an option grant to purchase 10,000 shares of common stock under the 2004 Non-Employee Directors’ Stock Option Plan. As a result, upon the completion of this offering both Arati Prabhakar and Lip-Bu Tan will be granted options to purchase 10,000 shares of common stock. These grants will vest in 12 equal monthly installments from the date of grant and will have an exercise price equal to the per share price to the public in this offering.

Additionally, we have entered into the following agreements with certain of our executive officers, directors and holders of more than 5% of our voting securities:

Investor Rights Agreement

We and the preferred stockholders described above have entered into an agreement pursuant to which these and other preferred stockholders will have registration rights with respect to their shares of common stock following this offering. For a further description of this agreement, see “Description of Capital Stock—Registration Rights.”

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Management—Employment Agreements.”

Loans to Officers

In January 2001, we received a promissory note in the principal amount of $119,200, with an interest rate of 6%, from Ken Lee in exchange for a loan in connection with the purchase of shares of our capital stock. Ken Lee paid all amounts owed under this loan in January 2004.

Director and Officer Indemnification

Our amended and restated certificate of incorporation and bylaws contain provisions limiting the liability of directors. In addition, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. See “Limitation on Directors’ and Executive Officers’ Liability and Indemnification Agreements.”

All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of our board of directors, including a majority of independent and disinterested directors in these transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2004, by the following individuals or groups:

•	each person or entity who we know beneficially owns more than 5% of our outstanding stock;

•	each of the named executive officers;

•	each of our directors; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 2004, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

Applicable percentage ownership in the following table is based on 21,415,082 shares of common stock outstanding as of March 31, 2004 and 27,415,082 shares of common stock outstanding immediately following the completion of this offering, as adjusted to reflect the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering. The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option.

Principal Stockholders Table

Name	Number of Shares Beneficially Owned (#)	Percentage of Shares Outstanding (%)
		Before Offering	After Offering
5% Stockholders:
Entities affiliated with U.S. Venture Partners (1) 2735 Sand Hill Road Menlo Park, CA 94025	5,110,733	23.9	18.6
Entities affiliated with Walden International (2) One California Street, 28th Floor San Francisco, CA 94111	5,110,733	23.9	18.6
Jihee Kim 65 Ave. Paul Doumer 75016 Paris France	1,798,125	8.4	6.6
Directors and Executive Officers:
Steve Ahn (3)	4,077,000	18.8	14.7
Victor Lee (4)	380,089	1.8	1.4
Ken Lee (5)	1,410,000	6.5	5.1
Daniel Hauck (6)	146,250	*	*
Kenneth Goldman (7)	52,500	*	*
James Plummer (8)	85,311	*	*
Arati Prabhakar	0	*	*
Lip-Bu Tan (2)	5,110,733	23.9	18.6
All directors and executive officers as a group (8 persons) (9)	11,261,883	51.1	40.2

*	Represents beneficial ownership of less than 1%.

(1)	Represents the shares owned by the following entities:

•	5,001,876 shares of Series B Preferred Stock held by U.S. Venture Partners VIII, L.P.;

•	46,860 shares of Series B Preferred Stock held by USVP Entrepreneur Partners VIII-A, L.P.;

•	25,141 shares of Series B Preferred Stock held by USVP Entrepreneur Partners VIII-B, L.P.; and

•	36,856 shares of Series B Preferred Stock held by USVP VIII Affiliates Fund, L.P.

Arati Prabhakar is a venture partner of Presidio Management Group VIII, L.L.C., which is the general partner of each of the above-named entities. As a venture partner, Dr. Prabhakar assists Presidio Management Group VIII, L.L.C. in evaluating potential investment opportunities and advising portfolio companies on business matters. Dr. Prabhakar has no voting or investment power with respect to the shares held by the entities described above. Dr. Prabhakar disclaims beneficial ownership of any of these shares. The natural persons with voting and investment power with respect to these shares are Irwin Federman, Winston Fu, Steven M. Krausz, David Liddle, Stuart G. Phillips, Jonathan D. Root, Magdalena Yesil, and Philip M. Young, each of whom disclaims beneficial ownership of the shares as to which he or she has no pecuniary interest. These shares will convert into an equal number of shares of common stock upon the completion of this offering.

(2)	Represents the shares owned by the following entities:

•	4,800,333 shares of Series B Preferred Stock held by Pacven Walden Ventures V, L.P.;

•	11,770 shares of Series B Preferred Stock held by Pacven Walden Ventures V Associates Fund, L.P.;

•	110,622 shares of Series B Preferred Stock held by Pacven Walden Ventures Parallel V-A C.V.;

•	110,622 shares of Series B Preferred Stock held by Pacven Walden Ventures Parallel V-B C.V.; and

•	77,386 shares of Series B Preferred Stock held by Pacven Walden Ventures V-QP Associates Fund, L.P.

Lip-Bu Tan is the sole director of Pacven Walden Management V, Co., Ltd., which is the general partner of each of the above-named entities. Lip-Bu Tan shares voting and investment power with respect to the shares held by the entities described above with the other members of the Investment Committee of Pacven Walden Management Co., Ltd. which is the sole voting shareholder of Pacven Walden Management V Co., Ltd. The other members of the Investment Committee are Nancy Lee, Andrew Kau, and Tzu-Hwa Hsu. Each member of the Investment Committee disclaims beneficial ownership of the shares in which he or she has no pecuniary interest. These shares will convert into an equal number of shares of common stock upon the completion of this offering.

(3)	Includes 300,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of March 31, 2004, subject to monthly vesting through December 2007.

(4)	Includes 206,250 shares that are subject to a right of repurchase in favor of us that expires in monthly installments through December 9, 2006 and 35,156 shares that are subject to a right of repurchase in favor of us that expires in monthly installments through December 5, 2007.

(5)

Includes 300,000 shares held by Keunmyung Lee and Buyong Lee, or successors in trust, under the Edina Yerim-Holly Trust dated 11/26/03 (the “Yerim-Holly Trust”), of which Ken Lee is a co-trustee and 900,000 shares held by Keunmyung Lee and Buyong Lee, Trustees, Keunmyung Lee and Buyong Lee Living Trust dated 11/2/00. Ken Lee disclaims beneficial ownership of the shares held by the Yerim-Holly Trust except to the extent of his pecuniary interest therein. Also includes 125,000 shares that are subject to a right of repurchase in favor of us that expires in monthly installments through August 1, 2004 and 210,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of March 31, 2004, subject to monthly vesting through December 2007.

(6)	Includes 109,687 shares that are subject to a right of repurchase in favor of us that expires in monthly installments through January 2008, and 36,563 shares issuable upon exercise of outstanding options exercisable within 60 days of March 31, 2004, subject to vesting in monthly installments through January 2008.

(7)	Includes 52,500 shares that are subject to a right of repurchase in favor of us that expires in monthly installments through January 2008.

(8)	Includes 85,311 shares issuable upon exercise of outstanding stock options exercisable within 60 days of March 31, 2004, subject to monthly vesting through March 2007.

(9)	Includes 631,874 shares issuable upon exercise of stock options held by all executive officers and directors currently exercisable or exercisable within 60 days of March 31, 2004, subject to vesting as set forth above. See footnotes (3) through (8) above.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock takes into account the amendment and restatement of our certificate of incorporation and bylaws that will occur upon the closing of this offering and the conversion of our outstanding preferred stock (as of March 31, 2004), into shares of common stock, which will occur upon the closing of this offering, as if such conversion had occurred on March 31, 2004.

Upon the closing of this offering, our authorized capital stock will consist of 120,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value.

The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

Outstanding Shares

As of March 31, 2004, we had 50 stockholders, 9,104,859 shares of common stock issued and outstanding and 12,310,223 shares of preferred stock issued and outstanding that are convertible into 12,310,223 shares of common stock. In addition, as of March 31, 2004, options to purchase 3,771,389 shares of common stock were issued and outstanding. Further, as of March 31, 2004, we had outstanding warrants to purchase 75,000 shares of common stock and 342,060 shares of preferred stock. Based on our outstanding capital stock as of March 31, 2004, upon completion of this offering, there will be 27,415,082 shares of common stock outstanding assuming no exercise of the underwriters’ over-allotment option or exercise of outstanding warrants or stock options.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event we liquidate, dissolve or wind up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion, or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. After the closing of this offering, no shares of our preferred stock will be outstanding.

Options

As of March 31, 2004, under our 2000 Stock Incentive Plan options to purchase a total of 1,516,001 shares of common stock were outstanding and no additional shares of common stock were available for future grant. As of March 31, 2004, under our 2004 Equity Incentive Plan options to purchase a total of 2,255,388 shares of common stock were outstanding and 3,220,175 additional shares of common stock were available for future grant. As of March 31, 2004, there were no shares of common stock outstanding under our 2004 Employee Stock Purchase Plan or our 2004 Non-Employee Directors’ Stock Option Plan. See “Management—Benefit Plans.”

Warrants

In October 2000, we issued a warrant to purchase 75,000 shares of common stock at an exercise price of $0.10 per share. The warrant is currently exercisable for 75,000 shares of our common stock at a price per share of $0.10. The warrant will expire October 31, 2007.

In June 2001, we issued a warrant to purchase 150,000 shares of Series B redeemable convertible preferred stock at an exercise price of $2.40 per share to Koninklijke Philips Electronics N.V. The warrant is currently exercisable for 150,000 shares of our common stock at a price per share of $2.40. The warrant will expire on August 19, 2004.

In January 2004, we issued a warrant to purchase 192,060 shares of Series B redeemable convertible preferred stock at an exercise price of $1.174 per share to Koninklijke Philips Electronics

N.V. The warrant will be exercisable for 192,060 shares of our common stock at a price per share of $1.174. The warrant will expire on January 29, 2006.

The warrants issued to Koninklijke Philips Electronics N.V were issued pursuant to an agreement that provided we would issue these warrants based upon revenue generated by sales to Koninklijke Philips Electronics N.V during each of the six-month periods ending December 31, 2001, June 30, 2002, December 31, 2002 and June 30, 2003. The warrant issuance in January 2004 satisfied all remaining obligations of the Company under the original agreement.

Registration Rights

Demand Registration Rights

As of March 31, 2004, at any time after 180 days following the closing of this offering, the holders of an aggregate of 12,310,223 shares of our common stock, and the holder of a warrant to purchase 75,000 shares of our common stock, or their transferees, may require us on not more than two occasions, to file a registration statement under the Securities Act of 1933 with respect to their shares of common stock. Under the terms of the amended and restated investor rights agreement pursuant to which these rights are granted, we will be required to register for resale these shares if we receive a written request from holders of at least 30% of these shares to so register their shares so long as the number of shares sought to be registered has a proposed aggregate offering price of at least $10.0 million, or is at least 20% of all registrable shares then outstanding.

Piggyback Registration Rights

As of March 31, 2004, if we propose to register any of our securities under the Securities Act of 1933 either for our own account or for the account of other stockholders, the holders of an aggregate of 12,310,223 shares of our common stock, and the holder of a warrant to purchase 75,000 shares of our common stock, will be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under some circumstances. The holders of these shares have waived their right to have their shares included in this offering.

Registration on Form S-3

Beginning 12 months following the effective date of this offering, the holders of an aggregate of 12,310,223 shares of our common stock, and the holder of a warrant to purchase 75,000 shares of our common stock will be entitled, upon written request from holders of at least 5% of these shares, to have such shares registered by us on a Form S-3 registration statement at our expense provided that such requested registration has an anticipated aggregate offering size to the public of at least $1.0 million and we have not already effected two registrations on Form S-3 in the preceding 12-month period.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form S-3 registrations, other than underwriting discounts and commissions.

Expiration of Registration Rights

The rights granted to a holder under the amended and restated investor rights agreement will terminate when the holder of our common stock is able to sell all its shares pursuant to Rule 144 under the Securities Act of 1933 in any three-month period or, if earlier, on the fifth anniversary of this offering.

Delaware Anti-Takeover Law and Certain Provisions of

our Certificate of Incorporation and Bylaws

Delaware Law

We are governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws that will be effective following the completion of this offering include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of Leadis, including the following:

•	Our board of directors will be divided into three classes. The classification of our board of directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of our directors, which could have the effect of delaying or preventing a change in our control or management. In addition, our amended and restated certificate of incorporation provides that directors may be removed only for cause;

•	Our board of directors can issue up to 5,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control;

•	Our amended and restated certificate of incorporation provides that all stockholder actions following the completion of this offering must be effected at a duly called meeting of stockholders and not by written consent;

•	Our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. In addition, our bylaws provide that stockholders may not call a special meeting of the stockholders. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management;

•

Our amended and restated certificate of incorporation provides that all vacancies, including any newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. In addition, our amended and restated certificate of incorporation provides that our board of directors may fix the number of directors by resolution; and

•	Our amended and restated certificate of incorporation does not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board.

Nasdaq National Market Listing

We have applied to quote our common stock on the Nasdaq National Market under the trading symbol “LDIS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC. The transfer agent’s address is 85 Challenger Road, Ridgefield Park, New Jersey 07660.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Market sales of shares or the availability of shares for sale may decrease the market price of our common stock prevailing from time to time. As described below, only a portion of our outstanding shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.

Future sales of our common stock and the availability of our common stock for sale may depress the market price for our common stock. Upon completion of this offering, 27,415,082 shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market roughly as follows:

Date of availability of sale	Approximate Number of Shares
As of the date of this prospectus	0
90 days after the date of the prospectus	0
180 days after the date of this prospectus, subject to volume limitations pursuant to Rule 144	18,148,581
180 days after the date of this prospectus, not subject to volume limitations pursuant to Rule 144	2,896,657

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 274,151 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Based upon the number of shares outstanding as of March 31, 2004, an aggregate of approximately 18,425,613 shares of our common stock will be eligible to be sold pursuant to Rule 144, subject to the volume restrictions described above, beginning 90 days after the date of this prospectus; however, all of these shares are subject to agreements not to sell such shares for 180 days following the completion of this offering and will only become eligible for sale upon the expiration or termination of those agreements.

Rule 144(k)

Under Rule 144(k), a person who is deemed not to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Beginning 180 days after the date of this prospectus, 2,611,372 shares of our common stock will qualify as “144(k)” shares. Based upon the number of shares outstanding as of March 31, 2004, an aggregate of approximately 2,866,906 shares of our common stock will be eligible to be sold pursuant to Rule 144(k) after the date of this prospectus; however, all of these shares are subject to agreements not to sell these shares for 180 days following the completion of this offering and will only become eligible for sale upon the expiration or termination of those agreements.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract (such as our current stock option plans) may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

Lock-Up Agreements

Each of our officers, directors and substantially all of the other stockholders have agreed, subject to specified exceptions, that without the prior written consent of Goldman, Sachs & Co., they will not, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our capital stock for a period of 180 days from the effective date of the registration statement of which this prospectus is a part. Goldman, Sachs & Co., may, in its sole discretion, permit early release of shares subject to the lock-up agreements.

Registration Rights

Upon completion of this offering, the holders of an aggregate of 12,310,223 shares of our common stock, and the holder of a warrant to purchase 75,000 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act of 1933, as amended, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. See “Description of Capital Stock—Registration Rights.”

Stock Options

Immediately after this offering, we intend to file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 covering the shares of common stock reserved for issuance under our stock plans and employee stock purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, beginning 180 days after the effective date of the registration statement of which this prospectus is a part.

UNDERWRITING

Leadis and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Thomas Weisel Partners LLC and Needham & Company, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Thomas Weisel Partners LLC
Needham & Company, Inc.

Total	6,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 900,000 shares from Leadis to cover these sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Leadis. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 900,000 additional shares.

Paid by Leadis
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any of such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

Leadis has agreed with the underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the representatives and Leadis. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Leadis’s historical performance, estimates of Leadis’s business potential and earnings prospects, an assessment of Leadis’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to quote Leadis’s common stock on the Nasdaq National Market under the symbol “LDIS.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Leadis in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Leadis’s common stock, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiration of a period of six months from the closing of the offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” with the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except: (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

Leadis currently anticipates that it will undertake a directed share program, pursuant to which it will direct the underwriters to reserve up to 300,000 shares of common stock for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of shares of common stock available for sale to the general public in the initial public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Leadis estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,500,000.

Leadis has agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, however, other than such prospectus in electronic format on any such website, no information on such website is intended to be part of this prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate Internet distributions to underwriters that may make Internet distributions on the same basis as other allocations. Additionally, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

VALIDITY OF THE COMMON STOCK

The validity of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement and its exhibits, over the Internet at the SEC’s web site at sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information.

LEADIS TECHNOLOGY, INC.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Leadis Technology, Inc.:

The recapitalization described in Note 14 to the financial statements has not been consummated at May 20, 2004. When it has been consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity (deficit) and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Leadis Technology, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002 the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, ‘Goodwill and Other Intangible Assets.’ ”

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 9, 2004, except for Note 14, which is as of May 15, 2004

LEADIS TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		March 31, 2004	Pro Forma Stockholders’ Equity at March 31, 2004 (Note 1)
	2002	2003
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,685	$22,956	$28,917
Restricted cash	1,500	1,500	–
Accounts receivable, net of allowance for doubtful accounts of $95 in 2002, $560 in 2003 and $649 (unaudited) in 2004	4,706	28,213	25,394
Inventory	450	5,863	10,878
Deferred tax assets	–	987	987
Prepaid expenses and other current assets	119	438	980

Total current assets	15,460	59,957	67,156
Property and equipment, net	443	979	1,054
Deferred tax assets	–	101	99
Other assets	598	615	664

Total assets	$16,501	$61,652	$68,973

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,272	$25,123	$26,199
Accrued liabilities	552	3,595	4,970
Taxes payable	–	4,281	3,557
Deferred revenue	488	488	70
Capital lease obligations	10	–	–

Total current liabilities	3,322	33,487	34,796
Other noncurrent liabilities	76	258	286

Total liabilities	3,398	33,745	35,082

Commitments (Note 11)
Mandatorily redeemable convertible preferred stock: $0.001 par value; 12,577,768 shares authorized, 11,415,844, 12,310,223, 12,310,223 (unaudited) and 0 (unaudited) shares issued and outstanding at December 31, 2002, December 31, 2003, March 31, 2004 and pro forma at March 31, 2004	13,250	14,300	14,300
Stockholders’ equity (deficit):
Series A convertible preferred stock: $0.001 par value; 1,914,921 shares authorized, 1,914,921, 0, 0 (unaudited) and 0 (unaudited) shares issued and outstanding at December 31, 2002, December 31, 2003, March 31, 2004 and pro forma at March 31, 2004	2	–	–	$–
Common stock: $0.001 par value; 60,000,000 shares authorized; 6,660,501, 8,917,926, 9,104,859 (unaudited) and 21,412,840 (unaudited) shares issued and outstanding at December 31, 2002, December 31, 2003, March 31, 2004 and pro forma at March 31, 2004	7	9	9	21
Additional paid-in capital	2,118	6,677	10,950	25,238
Deferred stock-based compensation	–	(3,592)	(6,718)	(6,718)
Note receivable from stockholder	(119)	(119)	–	–
Accumulated other comprehensive income	10	37	86	86
Retained earnings (accumulated deficit)	(2,165)	10,595	15,264	15,264

Total stockholders’ equity (deficit)	(147)	13,607	19,591	$33,891

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$16,501	$61,652	$68,973

The accompanying notes are an integral part of these consolidated financial statements.

LEADIS TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Revenue:				(unaudited)
Revenue	$770	$7,597	$84,456	$8,241	$34,763
Revenue from related party	453	296	–	–	–

Total revenue	1,223	7,893	84,456	8,241	34,763

Costs and expenses:
Cost of revenue	421	6,597	54,305	5,875	21,790
Cost of revenue from related party	–	184	–	–	–
Research and development (1)	322	1,398	6,488	721	3,297
Selling, general and administrative (1)	711	1,493	3,376	639	1,353
Employee stock-based compensation	–	–	716	6	1,008

Total costs and expenses	1,454	9,672	64,885	7,241	27,448

Operating income (loss)	(231)	(1,779)	19,571	1,000	7,315
Interest and other income, net	46	119	59	17	436
Minority interest in net loss	42	–	–	–	–

Income (loss) before provision for income taxes	(143)	(1,660)	19,630	1,017	7,751
Provision for income taxes	–	–	6,870	356	3,082

Net income (loss)	$(143)	$(1,660)	$12,760	$661	$4,669

Basic net income (loss) per share	$(0.03)	$(0.28)	$0.62	$0.03	$0.23

Diluted net income (loss) per share	$(0.03)	$(0.28)	$0.55	$0.03	$0.19

Weighted-average number of shares used in calculating net income (loss) per share:
Basic	5,545	5,980	20,572	20,113	20,755
Diluted	5,545	5,980	23,130	22,505	24,197
Pro forma net income per share (unaudited) (See Note 1):
Basic			$0.62		$0.23
Diluted			$0.55		$0.19
Weighted-average number of shares used in calculating pro forma net income per share (unaudited) (See Note 1):
Basic			20,572		20,755
Diluted			23,130		24,197

(1)	Amounts exclude amortization of employee deferred stock-based compensation as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Research and development	$–	$–	$554	$5	$393
Selling, general and administrative	–	–	162	1	615

Total	$–	$–	$716	$6	$1,008

The accompanying notes are an integral part of these consolidated financial statements.

LEADIS TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Note Receivable from Stockholder	Common Stock Subscription Receivable	Deferred Stock-based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount
Balance at December 31, 2000	1,915	$2	5,289	$6	$1,907	$–	$–	$–	$(3)	$(362)	$1,550
Net loss	–	–	–	–	–	–	–	–	–	(143)	(143)	$(143)
Currency translation adjustment	–	–	–	–	–	–	–	–	(21)	–	(21)	(21)

Comprehensive loss												$(164)

Issuance of warrants to customer	–	–	–	–	41	–	–	–	–	–	41
Issuance of common stock	–	–	168	–	18	–	(18)	–	–	–	–
Exercise of common stock options	–	–	1,200	1	118	(119)	–	–	–	–	–

Balance at December 31, 2001	1,915	2	6,657	7	2,084	(119)	(18)	–	(24)	(505)	1,427
Net loss	–	–	–	–	–	–	–	–	–	(1,660)	(1,660)	$(1,660)
Currency translation adjustment	–	–	–	–	–	–	–	–	34	–	34	34

Comprehensive loss												$(1,626)

Receipt of cash for subscription receivable	–	–	–	–	–	–	18	–	–	–	18
Issuance of warrants to customer	–	–	–	–	33	–	–	–	–	–	33
Issuance of common stock options	–	–	4	–	1	–	–	–	–	–	1

Balance at December 31, 2002	1,915	2	6,661	7	2,118	(119)	–	–	10	(2,165)	(147)

LEADIS TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Note Receivable from Stockholder	Common Stock Subscription Receivable	Deferred Stock-based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)	Compre- hensive Income (Loss)
	Shares	Amount	Shares	Amount
Net income	–	–	–	–	–	–	–	–	–	12,760	12,760	$12,760
Currency translation adjustment	–	–	–	–	–	–	–	–	27	–	27	27

Comprehensive income												$12,787

Deferred stock-based compensation	–	–	–	–	4,329	–	–	(4,329)	–	–	–
Amortization of deferred stock- based compensation	–	–	–	–	–	–	–	737	–	–	737
Issuance of warrants to customer	–	–	–	–	183	–	–	–	–	–	183
Exercise of common stock options	–	–	342	–	47	–	–	–	–	–	47
Conversion of Series A convertible preferred stock to common stock	(1,915)	(2)	1,915	2	–	–	–	–	–	–	–

Balance at December 31, 2003	–	–	8,918	9	6,677	(119)	–	(3,592)	37	10,595	13,607

Net income (unaudited)	–	–	–	–	–	–	–	–	–	4,669	4,669	4,669

Currency translation adjustment (unaudited)	–	–	–	–	–	–	–	–	49	–	49	49

Comprehensive income (unaudited)												$4,718

Deferred stock-based compensation (unaudited)	–	–	–	–	4,181	–	–	(4,181)	–	–	–

Amortization of deferred stock-based compensation (unaudited)	–	–	–	–	–	–	–	1,055	–	–	1,055

Exercise of common stock option (unaudited)	–	–	187	–	92	–	–	–	–	–	92

Repayment of shareholder note (unaudited)	–	–	–	–	–	119	–	–	–	–	119

Balance at March 31, 2004 (unaudited)	–	$–	9,105	$9	$10,950	$–	$–	$(6,718)	$86	$15,264	$19,591

The accompanying notes are an integral part of these consolidated financial statements.

LEADIS TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(143)	$(1,660)	$12,760	$661	$4,669
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	61	112	177	18	80
Allowance for doubtful accounts	–	–	465	29	90
Provision for excess and obsolete inventory	–	–	332	250	556
Deferred tax assets	–	–	(1,088)	–	3
Employee stock-based compensation expense	–	–	737	6	1,052
Non-employee stock-based compensation expense	41	33	183	43	3
Minority interest in net loss	(42)	–	–	–	–
Amortization of goodwill	109	–	–	–	–
Changes in current assets and liabilities:
Accounts receivable	(427)	(4,247)	(23,967)	(2,766)	3,096
Inventory	(271)	(183)	(5,745)	(2,415)	(5,570)
Prepaid expenses and other assets	(54)	(285)	(334)	(223)	(566)
Accounts payable	21	2,249	22,850	5,329	1,068
Accrued and other liabilities	62	470	3,223	361	1,329
Taxes payable	–	–	4,281	307	(724)
Deferred revenue	315	168	–	63	(418)

Net cash provided by (used in) operating activities	(328)	(3,343)	13,874	1,663	4,668

Cash flows from investing activities:
Cash paid upon acquisition, net of cash acquired	(500)	–	–	–	–
Restricted cash	(120)	(1,380)	–	(500)	1,500
Purchase of property and equipment	(187)	(198)	(711)	(17)	(128)

Net cash provided by (used in) investing activities	(807)	(1,578)	(711)	(517)	1,372

Cash flows from financing activities:
Proceeds from issuance of Series B redeemable convertible preferred stock, net of issuance costs	–	13,050	1,050	1,050	–
Proceeds from issuance of common stock	–	1	47	33	92
Receipt of common stock subscription and stockholder note receivable	–	18	–	–	119
Principal payments on capital lease obligations	(2)	(4)	(10)	(1)	–

Net cash provided by (used in) financing activities	(2)	13,065	1,087	1,082	211

Effect of exchange rate changes on cash and cash equivalents	(4)	(44)	21	(3)	(290)

Net increase (decrease) in cash and cash equivalents	(1,141)	8,100	14,271	2,225	5,961
Cash and cash equivalents at beginning of year	1,726	585	8,685	8,685	22,956

Cash and cash equivalents at end of year	$585	$8,685	$22,956	$10,910	$28,917

Supplemental disclosure of non-cash investing and financing activities:
Employee deferred stock-based compensation	$–	$–	$4,329	$99	$4,181

Common stock issued in exchange for note and subscription receivable from stockholders	$137	$–	$–	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

LEADIS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company

Leadis Technology, Inc. (“Leadis”) was incorporated in Delaware on May 15, 2000. We design, develop and market mixed-signal semiconductors that enable and enhance the features and capabilities of small panel displays.

Basis of presentation

The consolidated financial statements include the accounts of Leadis and all of our subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Minority interest in subsidiary represents the minority stockholders’ proportionate share of the net assets and results of operations of our majority-owned subsidiary. All outstanding minority interests were purchased by us in February 2001 (see Note 2).

We incurred net losses of approximately $0.1 million and $1.7 million for the years ended December 31, 2001 and 2002, respectively, and net income of approximately $12.8 million and $4.7 million (unaudited) for the year ended December 31, 2003 and the quarter ended March 31, 2004, respectively. Despite realizing net income for the year ended December 31, 2003, we may incur losses in the future. Our business has a limited record of profitability and it may not continue to be profitable. Our ability to sustain or increase profitability on a quarterly or annual basis in the future depends in part on the rate of growth of our target markets, the continued acceptance of our customers’ products, the competitive position of our products, our ability to develop new products and our ability to manage expenses. We may not sustain or increase profitability on a quarterly or annual basis.

The accompanying consolidated balance sheet as of March 31, 2004, the consolidated income statements and consolidated statements of cash flows for the three months ended March 31, 2003 and March 31, 2004 and the consolidated statement of stockholders’ equity for the three months ended March 31, 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations and cash flows for the three months ended March 31, 2003 and March 31, 2004. The financial data and other information disclosed in these notes to financial statements related to the three-month periods are unaudited. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any other future year.

Foreign currency translation

Foreign subsidiaries use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into U.S. dollars at current rates of exchange, and revenue and expenses are translated using average rates. Gains and losses from foreign currency translation are included as a separate component of stockholders’ equity (deficit). Foreign currency transaction gains and losses, which have not been significant to date, are included as a component of interest and other income, net, in our consolidated statements of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited pro forma stockholders’ equity

If the offering contemplated by this prospectus is consummated, all of the redeemable convertible preferred stock outstanding will automatically convert into 12,310,223 shares of common stock, based on the shares of redeemable convertible preferred stock outstanding at March 31, 2004. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock, is set forth on the consolidated balance sheets.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

Cash and cash equivalents

We consider all highly liquid investment instruments with an original maturity of three months or less on the date of purchase to be cash equivalents. At December 31, 2002 and 2003 and March 31, 2004 (unaudited), cash equivalents consist of money market funds for which the fair value approximated cost.

Restricted cash

Restricted cash at December 31, 2002 and 2003 represents funds deposited to secure a $1.5 million letter of credit with a financial institution to guarantee payments to a vendor. The funds are being held in a money market account. This letter of credit expired in March 2004; therefore, the funds are no longer restricted and are recorded in cash and cash equivalents.

Inventory

Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market. We record inventory reserves for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. We currently establish a 5% reserve for all inventory to cover our estimates of potentially excess and obsolete inventory resulting from early terminations of products, engineering changes that make a product obsolete earlier than planned and changes in forecasts of future customer demand. This level of reserve is reviewed each period to ensure that it reflects changes in our actual experience. Once inventory is written down, a new accounting basis has been established and accordingly, it is not written back up in future periods. Additionally, we specifically reserve for lower of cost or market if pricing trends or forecasts indicate that the carrying value of our inventory exceeds its estimated selling price. Our inventory reserve requirements may change in future periods based on actual experience, the life cycles of our products and market conditions.

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values for cash and cash equivalents,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to their short maturities.

Risks and uncertainties and concentrations of credit risk

Our products are currently manufactured, assembled and tested by third party contractors in Asia. We do not have long-term agreements with any of these contractors. A significant disruption in the operations of one or more of these contractors would impact the production of our products for a substantial period of time, which could have a material adverse effect on our business, financial condition and results of operations.

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash and accounts receivable. We place our cash primarily in checking and money market accounts with reputable financial institutions. Deposits held with these financial institutions may exceed the amount of insurance provided on such deposits. We have not experienced any material losses on deposits of our cash and cash equivalents. We do not hold or issue financial instruments for trading purposes.

We perform ongoing credit evaluations of each of our customers and adjust credit limits based upon payment history and the customer’s credit worthiness, as determined by our review of their current credit information. We regularly monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues we have identified.

The gross activity and balances of our allowance for doubtful accounts are as follows (in thousands):

	Years ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Balance at beginning of period	$–	$–	$95	$95	$560
Additions	–	95	465	29	89
Write-off and recoveries	–	–	–	–	–

Balance at end of period	$–	$95	$560	$124	$649

Significant customer information is as follows:

	% of Total Revenue for the Years Ended December 31,		% of Total Revenue for the Three Months Ended March 31,		% of Accounts Receivable at December 31,
	2002	2003	2003	2004	2002	2003
			(unaudited)
Philips Mobile Display Systems	67.5%	75.9%	82.0%	47.4%	80.2%	69.2%
Samsung OLED	27.5%	23.4%	17.9%	48.7%	19.8%	29.7%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of three to five years. Amortization of leasehold improvements is computed using the shorter of the remaining useful facility lease term or the estimated useful life of the improvements.

Property and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying amount of these assets may not be recoverable. Recoverability is measured by comparison of the asset’s carrying amount to future undiscounted cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair market value of the assets.

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable and collectibility is reasonably assured. Direct sales to customers are recognized upon shipment of product, at which time legal title and risk of loss is transferred to our customers. For sales to distributors with agreements allowing for returns or credits under certain circumstances, we defer recognition of revenue until the distributor has resold the products to their end customer.

Contract development revenue is recognized as the work is performed, based on the achievement of milestones described in the contracts. Any work requiring customer acceptance is deferred until we receive such acceptance. Deferred revenue related to contract development work was $0.5 million at both December 31, 2002 and December 31, 2003.

Research and development costs

Research and development costs consist primarily of compensation and related costs for personnel as well as costs related to patent prosecution, materials, supplies and equipment depreciation. All research and development costs are expensed as incurred.

Goodwill and other intangibles

We adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002 for all goodwill and intangible assets. SFAS No. 142 supersedes Accounting Principles Board Opinion No. 17, Intangible Assets, and discontinues the amortization of goodwill. In addition, SFAS No. 142 includes provisions regarding: (i) the reclassification between goodwill and identifiable intangible assets in accordance with the new definition of intangible assets set forth in SFAS No. 141, “Business Combinations;” (ii) the reassessment of the useful lives of existing recognized intangibles; and (iii) the testing for impairment of goodwill and other intangibles. As a result, goodwill is no longer amortized but rather tested for impairment at least annually and in the interim whenever circumstances indicate that goodwill may be impaired. Upon adoption, and in each subsequent year, we performed a goodwill impairment assessment and noted no such impairment of goodwill.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At January 1, 2002, goodwill totaled $0.3 million, substantially all of which related to acquired goodwill. Based on the criteria set out in SFAS No. 142, we were not required to reclassify any assets from goodwill to intangible assets due to their nature.

To determine the amount of an impairment, if any, we compared our company’s estimated fair value (based on the most recent round of financing) to net assets. As our fair value exceeded the value of the net assets, we were not required to perform additional analysis. To facilitate comparison with other periods, the following table shows our net loss for the year ended December 31, 2001 as if goodwill was not amortized for that period (in thousands):

Year Ended December 31, 2001
Net loss	$(143)
Add back goodwill amortization	109

Pro forma net loss	$(34)

Stock-based compensation

We account for stock-based employee compensation arrangements in accordance with provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and Financial Accounting Standards Board Interpretation (“FIN”) No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” Under APB Opinion No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of our stock and the amount an employee must pay to acquire the stock. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between compensation expense included in net income (loss) and the related cost measured by the fair value method are presented below. We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.”

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We amortize deferred stock-based compensation on the graded vesting method over the vesting periods of the stock options, generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method. Had compensation expense been determined based on the fair value at the grant date for all employee awards, consistent with the provisions of SFAS No. 123, our pro forma net income (loss) and pro forma net income (loss) per share would have been as follows (in thousands, except per share data):

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net income (loss), as reported	$(143)	$(1,660)	$12,760	$661	$4,669
Add: Employee stock-based compensation expense included in reported net income (loss), net of tax	–	–	479	4	686
Deduct: Total employee stock-based compensation determined under fair value based method for all awards, net of tax	(10)	(14)	(495)	(6)	(705)

Pro forma net income (loss)	$(153)	$(1,674)	$12,744	$659	$4,650

Basic net income (loss) per share as reported	$(0.03)	$(0.28)	$0.62	$0.03	$0.23

Diluted net income (loss) per share as reported	$(0.03)	$(0.28)	$0.55	$0.03	$0.19

Pro forma basic net income (loss) per share	$(0.03)	$(0.28)	$0.62	$0.03	$0.23

Pro forma diluted net income (loss) per share	$(0.03)	$(0.28)	$0.55	$0.03	$0.19

The weighted average fair value of the stock options granted during the years ended December 31, 2001, 2002 and 2003, was approximately $0.02, $0.02 and $2.79 per share. The fair value of the options was estimated on the date of grant based on the following assumptions:

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Expected life (years)	4	4	4	4	4
Risk-free interest rate	5.03%	3.3%	2.6%	2.6%	2.75%
Dividend yield	–	–	–	–	–
Expected annualized volatility	100%	100%	107%	107%	107%

Net income (loss) per share

In accordance with SFAS No. 128, “Earnings Per Share,” we compute basic net income (loss) per share by dividing net income (loss) available to common stockholders by the weighted average number of common shares and participating redeemable convertible preferred shares (only if effect is dilutive) outstanding during the period. Basic net income (loss) per share excludes the dilutive effect of stock options, warrants and unvested common shares. Diluted income per share reflects the dilution of potential common shares outstanding during the period. In computing diluted income per share, we adjust share count by assuming that all in-the-money options and warrants are exercised and that we

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

repurchase shares with the proceeds of these hypothetical exercises. We further assume that any unamortized deferred stock-based compensation is also used to repurchase shares. In determining the hypothetical shares repurchased, we use the average stock price for the period.

The following table sets forth the computation of basic and diluted net income (loss) attributable to common stockholders per common share (in thousands, except per share data):

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Numerator:
Net income (loss)	$(143)	$(1,660)	$12,760	$661	$4,669

Denominator:
Weighted-average common shares outstanding	6,420	6,555	7,148	6,731	9,073
Weighted-average participating redeemable convertible preferred shares outstanding	–	–	13,964	14,163	12,310
Less: Unvested common shares subject to repurchase	(875)	(575)	(540)	(781)	(628)

Total shares, basic	5,545	5,980	20,572	20,113	20,755

Effect of dilutive securities:
Stock options and warrants	–	–	2,018	1,611	2,814
Unvested shares subject to repurchase	–	–	540	781	628

Total shares, diluted	5,545	5,980	23,130	22,505	24,197

Net income (loss) per common share, basic	$(0.03)	$(0.28)	$0.62	$0.03	$0.23

Net income (loss) per common share, diluted	$(0.03)	$(0.28)	$0.55	$0.03	$0.19

Weighted-average shares of outstanding participating redeemable convertible preferred stock in the amount of 2,215,000 and 6,185,000 for the years ended December 31, 2001 and 2002, respectively, were excluded from the computation of basic and diluted net loss per share as they had an antidilutive effect.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following outstanding warrants to purchase participating redeemable convertible preferred stock, warrants to purchase common stock and common stock options were excluded from the computation of diluted net loss per share as they had an antidilutive effect (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Warrants to purchase redeemable convertible preferred stock (assuming conversion, using appropriate conversion ratio, to common shares)	150	150	–	150	–
Unvested common shares subject to repurchase	875	575	–	781	–
Warrant to purchase common stock	75	75	–	75	–
Options to purchase common stock	1,348	2,184	–	–	–

Pro forma net income per share (unaudited)

Pro forma basic and diluted net income per share for the year ended December 31, 2003 and for the three months ended March 31, 2003 and 2004 equals our basic and diluted net income per share presented on the consolidated statements of operations. All participating redeemable convertible preferred stock is already presented in our earnings per share calculation as required under SFAS No. 128.

Income taxes

We account for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Recently issued accounting pronouncements

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Our adoption of FIN No. 45 did not have a material effect on our consolidated financial statements.

In January 2003, FASB issued FIN No. 46, “Consolidation of Variable Interest Entities,” an Interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN No. 46-R”) to address certain FIN No. 46 implementation issues. The effective dates and impact of FIN No. 46 and FIN No. 46-R are as follows: (i) Special-purpose entities (“SPEs”) created prior to February 1, 2003. The Company must apply either the provisions of FIN No. 46 or early adopt the provisions of FIN No. 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN No. 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN No. 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on our consolidated financial position, consolidated results of operations, or liquidity. We believe that the adoption of FIN No. 46-R will not have a material impact on our consolidated financial statements.

In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. To date, the impact of the effective provisions of SFAS No. 150 has not had a material impact on our results of operations, financial position or cash flows. While the effective date of certain elements of SFAS No. 150 has been deferred, the adoption of SFAS No. 150 when finalized is not expected to have a material impact on our financial position, results of operations or cash flows.

On December 17, 2003, the Securities and Exchange Commission (the “SEC”) issued SAB No. 104, “Revenue Recognition,” which supercedes SAB No. 101, “Revenue Recognition in Financial Statements.” SAB No. 104’s primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Additionally, SAB No. 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the “FAQ”) issued with SAB No. 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. There was no impact to the consolidated financial statements related to SAB No. 104 for the fiscal year ended December 31, 2003.

In March 2004, the FASB approved EITF Issue 03-6 “Participating Securities and the Two-Class Method under FAS 128.” EITF Issue 03-6 supersedes the guidance in Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” and requires the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

use of the two-class method of participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity’s common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of Opinion 25 and SFAS 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported earnings per share. We expect that the adoption of EITF Issue 03-6 will not have a material impact on our earnings per share in future periods.

NOTE 2—ACQUISITION:

On December 22, 2000, we purchased 90% of the outstanding common stock of ProDigi Technology, Inc. (“ProDigi”) for $0.5 million in cash. The acquisition was accounted for using the purchase method. ProDigi was formed in January 2000 in Korea and was engaged in research and development of technology similar to the technology under development by Leadis. At the acquisition date, ProDigi had five employees, all located in Korea. Due to the net assets of ProDigi being greater than the acquisition price, $0.1 million of non-current assets were reduced on a pro-rata basis. No negative goodwill was recorded. The remaining 10% of ProDigi not owned by us was recorded as minority interest of $0.1 million at the acquisition date. Net assets acquired totaled $0.7 million of which $0.4 million represented cash and cash equivalents. Acquisition related costs were immaterial.

On February 21, 2001, we purchased the remaining 10% minority interest of ProDigi for $0.5 million. Goodwill of $0.4 million was recorded representing the excess of the purchase price over the fair value of the net assets acquired. Goodwill was being amortized on a straight-line basis assuming a three-year useful life and resulted in $0.1 million of amortization in 2001. As further discussed in Note 1, effective with our adoption of SFAS 142, on January 1, 2002, we discontinued the amortization of goodwill. The holder of the minority interest also owned approximately 8% of our outstanding common and preferred stock and a member of this holder’s management held a board of directors position (see Note 3). As a result of the acquisition in 2001, all minority interest was eliminated at December 31, 2001.

NOTE 3—RELATED PARTY TRANSACTIONS:

In January 2001, we entered into a distribution agreement with a stockholder for the sale of certain of our products. Revenue from this related party amounted to $0.5 million and $0.3 million for the years ended December 31, 2001 and 2002, respectively. Cost of revenue from related party was $184,000 in 2002. These costs were not tracked separately in 2001 and accordingly were included in research and development expense. Accounts receivable due from this related party were $0.1 million and $0.0 million and deferred revenue arising from sales to this party was $0.2 million and $0.0 million at December 31, 2001 and 2002, respectively. The related party owned approximately 8% and 5% of our outstanding common and preferred stock at December 31, 2001 and 2002, respectively, and an employee of the related party held a position on our board of directors until August 2002. This stockholder sold us its 10% ownership in ProDigi for $0.5 million in February 2001 (see Note 2).

An officer of Leadis issued us a full-recourse promissory note on January 21, 2001 in the amount of $0.1 million for the exercise of stock options. The promissory note accrues interest at 6% per annum and was payable in full on January 22, 2005. This note was fully repaid in January 2004.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4—BALANCE SHEET COMPONENTS:

	December 31,		March 31,
	2002	2003	2004
	(in thousands)
			(unaudited)
Inventory:
Finished goods	$194	$965	$2,068
Work-in-progress	256	4,898	8,810

	$450	$5,863	$10,878

	December 31,
	2002	2003
	(in thousands)
Property and equipment:
Computer equipment and software	$128	$645
Furniture and fixtures	60	89
Machinery, equipment and vehicles	241	361
Building	–	228
Leasehold improvements	245	64

	674	1,387
Less: Accumulated depreciation and amortization	(231)	(408)

	$443	$979

Depreciation expense for property and equipment was $0.1 million, $0.1 million and $0.2 million in 2001, 2002 and 2003, respectively.

	December 31,
	2002	2003
	(in thousands)
Accrued liabilities:
Warranty accrual	$–	$1,112
Sales tax payable	83	1,047
Accrued compensation	52	723
Other accrued liabilities	417	713

	$552	$3,595

NOTE 5—INTEREST AND OTHER INCOME, NET

Interest and other income, net, included the following (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Interest income	$45	$103	$189	$55	$72
Foreign currency transaction gain (loss)	–	23	(123)	(38)	398
Other income (expense)	1	(7)	(7)	–	(34)

Total interest and other income, net	$46	$119	$59	$17	$436

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6—BANK LINE OF CREDIT:

In August 2003, we entered into a loan and security agreement with a financial institution that provided for borrowings of up to $5.0 million, all of which was available at December 31, 2003 and at March 31, 2004 (unaudited). We are eligible to borrow up to 75.0% of accounts receivable invoiced out of the United States, and substantially all of our assets are pledged as security against borrowings outstanding under the line. The interest rate on borrowings under the line of credit is 0.5% above the prime rate. We are subject to an annual facility fee of 0.4% of the amount of the line, plus an annual commitment fee of 0.1% of the average unused credit line. The line of credit contains financial covenants related to certain balance sheet ratios and profitability, as well as other non-financial covenants. As of December 31, 2003 and March 31, 2004 (unaudited) we were in compliance with these covenants. The line of credit expires in August 2004 and is renewable annually. There were no borrowings outstanding against this line of credit at December 31, 2003 and March 31, 2004 (unaudited).

NOTE 7—REDEEMABLE CONVERTIBLE PREFERRED STOCK:

At December 31, 2003, we had authorized 14,492,692 shares of redeemable convertible preferred stock. We have designated 300,000 shares as Series 1 redeemable convertible preferred stock (“Series 1”), all of which are outstanding, 1,914,921 shares as Series A convertible preferred stock (“Series A”), all of which were converted to common stock as discussed below, and 12,277,768 shares as Series B convertible preferred stock (“Series B”), of which 12,010,223 are outstanding at December 31, 2003. The issuance price per share was $0.666, $1.00 and $1.174 for Series 1, Series A and Series B, respectively. As more fully discussed below, Series A was not redeemable by the holders. A summary of redeemable securities is as follows (in thousands, except share and per share amounts):

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
Series 1 redeemable convertible preferred stock, $0.001 par value; 300,000 shares authorized, issued and outstanding	$200	$200	$200
Series B mandatorily redeemable convertible preferred stock, $0.001 par value; 12,277,768 shares authorized and 11,115,847, 12,010,223 and 12,010,223 (unaudited) issued and outstanding at December 31, 2002 and 2003, and March 31, 2004, respectively	13,050	14,100	14,100

	$13,250	$14,300	$14,300

The liquidation value of our redeemable convertible preferred stock is equal to the aggregate issuance price of the respective series of preferred stock.

The holders of preferred stock have various rights and preferences as follows:

Conversion

Each share of Series B and Series 1 outstanding is convertible into common stock at any time at the option of the holder based on a formula, which currently results in a one-for-one exchange ratio of

LEADIS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common stock for preferred stock. This formula is subject to adjustments, as defined, which essentially provides dilution protection for holders of preferred stock. The shares of Series 1 automatically convert into shares of common stock upon the closing of a public offering, if the offering results in gross proceeds of at least $7.5 million and the public offering price is not less than $5.00 per share. The shares of Series A automatically converted into shares of common stock upon the third anniversary of the Issue Date, which was November 14, 2003. The shares of Series B automatically convert into shares of common stock upon the closing of a public offering, if the offering results in gross proceeds of at least $30.0 million and the public offering price exceeds $3.33 per share.

Dividends

Holders of Series 1 and Series B are entitled to receive noncumulative dividends at the per annum rate of 6% of $0.666 and $1.174, respectively, when and if declared by our board of directors, prior and in preference to any payment of any dividend to holders of common stock. In addition, holders of Series 1 and Series B are entitled to receive noncumulative dividends when and if we declare a dividend on our common stock, in such amounts as they would be entitled to receive if their shares had been converted to common stock. No dividends have been declared to date.

Liquidation

In the event of liquidation, holders of Series B are entitled to receive, immediately in preference to any distribution to other security holders, an amount equal to $1.174 for each outstanding share of Series B plus all declared but unpaid dividends thereon. Holders of Series 1 are entitled to receive an amount per share equal to the sum of the issue price of $0.666 and an amount equal to all declared but unpaid dividends on the Series 1. If upon the occurrence of a liquidation event the assets and funds are insufficient for payment, the remaining funds of the Company shall be distributed among the holders of the Series B first, and any remaining amounts shall be allocated to Series 1. The aggregate liquidation value for Series B and Series 1 was $14.3 million at December 31, 2003.

Voting

Each share of Series 1 and Series B has voting rights equal to an equivalent number of shares of common stock into which it is convertible and generally votes together as one class with the common stock. The Series B also has the right to vote on certain matters separately as a class.

Redemption

Series A was not redeemable by the holders, but was redeemable at the discretion of our board of directors prior to its conversion to common stock. Our board of directors did not elect to redeem the Series A, and the Series A was automatically converted into common stock in November 2003.

Series B is redeemable based upon a written request for the redemption of shares signed by the holders of at least two-thirds of the then outstanding shares of Series B for the following amounts: (i) one-third of the shares are redeemable on or after August 16, 2007; (ii) one-half of the shares are redeemable on or after August 16, 2008; and (iii) all shares are redeemable on or after August 16, 2009. The redemption price per share shall be equal to the original issue price of the Series B plus all declared and unpaid dividends thereon.

LEADIS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In the event of a merger, acquisition, winding up by us or sale of assets where the beneficial owners of our common stock and Series B and Series 1 own less than 50% of the resulting voting power of the surviving entity, the holders of Series B and Series 1 are entitled to redemption rights equal to liquidation rights.

Warrants

In June 2001, we issued a warrant to purchase 150,000 shares of Series B at $2.40 per share. As this warrant was issued to one of our customers in recognition of previous sales, we recorded a reduction of revenue of $41,000 in connection with this warrant. The value of this warrant was estimated using the Black-Scholes option pricing model using the following assumptions: fair value of $1.00; exercise price of $2.40; risk free rate of interest of 3.97%; volatility of 90%; dividend rate of 0%; and term of 2 years. This warrant expires in August 2004.

An additional warrant to purchase 192,060 shares of Series B at $1.174 per share was granted to this same customer in January 2004. The number of shares covered by this warrant was based on sales activity from January 1, 2002 to June 30, 2003. This warrant was valued at $216,000 and recorded as a reduction in revenue of $33,000 in 2002 and $183,000 in 2003. The value of this warrant was estimated using the Black-Scholes option pricing model using the following assumptions: fair value of $2.62-$1.17; exercise price of $1.17; risk free rate of interest of 1.17%; volatility of 70%; dividend rate of 0%; and term of 2 years. The warrant issued in 2004 expires in January 2006.

Upon any conversion of Series B to common stock, both of these warrants become exercisable for shares of common stock. The fair value of each of these warrants was estimated at the time of issuance using the Black-Scholes model.

Preferred stock issued for technology license

In October 2000, we licensed certain display technology in exchange for 300,000 shares of our Series 1 and a warrant to purchase 75,000 shares of our common stock at $0.10 per share. The warrant expires in October 2007. The technology license has a term of three years and automatically renews unless either party terminates it in writing. As of December 31, 2003, the technology license was still in place. To date, our products have not incorporated the technology under this license. We will have to pay royalties to the extent future products incorporate this technology. The fair value of the Series 1 and this warrant of $200,000 and $6,000, respectively, was expensed to research and development at the inception of the license.

NOTE 8—COMMON STOCK:

Our certificate of incorporation, as amended, as in effect on December 31, 2003, authorizes us to issue 60,000,000 shares of common stock with a par value of $0.001 per share. At December 31, 2003, there are approximately 8,918,000 shares of common stock issued and outstanding.

NOTE 9—EMPLOYEE BENEFITS:

In August 2000, we adopted our 2000 Stock Incentive Plan (the “2000 Plan”). The 2000 Plan, as amended, authorized us to grant incentive stock options and nonstatutory stock options to employees, directors, and consultants. As of December 31, 2003, options exercisable for 1,516,001 shares were outstanding under the 2000 Plan and no shares were available for future grant.

LEADIS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In August 2002, the board of directors approved our 2002 Equity Incentive Plan (the “2002 Plan”) and authorized grants of up to 3,825,000 shares under the Plan. The 2000 Plan was terminated upon the approval of the 2002 Plan. Shares authorized but unissued under the 2000 Plan were retired, and 2000 Plan options subsequently cancelled upon employee or consultant termination were also retired.

Under the 2000 Plan and 2002 Plan (collectively, the “Plans”), incentive stock options are granted at a price that is not less than 100% of the fair market value of the stock on the date of grant, as determined by the board of directors. Nonstatutory stock options are granted at a price that is not to be less than 85% of the fair market value of the stock on the date of grant, as determined by the board of directors. Options may be granted for a period of up to ten years, and generally vest at the rate of 25% per year over four years. Options granted to stockholders who own more than 10% of our outstanding stock at the time of grant must be issued at prices not less than 110% of the estimated fair value of the stock on the date of grant. Options granted under the Plans may be immediately exercisable, but subject to vesting and repurchase.

The following table summarizes activity under the Plans (shares in thousands):

	Options Available for Future Issuance	Outstanding Options	Weighted Average Exercise Price
Balance December 31, 2000	3,300	1,200	$0.10
Options granted	(1,348)	1,348	0.10
Shares granted	(168)	–	0.10
Exercised	–	(1,200)	0.10

Balance December 31, 2001	1,784	1,348	0.10
Authorized	3,825	–
Options granted	(881)	881	0.17
Shares granted	(3)	–	0.24
Terminated/cancelled	45	(45)	0.12
Retired	(1,574)	–

Balance December 31, 2002	3,196	2,184	0.13
Options granted	(1,456)	1,456	0.20
Exercised	–	(343)	0.14
Terminated/cancelled	89	(89)	0.12
Retired	–	(34)	0.10

Balance December 31, 2003	1,829	3,174	0.16
Authorized	2,175	–
Options granted (unaudited)	(805)	805	2.88
Exercised (unaudited)	–	(187)	0.50
Terminated/cancelled (unaudited)	21	(21)	0.12

Balance March 31, 2004 (unaudited)	3,220	3,771	$0.73

Under the Plans, shares issued upon the exercise of unvested options may be repurchased by us at the option exercise price in the event of the optionee’s separation from service. The right to repurchase unvested shares lapses at the rate of the vesting schedule.

LEADIS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shares subject to repurchase rights at March 31, 2004 totaled 628,000 (unaudited).

In 2001, we issued 168,000 shares of common stock where payment was made under a stock subscription of $18,000. The receivable was paid in 2002.

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2003 (shares in thousands):

Options Outstanding			Options Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Number of Shares
$0.10	1,314	7.32	849
0.12	952	9.17	165
0.24	488	8.55	251
0.33	120	9.98	60
0.37	300	9.98	300

$0.16	3,174	8.42	1,625

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2004 (unaudited; shares in thousands):

Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding And Exercisable	Weighted Average Remaining Contractual Life (Years)	Number of Shares
$0.10	1,314	7.07	923
0.12	928	8.99	231
0.24	488	8.54	264
0.33	120	9.75	60
0.37	300	9.75	300
0.50	142	9.83	103
4.50	479	10.00	—

$0.73	3,771	8.51	1,881

Options and common stock issued to non-employees

During 2001 and 2002, we granted options to consultants to purchase 76,500 and 18,001 shares of common stock, respectively, with weighted average exercise prices of $0.10 and $0.18 per share, respectively. The fair value of options granted to consultants was estimated using the Black-Scholes model and was not material. We made no grants of options or common stock to consultants in 2003.

LEADIS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10—INCOME TAXES:

U.S. and foreign components of income (loss) before income taxes were (in thousands):

	Years Ended December 31,
	2001	2002	2003
U.S. operations	$(225)	$(1,936)	$18,469
Foreign operations	82	276	1,161

Total pretax income	$(143)	$(1,660)	$19,630

Unremitted earnings of our foreign subsidiaries included in the consolidated retained earnings aggregate to approximately $0.1 million at December 31, 2001, $0.4 million at December 31, 2002, and $1.5 million at December 31, 2003. These earnings, which reflect full provisions for foreign income taxes, are indefinitely reinvested in foreign operations. If these earnings were remitted to the United States, they would be subject to taxation by the federal government of the United States and/or other jurisdictions. The provision for these taxes would raise the effective tax rate for Leadis at the time the decision to remit the earnings is made; the dollar amount repatriated would be reduced by the tax obligation.

The provision for income taxes consists of the following (in thousands):

	Years Ended December 31,
	2001	2002	2003
Current:
Federal	$–	$–	$6,901
State	–	–	349
Foreign	–	–	708

Total current	–	–	7,958

Deferred:
Federal	–	–	(1,018)
State	–	–	(20)
Foreign	–	–	(50)

Total deferred	–	–	(1,088)

Total provision	$–	$–	$6,870

At December 31, 2003, we had approximately $0.2 million of federal and $0.8 million of state net operating loss carryforwards available to offset future taxable income. These carryforwards expire from 2020 to 2022 for federal and from 2012 to 2014 for state purposes.

LEADIS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets and liabilities consist of the following (in thousands):

	December 31,
	2002	2003
Net operating loss carryforwards	$272	$61
Tax credits	–	16
Accruals, reserves, and other	483	1,011

Gross deferred tax assets	755	1,088
Valuation allowance	(755)	–

Net deferred tax assets	$–	$1,088

We regularly assess the realizability of deferred tax assets recorded based upon the weight of available evidence, including such factors as our recent earnings history and expected future taxable income. Based on that assessment, we recorded a valuation allowance of $0.8 million as of December 31, 2002. Because of our improved operating results for the year ended December 31, 2003, we did not record a valuation allowance as of December 31, 2003.

The differences between the U.S. federal statutory income tax rate and our effective tax rate are as follows (in thousands):

	Years Ended December 31,
	2001	2002	2003
Tax provision (benefit) at U.S. statutory rates	$(49)	$(565)	$6,870
State income taxes, net of federal tax benefits	(8)	(97)	299
Amortization of employee deferred stock-based compensation	–	–	262
Foreign income (loss) taxed at different rates	–	(94)	252
Change in valuation allowance	57	693	(755)
Tax credits	–	–	(34)
Other	–	63	(24)

Total provision for income taxes	$–	$–	$6,870

NOTE 11—OPERATING SEGMENT AND GEOGRAPHIC INFORMATION:

We operate in one operating segment, comprising the design, development and marketing of mixed-signal semiconductors for small panel displays.

As of December 31, 2002 and 2003, and March 31, 2004, 7.9%, 17.9% and 16.8% (unaudited), respectively, of our long-lived assets were maintained in the United States. The remainder of long-lived assets at each year-end was maintained in Korea.

LEADIS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes revenue by geographic region, based on the country in which the customer is located:

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
China	12.0%	67.5%	75.8%	82.0%	47.4%
Korea	14.5	28.8	23.9	18.0	50.0
Taiwan	45.2	3.7	0.3	–	2.6
Other	28.3	–	–	–	–

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

NOTE 12—COMMITMENTS:

Operating leases

We lease facilities under non-cancelable lease agreements expiring at various times through 2006. In some instances, lease terms require us to pay maintenance and repair costs. Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

Years ending December 31,
2004	$193
2005	176
2006	83
2007 and thereafter	–

$452

Rental expense under all operating leases amounted to $0.1 million for each of the years ended December 31, 2001, 2002 and 2003.

Capital leases

At December 31, 2002, we had $10,000 outstanding under a capital lease. The capital lease obligation was fully paid in 2003. We held $19,000 of assets with accumulated depreciation of $8,000 at December 31, 2002. The asset was acquired when the lease was paid in 2003.

NOTE 13—INDEMNIFICATION AND PRODUCT WARRANTY:

In the normal course of our business, we enter into contracts that contain a variety of representations and warranties and provide for general indemnifications. Our exposure under these agreements is unknown because it involves future claims that may be made against us in the future, but have not yet been made. To date, we have not paid any claims or been required to defend any action related to our indemnification obligations, and accordingly, we have not accrued any amounts for such indemnification obligations. However, we may record charges in the future as a result of these indemnification obligations.

LEADIS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We generally warrant our products against defects in materials and workmanship and non-conformance to our specifications for varying lengths of time, generally one year. If there is a material increase in customer claims compared with our historical experience, or if costs of servicing warranty claims are greater than expected, we may record a charge against cost of revenue.

The following table summarizes the activity related to the product warranty liability, which was included in accrued liabilities in our consolidated balance sheets, at December 31, 2003 and March 31, 2004 (in thousands):

Warranty accrual at December 31, 2002	$–
Accruals for warranties during the year	1,325
Settlements made during the year	(213)

Warranty accrual at December 31, 2003	$1,112
Accruals for warranties during the period (unaudited)	778

Warranty accrual at March 31, 2004 (unaudited)	$1,890

NOTE 14—SUBSEQUENT EVENTS:

On March 16, 2004, our board of directors adopted, and in April 2004 our stockholders approved, our 2004 Equity Incentive Plan (the “2004 Plan”). The 2004 Plan is an amendment and restatement of our 2002 Equity Incentive Plan. An aggregate of 5,400,562 shares of common stock are reserved for issuance under the 2004 Plan, and this amount will be increased annually on December 31 of each year, from 2004 until 2013, by 5.0% of the number of fully-diluted shares of common stock outstanding on such date.

On March 16, 2004, our board of directors adopted, and in April 2004 our stockholders approved, our 2004 Non-Employee Directors’ Stock Option Plan (the “2004 Directors Plan”), to be effective upon the closing of this offering. The 2004 Directors Plan calls for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors. The aggregate number of shares of common stock that may be issued pursuant to options granted under this plan is 400,000 shares, which amount will be increased annually on December 31 of each year, from 2004 to 2013, by the number of shares of common stock subject to options granted during such year.

On March 16, 2004, our board of directors adopted, and in April 2004 our stockholders approved, our 2004 Employee Stock Purchase Plan (the “ESPP”), to be effective upon the closing of this offering. The ESPP authorizes the issuance of 500,000 shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our affiliates, which amount will be increased on December 31 of each year, from 2004 until 2013, by 1.5% of the number of fully-diluted shares of common stock outstanding on that date. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code.

On March 16, 2004, our Board of Directors authorized management to file a registration statement on Form S-1 to register shares of our common stock to be sold in this offering.

On May 15, 2004, our board of directors approved an amendment to our Amended and Restated Certificate of Incorporation to effect a 3 for 2 split of our common stock and preferred stock. The Amended and Restated Certificate of Incorporation will be filed prior to effectiveness of the registration statement relating to the initial public offering. All information related to common stock, preferred stock,

LEADIS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

options and warrants to purchase common or preferred stock and earnings per share included in the accompanying consolidated financial statements has been retroactively adjusted to give effect to the stock split.

We will agree to indemnify the underwriters against liabilities relating to our initial public offering including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Inside back cover artwork containing the Leadis logo, the heading “Leadis offers a broad product portfolio spanning all major mobile display technologies.”, the following headings with lines extending to mobile handsets with Leadis semiconductors shown at enlarged size: “Technology Drivers: TFT, Thin Film Transistors, LDS 27x (Sampling), LDS 31x (Sampling),” “OLED Organic Light Emitting Diodes, LDS 5xx,” “CSTN, Color Super Twisted Nematic, LDS 17x, 18x,” “MSTN, Mono super Twisted Nematic, LDS 16x (Sampling).”

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                    , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

6,000,000 Shares

Leadis Technology, Inc.

Common Stock

Goldman, Sachs & Co.

Merrill Lynch & Co.

Thomas Weisel Partners LLC

Needham & Company, Inc.

Representatives of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all expenses payable by the Registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimates, except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Amount to be Paid
Registration fee	$12,239
NASD filing fee	$10,160
Nasdaq Stock Market Listing Application fee	$125,000
Blue sky qualification fees and expenses	$10,000
Printing and engraving expenses	$200,000
Legal fees and expenses	$600,000
Accounting fees and expenses	$300,000
Transfer agent and registrar fees	$12,000
Miscellaneous	$230,601

Total	$1,500,000

ITEM 14.    INDEMNIFICATION OF OFFICERS AND DIRECTORS

Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

The Registrant’s Amended and Restated Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the “Delaware Law”) and (ii) require the Registrant to indemnify its Directors and executive officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as Directors and officers. These provisions do not eliminate the Directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each Director will continue to be subject to liability for breach of the Director’s duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the Director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the Director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the Director’s duty to the Registrant or its stockholders when the Director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Director’s duty to the Registrant or its stockholders, for improper transactions between the Director and the Registrant and for improper distributions to stockholders and loans to Directors and officers. The provision also does not affect a Director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

At present, there is no pending litigation or proceeding involving a Director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

The Registrant has an insurance policy covering the officers and Directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

Since inception through March 31, 2004, the registrant has sold and issued the following unregistered securities:

(1) The registrant sold an aggregate of 1,900,438 shares of its common stock to employees, directors and consultants for cash consideration in the aggregate amount of $279,833.99 upon the exercise of stock options and stock awards granted under its 2000 Stock Incentive Plan and the 2004 Equity Incentive Plan, no shares of which have been repurchased.

(2) The registrant granted stock options and stock awards to employees, directors and consultants under its 2000 Stock Incentive Plan and its 2004 Equity Incentive Plan covering an aggregate of 5,861,202 shares of common stock, at exercise prices ranging from $0.10 to $4.50 per share. Of these, options covering an aggregate of 189,375 were canceled without being exercised, and an aggregate of 1,900,438 shares were issued upon the exercise of stock options or issued in connection with stock awards granted, as set forth in (1) above.

(3) In August 2000, the registrant sold an aggregate of 5,289,501 shares of common stock to four purchasers, at approximately $0.0067 per share, for an aggregate purchase price of $35,263.34.

(4) In November 2000, the registrant sold an aggregate of 1,914,921 shares of Series A preferred stock to 17 purchasers, at $1.00 per share, for an aggregate purchase price of $1,914,924.00. All shares of Series A preferred stock automatically converted into shares of common stock on November 14, 2003 pursuant to the terms of our amended and restated certificate of incorporation.

(5) In November 2000, the registrant sold an aggregate of 300,000 shares of Series 1 redeemable convertible preferred stock to one purchaser, at $0.666 per share, for an aggregate purchase price of $199,800.00. Shares of Series 1 preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series 1 preferred stock owned.

(6) In October 2000, the registrant issued a warrant to purchase 75,000 shares of common stock to an investor in connection with a license agreement. The warrant has an exercise price of $0.10 per share. The warrant is currently exercisable in whole or in part and shall terminate on October 31, 2007.

(7) In June 21, 2001, the registrant issued a warrant to purchase 150,000 shares of Series B redeemable convertible preferred stock to a customer in connection with a business agreement. The warrant has an exercise price of $2.40 per share. The warrant is currently exercisable in whole or in part and shall terminate on August 19, 2004.

(8) In August 2002, the registrant sold an aggregate of 10,264,055 shares of Series B redeemable convertible preferred stock to ten purchasers, at approximately $1.174 per share, for an aggregate purchase price of $12,050,003.51. Shares of Series B redeemable convertible preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series B redeemable convertible preferred stock owned.

(9) In September 2002, the registrant sold an aggregate of 425,895 shares of Series B redeemable convertible preferred stock to three purchasers, at $1.174 per share, for an aggregate purchase price of $500,000.73. Shares of Series B redeemable convertible preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series B redeemable convertible preferred stock owned.

(10) In October 2002, the registrant sold an aggregate of 425,895 shares of Series B redeemable convertible preferred stock to one purchaser, at $1.174 per share, for an aggregate purchase price of $500,000.73. Shares of Series B redeemable convertible preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series B redeemable convertible preferred stock owned.

(11) In January 2003, the registrant sold an aggregate of 851,790 shares of Series B redeemable convertible preferred stock to one purchaser, at $1.174 per share, for an aggregate purchase price of $1,000,001.46. Shares of Series B redeemable convertible preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series B redeemable convertible preferred stock owned.

(12) In March 2003, the registrant sold an aggregate of 42,589 shares of Series B redeemable convertible preferred stock to one purchaser, at approximately $1.174 per share, for an aggregate purchase price of $50,000.07. Shares of Series B redeemable convertible preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series B redeemable convertible preferred stock owned.

(13) In January 2004, the registrant issued a warrant to purchase 192,060 shares of Series B redeemable convertible preferred stock to a customer in connection with a business agreement. The warrant has an exercise price of $1.174 per share. The warrant is currently exercisable in whole or in part and shall terminate on January 29, 2006.

The sales and issuances of securities described in paragraphs (1) and (2) above were exempt from registration under the Securities Act of 1993 in reliance on Rule 701 promulgated under the Securities Act of 1933 as offers and sales of securities pursuant to certain compensatory benefits plans and contracts relating to compensation in compliance with Rule 701.

The sales and issuances of securities in the transactions described in paragraph (3) and paragraphs (5) through (13) of this Item 15 were deemed exempt from registration under the Securities Act in reliance on Regulation D and/or Section 4(2) promulgated thereunder as transactions not involving any public offering. All of the purchasers of securities for which the registrant relied on Regulation D and/or Section 4(2) represented that they were accredited investors as defined under the Securities Act.

The sale and issuance of 334,998 of the shares of Series A preferred stock described in paragraph (4) of this Item 15, were deemed exempt from registration under the Securities Act in reliance on Regulation D and/or Section 3(b) promulgated thereunder as transactions not involving any public offering. All of the purchasers of securities for which the registrant relied on Regulation D and/or Section 3(b) represented that they were accredited investors as defined under the Securities Act.

The sale and issuance of 1,579,926 of the shares of Series A preferred stock described in paragraph (4) of this Item 15, were deemed exempt from registration under the Securities Act in reliance on Regulation S as transactions not involving a U.S. person, as that term is defined in Regulation S, and not for the benefit of any U.S. person. All of the purchasers of securities for which the registrant relied on Regulation S represented that: (i) they were not a U.S. person and were not purchasing for the benefit of a U.S. person and (ii) they were accredited investors as defined under the Securities Act.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) Exhibits:

Exhibit Number	Description Of Document

1.1	Form of Underwriting Agreement.

3.1†	Amended and Restated Certificate of Incorporation of Leadis Technology, Inc.

3.2†	Bylaws of Leadis Technology, Inc.

3.3†	Form of Amended and Restated Certificate of Incorporation of Leadis Technology, Inc. to be effective upon completion of this offering.

3.4†	Form of Amended and Restated Bylaws of Leadis Technology, Inc. to be effective upon completion of this offering.

4.1†	Reference is made to Exhibits 3.1 and 3.2.

4.2*	Specimen Stock Certificate.

4.3†	Amended and Restated Investor Rights Agreement dated August 19, 2002 by and among the Registrant and certain holders of the Registrant’s capital stock.

4.4†	Warrant to purchase 75,000 shares of common stock at an exercise price of $0.10 per share.

4.5†	Warrant to purchase 150,000 shares of Series B redeemable convertible preferred stock at an exercise price of $2.40 per share.

4.6†	Warrant to purchase 192,060 shares of Series B redeemable convertible preferred stock at an exercise price of $1.174 per share.

5.1	Opinion of Cooley Godward LLP.

10.1†	2000 Stock Incentive Plan and forms of related agreements.

10.2†	2004 Equity Incentive Plan and form of related agreement.

10.3	2004 Non-Employee Directors’ Stock Option Plan and form of related agreement.

10.4	2004 Employee Stock Purchase Plan.

10.5†	Form of Indemnity Agreement entered into between the Registrant and certain of its officers and directors.

10.6†	Employment Agreement with Steve Ahn, dated August 15, 2002.

10.7†	Employment Agreement with Ken Lee, dated August 15, 2002.

10.8†	Employment Agreement with Victor Lee, dated December 3, 2002.

10.9†	Employment Agreement with Daniel Hauck, dated January 5, 2004.

10.10†	Sublease Agreement by and between the Registrant and MTI Technologies Corporation, dated December 23, 2002.

10.11†	Lease Contract by and between the Korea Institute of Design Promotion and Leadis Technology Korea, Inc., dated June 21, 2003.

10.12†	Lease Contract by and between the Korea Institute of Design Promotion and Leadis Technology Korea, Inc., dated February 24, 2004.

21.1	Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1†	Power of Attorney (see page II-6).

*	To be filed by amendment.
†	Previously filed.

(B) Financial Statement Schedules:

None

ITEM 17.    UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) That, for purposes of determining any liability under the Securities Act of 1933 each post-effective amendment that contains a form prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on May 20, 2004.

By:	/s/ Sung Tae Ahn
Sung Tae Ahn
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Sung Tae Ahn Sung Tae Ahn	President, Chief Executive Officer and Director (Principal Executive Officer)	May 20, 2004

/s/ Victor Lee Victor Lee	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	May 20, 2004

* Keunmyung Lee	Executive Vice President, Chief Technology Officer and Director	May 20, 2004

* Kenneth Goldman	Director	May 20, 2004

* James Plummer	Director	May 20, 2004

* Arati Prabhakar	Director	May 20, 2004

* Lip-Bu Tan	Director	May 20, 2004

*By:	/s/ Victor Lee
Victor Lee Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Description Of Document

1.1	Form of Underwriting Agreement.

3.1†	Amended and Restated Certificate of Incorporation of Leadis Technology, Inc.

3.2†	Bylaws of Leadis Technology, Inc.

3.3†	Form of Amended and Restated Certificate of Incorporation of Leadis Technology, Inc. to be effective upon completion of this offering.

3.4†	Form of Amended and Restated Bylaws of Leadis Technology, Inc. to be effective upon completion of this offering.

4.1†	Reference is made to Exhibits 3.1 and 3.2.

4.2*	Specimen Stock Certificate.

4.3†	Amended and Restated Investor Rights Agreement dated August 19, 2002 by and among the Registrant and certain holders of the Registrant’s capital stock.

4.4†	Warrant to purchase 75,000 shares of common stock at an exercise price of $0.10 per share.

4.5†	Warrant to purchase 150,000 shares of Series B redeemable convertible preferred stock at an exercise price of $2.40 per share.

4.6†	Warrant to purchase 192,060 shares of Series B redeemable convertible preferred stock at an exercise price of $1.174 per share.

5.1	Opinion of Cooley Godward LLP.

10.1†	2000 Stock Incentive Plan and forms of related agreements.

10.2†	2004 Equity Incentive Plan and form of related agreement.

10.3	2004 Non-Employee Directors’ Stock Option Plan and form of related agreement.

10.4	2004 Employee Stock Purchase Plan.

10.5†	Form of Indemnity Agreement entered into between the Registrant and certain of its officers and directors.

10.6†	Employment Agreement with Steve Ahn, dated August 15, 2002.

10.7†	Employment Agreement with Ken Lee, dated August 15, 2002.

10.8†	Employment Agreement with Victor Lee, dated December 3, 2002.

10.9†	Employment Agreement with Daniel Hauck, dated January 5, 2004.

10.10†	Sublease Agreement by and between the Registrant and MTI Technologies Corporation, dated December 23, 2002.

10.11†	Lease Contract by and between the Korea Institute of Design Promotion and Leadis Technology Korea, Inc., dated June 21, 2003.

10.12†	Lease Contract by and between the Korea Institute of Design Promotion and Leadis Technology Korea, Inc., dated February 24, 2004.

21.1	Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1†	Power of Attorney (see page II-6).

*	To be filed by amendment.
†	Previously filed.